Exhibit 99.1
THE TORONTO-DOMINION BANK

Notice of Annual Meeting of Common Shareholders
and Management Proxy Circular
April 2, 2009

Dear Shareholders,
Please join us at our annual meeting of common shareholders at the Saint John Trade and Convention Centre, 1 Market Square, Saint John, New Brunswick on April 2, 2009 at 9:30 am (Atlantic).
This notice of meeting and management proxy circular describes the business to be conducted at the meeting and provides information on executive compensation and corporate governance at the Bank. We hope that you will take the time to read this circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Whether or not you attend the meeting in person, we would encourage you to vote as this is part of your rights as a shareholder. Instructions on the ways you can exercise your voting rights are found starting on page 1 of this circular.
If you are able to attend the meeting in person, there will be an opportunity to ask questions as well as to meet your fellow shareholders. If you are unable to attend, there are other ways that you can watch the meeting:
• Webcast: We will provide live coverage of the meeting from our website at www.td.com/investor/index.jsp
• Replay: A recorded version of the meeting will continue to be available on our website for several months following the meeting.
We look forward to hearing directly from shareholders at our meeting and hope that you will be able to participate.

Sincerely,

John Thompson Chairman of the Board	Ed Clark President and Chief Executive Officer

Notice of Annual Meeting
of Common Shareholders of The Toronto-Dominion Bank

DATE:	Thursday, April 2, 2009
TIME:	9:30 a.m. (Atlantic)
PLACE:	Saint John Trade and Convention Centre 1 Market Square Saint John, New Brunswick E2L 4Z6

Purposes of the meeting:

1.	Receiving the financial statements for the year ended October 31, 2008, and the auditor’s report thereon;

2.	Electing directors;

3.	Appointing the auditor;

4.	Considering certain shareholder proposals set out in Schedule A to the accompanying management proxy circular; and

5.	Transacting such other business as may properly be brought before the meeting.

On February 9, 2009 (the date for determining which shareholders are entitled to receive this notice), there were 850,042,743 outstanding common shares of The Toronto-Dominion Bank (the Bank) which were, subject to applicable Bank Act (Canada) restrictions, eligible to vote on each of the matters to be voted on at the meeting.

If you cannot attend, you are encouraged to vote your shares using the enclosed form of proxy or request for voting instructions.

Registered Shareholders

Registered shareholders should complete and sign the enclosed form of proxy and return it by facsimile as indicated on the form or in the envelope provided. Proxies must be received by the Bank’s transfer agent, CIBC Mellon Trust Company or the Bank’s Corporate Secretary at least twenty-four hours prior to the meeting:

The Bank’s transfer agent, CIBC Mellon Trust Company	OR	The Bank’s Corporate Secretary
• by facsimile at (416) 368-2502 or (toll-free) 1-866-781-3111;
• by mail at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; or
• delivered by hand at 320 Bay Street, Toronto, Ontario M5H 4A6
• by mail or hand delivery at Legal Department, TD Bank Financial Group, TD Tower, 66 Wellington St. W, 12th Fl. Toronto, Ontario, M5K 1A2.

Non-registered Shareholders

Non-registered shareholders should follow the instructions on the request for voting instructions or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

For more information about registered shareholders and non-registered shareholders, please see the section entitled “Voting Information” in the accompanying management proxy circular.

Toronto, February 19, 2009

By Order of the Board

Kevin N. Thompson
Vice President, Legal and Corporate Secretary

Management Proxy Circular

WHAT’S INSIDE

VOTING INFORMATION	1
BUSINESS OF THE MEETING	3
Financial Statements	3
Election of Directors	3
Appointment of Auditor	3
Shareholder Proposals	4
DIRECTOR NOMINEES	5
DIRECTOR COMPENSATION	11
Outside Director Share Plan	11
Director Fee Structure for Fiscal Year 2008	12
Director Share Ownership Requirements	12
Director Compensation Table	13
Incentive Plan Awards	14
CORPORATE GOVERNANCE	15
Report of the Corporate Governance Committee	15
Report of the Audit Committee	15
Report of the Risk Committee	16
Report of the Management Resources Committee	17
COMPENSATION DISCUSSION & ANALYSIS	18
Executive Total Value Strategy	18
Elements of Executive Total Value	19
Description of Executive Total Value Plans	19
TD Bank Executive Compensation Plan	19
Other Business Specific Plans	21
Description of Equity Plans	21
Equity Valuation	23
Details of Retirement Plans	24
Details of Benefits and Perquisites	25
Share Ownership Requirements	25
2008 External Benchmarking	26
2008 Corporate Performance and the Business Performance Factor	27
Determining Individual Awards — President and Chief Executive Officer	28
Determining Individual Awards — Other Named Executive Officers	30
Performance Graphs	33
SUMMARY COMPENSATION TABLE	34
INCENTIVE PLAN AWARDS	36
Outstanding Equity Awards	36
Value on Vesting or Pay-Out of Incentive Plan Awards	37
PENSION PLAN BENEFITS	37
Pension Arrangements for Named Executive Officers	37
Pension Plan Table	40
Pension Arrangements for Mr. Clark	40
Accrued Named Executive Officer Pension Obligation	41
TERMINATION AND CHANGE OF CONTROL BENEFITS	42
Employment Arrangements — President and Chief Executive Officer	42
Employment Arrangements — Group Head, Finance and Chief Financial Officer	42
Employment Arrangements — Group Head, Global Insurance and Head Group Strategy & Deputy Chair TD Canada Trust	43
Calculation of Termination Benefits	43
STOCK OPTIONS	45
Guidelines on Stock Option Overhang, Dilution and Burn Rate	47
DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND OTHER TRANSACTIONS WITH THE BANK	48
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	48
DIRECTORS’ APPROVAL	48
SCHEDULE A — SHAREHOLDER PROPOSALS	49
SCHEDULE B — DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	54
SHAREHOLDER INQUIRIES	61

All information in this management proxy circular is as of January 22, 2009, unless otherwise indicated. Additional information about the Bank is available on SEDAR at www.sedar.com, as well as on our website at www.td.com.

VOTING INFORMATION

WHY DOES THE BANK HOLD AN ANNUAL MEETING?
Under the Bank Act (Canada) (Bank Act), there are several things that we must accomplish each year at an annual meeting of our shareholders, including electing the directors and appointing the shareholders’ auditor. We also look forward to the annual meeting as an opportunity to look at the accomplishments of the past year, talk about what is coming up and hear directly from our shareholders.

WHY DID I RECEIVE THIS MANAGEMENT PROXY CIRCULAR?
You received this circular because management of The Toronto-Dominion Bank (the Bank) is soliciting proxies from you to be used at the annual meeting of common shareholders of the Bank to be held at the time and place and for the purposes listed in the notice of meeting accompanying this circular. This circular also provides a way for management of the Bank to communicate proactively with you on important issues. In this circular, “you” means you in your capacity as a holder of common shares of the Bank (Common Shares).
The Bank’s solicitation of proxies will primarily be by mail, but may also be made by telephone, in writing or in person by directors, officers and employees of the Bank. The Bank may also use the services of an outside agency to solicit proxies on its behalf. The cost of solicitation will be borne by the Bank.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  1

HOW MANY VOTES DO I GET?
Except for some restrictions explained below under the heading “What Are the Number of Eligible Votes and Voting Restrictions?”, you are entitled to one vote for each Common Share registered in your name or beneficially owned by you on February 9, 2009.

WHAT ARE THE NUMBER OF ELIGIBLE VOTES AND VOTING RESTRICTIONS?
On February 9, 2009 there were 850,042,743 outstanding Common Shares that were eligible to vote on each of the matters to be voted on at the meeting subject to applicable Bank Act restrictions.
The Bank Act prohibits the ownership by one person or entity of more than 10% of the Common Shares without approval in accordance with its provisions. To the knowledge of the directors and executive officers of the Bank, no person owns or exercises control over more than 10% of the Common Shares.
The Bank Act prohibits any shareholder from voting shares which are beneficially owned by the Government of Canada or a province, or by the government of a foreign country or any political subdivision of a foreign country or by an agency of any of these entities. The Bank Act also prohibits the voting of shares held in contravention of the Bank Act. For more information about voting restrictions, please contact TD Shareholder Relations (contact information is provided on the back cover of this circular).

HOW DO I VOTE?
Registered Shareholders
You are a registered shareholder if your name appears on your share certificate or you hold your shares through the Direct Registration System in the United States. Registered shareholders eligible to vote can vote in person at the meeting. If you are eligible to vote but will not be attending the meeting in person you can authorize another person, called a proxyholder, to attend the meeting and vote on your behalf. Any legal form of proxy may be used and a form of proxy is provided with this circular for eligible shareholders. How registered shareholders can vote by proxy is explained under the heading “How Will My Shares Be Voted If I Vote By Proxy?”.

Beneficial Owners (Non-Registered Shareholders)
Most shareholders are “beneficial owners” who are non-registered shareholders. You are a non-registered shareholder if you beneficially own Common Shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the shares registered in your own name.
Non-registered shareholders may vote either in person or by proxy. As required by Canadian securities laws, you will receive from your intermediary either a request for voting instructions or a form of proxy for the number of Common Shares held. For your shares to be voted, you must carefully follow the instructions on the request for voting instructions or the form of proxy that is provided to you by your intermediary.
Since the Bank has limited access to the names or holdings of its non-registered shareholders, you must complete the following steps to vote in person at the meeting: (a) insert your own name in the space provided or mark the appropriate box on the request for voting instructions or form of proxy to appoint yourself as the proxyholder; and (b) return the document in the envelope provided or as otherwise permitted by your intermediary. No other part of the form should be completed because your vote will then be taken at the meeting.

HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?
If you are eligible to vote, you may give voting instructions on the matters listed below by marking the appropriate boxes on the enclosed form of proxy or request for voting instructions and the proxyholder will be required to vote in that manner. If the boxes are not marked, the proxyholder may vote the Common Shares as he or she sees fit. If you appoint the persons designated in the enclosed form of proxy or request for voting instructions as the proxyholder, unless otherwise specified, your Common Shares will be voted at the meeting as follows:

FOR the election as directors of the nominees whose names are set out under the heading “Director Nominees”;

FOR the appointment of Ernst & Young LLP as auditor; and

AGAINST each of the shareholder proposals set out in Schedule A.

WHAT IF AMENDMENTS TO THESE MATTERS ARE RAISED OR NEW MATTERS ARE BROUGHT BEFORE THE MEETING?
The enclosed form of proxy or request for voting instructions gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly come before the meeting. As of the time of printing of this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If, however, other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in a manner the proxyholder considers to be proper in his or her discretion.

CAN I APPOINT A DIFFERENT PROXYHOLDER?
Yes, if you are a registered Canadian or U.S. shareholder or if you are a Canadian non-registered shareholder. The persons named as proxyholders in the enclosed form of proxy or request for voting instructions are directors of the Bank. If you wish to appoint another person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by the Bank’s transfer agent, CIBC Mellon Trust Company, or the Bank’s Corporate Secretary at least twenty-four hours before the meeting.

2  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

Non-Registered Shareholders
Registered Shareholders (Canada or U.S.)	(Beneficial Owners) (Canada only)
1. Either insert such person’s name in the blank space provided in the form of proxy OR complete another proxy.
2. Deliver the proxy in any of the ways indicated for
registered shareholders in the Notice of Annual Meeting on the inside cover of this circular.

1. Insert such person’s name in the blank space provided in the request for voting instructions or form of proxy provided by your intermediary.
2. Return the voting instructions or proxy in the envelope
provided or as otherwise permitted by your intermediary, following the voting procedures provided by your intermediary.

Remember that your proxyholder must attend the meeting in person in order for your vote to be taken.

WHAT IF I WANT TO CHANGE MY VOTE?
If you are a registered shareholder and you sign and return the enclosed form of proxy, you may revoke it by delivering written notification to the Corporate Secretary of the Bank in any of the ways indicated for registered shareholders in the Notice of Annual Meeting on the inside cover of this circular not later than the close of business (Toronto time) on April 1, 2009, or to the chairman of the meeting before the start of the meeting. Your written notification must state clearly that you wish to revoke the proxy.
If you are a non-registered shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

IS MY VOTE CONFIDENTIAL?
Yes. Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Bank, and are not submitted to the management of the Bank unless a shareholder clearly intends to communicate his or her comments to the Bank or legal requirements make it necessary. Shareholders wishing to maintain complete confidentiality of their holdings and their voting could register their shares in the name of a nominee.

HOW MANY VOTES ARE REQUIRED TO PASS A MATTER ON THE AGENDA?
A simple majority of the votes cast, in person or by proxy, is required for each of the matters specified in this circular.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS
Financial information about the Bank is included in the comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2008. These documents are contained in the Bank’s 2008 annual report (Annual Report) and are available on SEDAR at www.sedar.com and on our website www.td.com. The Annual Report is being mailed to shareholders with this circular. Shareholders wishing to obtain additional copies of the Annual Report may make a request to TD Shareholder Relations as set out on the back cover. The annual financial statements and the auditor’s report on them will be placed before the shareholders at the annual meeting.

ELECTION OF DIRECTORS
The nominees proposed for election as directors were recommended to the Board of Directors by the Corporate Governance Committee and are listed under the heading “Director Nominees” below. All of the nominees are currently directors of the Bank. All nominees have established their eligibility and willingness to serve as directors. Each director will be elected to hold office until the close of the next annual meeting.
Under the Bank’s Corporate Governance Guidelines (available on our website at www.td.com/governance/index.jsp), any nominee in an uncontested election who receives, from the Common Shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any Committee or Board deliberations on the resignation offer.
Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed under the heading “Director Nominees” below. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, the persons designated in the form of proxy may vote in their discretion for any substitute nominee or nominees.

APPOINTMENT OF AUDITOR
It is proposed that the firm of Ernst & Young LLP be reappointed as auditor of the Bank. The persons named in the enclosed form of proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditor of the Bank until the next meeting of shareholders where an auditor is appointed. Ernst & Young LLP has held an appointment, in accordance with the Bank Act, as auditor of the Bank for each of the fiscal five years up to and including the year ended October 31, 2008, and became the Bank’s sole auditor beginning with fiscal 2006. PricewaterhouseCoopers LLP previously served jointly with Ernst & Young LLP as one of the Bank’s auditors and resigned as auditor of the Bank effective January 23, 2006.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  3

Pre-Approval Policies and Shareholders’ Auditor Service Fees
The Bank’s Audit Committee has implemented a policy restricting the services that may be provided by the shareholders’ auditor and the fees paid to the shareholders’ auditor. Any service to be provided by the shareholders’ auditor must be permitted by law and by the policy, and must be pre-approved by the Audit Committee pursuant to the policy, along with the associated fees for those services. For further information on the pre-approval policies and shareholders’ auditors service fees, see the discussion starting on page 15 of the Bank’s 2008 Annual Information Form (www.sedar.com or www.td.com/investor/other.jsp). Fees paid to the shareholders’ auditor, Ernst & Young LLP, for the past three fiscal years are detailed in the table below.

	FEES PAID TO ERNST & YOUNG LLP

(thousands of Canadian dollars)	2008	2007	2006

Audit fees(1)	$18,733	$14,942	$16,343

Audit related fees(2)	3,192	2,727	1,072

Tax fees(3)	2,751	203	519

All other fees(4)	598	336	276

Total	$25,274	$18,208	$18,210

Notes:

(1)	Audit fees are fees for the professional services in connection with the audit of the Bank’s financial statements, other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements, and the performance of specified procedures with respect to qualified intermediary requirements for reporting to the Internal Revenue Service, United States.

(2)	Audit related fees are fees for assurance and related services that are performed by the Bank’s auditor. These services include employee benefit plan audits, accounting and tax consultations in connection with acquisitions and divestitures, application and general control reviews, attest services not required by statute or regulation, interpretation of financial accounting, tax and reporting standards, and information technology advisory services.

(3)	Tax fees comprise: income and commodity tax compliance generally involving the preparation of original and amended tax returns and claims for refund; tax advice, including assistance with tax audits, appeals and rulings plus tax advice related to mergers, acquisitions and financing structures; electronic and paper based tax knowledge publications; and tax planning, including expatriate and domestic tax services and transfer pricing matters. The growth in tax fees of $2.5 million in 2008 was primarily due to services relating to acquisitions and other considered transactions.

(4)	All other fees include fees for insolvency and viability matters either paid by the Bank or by third parties, limited to cases in which the Bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. The amount of insolvency and viability fees paid by third parties to Ernst & Young LLP is $0.28 million (2007 — $0.04 million; 2006 — $0.04 million). Also included in this category are fees for audits of charitable organizations, Section 5970/SAS 70 reports on control procedures at a service organization, audit services for certain special purpose entities administered by the Bank, SEC-registered fund audits, and benchmark studies.

SHAREHOLDER PROPOSALS
Attached to this circular as Schedule A are certain shareholder proposals which have been submitted for consideration at the meeting and the explanation of the Board of Directors of its reasons for opposing these proposals. If these proposals are put forward at the meeting, unless otherwise specified, those persons designated in the form of proxy enclosed intend to vote AGAINST each of these proposals.

The final date for submissions of proposals by shareholders to the Bank for inclusion in the management proxy circular in connection with next year’s annual meeting of common shareholders of the Bank is November 23, 2009.

4  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

DIRECTOR NOMINEES

The following charts provide information on the nominees proposed for election as directors. Included in these charts is information relating to the nominees’ current membership on Committees of the Board, Board and Committee meeting attendance in the 12 months ended October 31, 2008, and other public board memberships. In addition to the attendance listed below, directors from time to time attend other Committee meetings by invitation. There were three special Board meetings held during fiscal 2008. All nominees (with the exception of Mr. Levitt, who was appointed on December 3, 2008) attended more than 75% of Board and Committee meetings.
The charts also show present principal occupation and principal occupations held in the last five years, if different. In addition, the charts show the nominees’ current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, and Deferred Share Units, each equivalent to a Common Share, credited to each nominee. The total equity value (as at the end of the calendar year) is presented in dollars, as well as the amount of equity held by each director exceeding (or below) the share ownership requirements (SOR) (described further on page 12 of this circular).

William E. Bennett Age: 62 Chicago, IL U.S.A. Director Since: May 2004 Independent Designated Audit Committee Financial Expert	Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Mr. Bennett holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago.

	Board/Committee Membership			Attendance		Public Board Memberships (Exchange:Symbol)

	Board			11 of 11	100%	Nil
	Audit			9 of 9	100%
	Risk			10 of 10	100%

	Combined Total			30 of 30	100%

	Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
	2009	nil	16,480	16,480		$716,056	$266,056

	2008	nil	12,316	12,316		$855,962	$405,962

Hugh J. Bolton Age: 70 Edmonton, AB Canada Director Since: April 2003 Independent Designated Audit Committee Financial Expert	Mr. Bolton is the non-executive Chair of the Board of Directors of EPCOR Utilities Inc., an integrated energy company. Mr. Bolton is the retired Chairman & Chief Executive Officer and partner of Coopers & Lybrand Canada, Chartered Accountants. In February of 2007, Mr. Bolton became non-executive Chairman of Matrikon Inc. He holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton is a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants.

	Board/Committee Membership			Attendance		Public Board Memberships(3) (Exchange:Symbol)
	Board			11 of 11	100%	Matrikon Inc. (TSX:MTK)
	Audit (Chair)			9 of 9	100%	Canadian National Railway Company
	Risk			9 of 10	90%	(TSX, NYSE: CNR) EPCOR Utilities Inc. (unlisted) Teck Cominco Limited (TSX:TCK.A, NYSE:TCK) WestJet Airlines Ltd. (TSX:WJA)

	Combined Total			29 of 30	97%

	Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR

	2009	1,000	15,955	16,955		$736,695	$286,695

	2008	1,000	12,599	13,599		$945,131	$495,131

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  5

John L. Bragg Age: 68 Collingwood, NS Canada Director Since: October 2004 Independent	Mr. Bragg is the Chairman, President and Co-Chief Executive Officer of Oxford Frozen Foods Limited, a food manufacturer. He is also an officer of a number of associated companies including Bragg Communications Incorporated, which operates under the brand name of Eastlink. Mr. Bragg holds undergraduate degrees in commerce and education from Mount Allison University, of which he is Chancellor, and honourary doctorate degrees from Mount Allison, Dalhousie and Acadia Universities. Mr. Bragg was made an Officer of the Order of Canada in 1996.

	Board/Committee Membership			Attendance		Public Board Memberships (Exchange:Symbol)

	Board			10 of 11	91%	Maple Leaf Foods Inc. (TSX:MFI)
	Audit			9 of 9	100%	Empire Company Limited (TSX:EMP.A)

	Combined Total			19 of 20	95%

	Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR

	2009	198,837	12,293	211,130		$9,173,599	$8,723,599

	2008	198,837	8,756	207,593		$14,427,713	$13,977,713

W. Edmund Clark Age: 61 Toronto, ON Canada Director Since: August 2000 Non-Independent	Mr. Clark is the President and Chief Executive Officer of the Bank. Prior to December 20, 2002, he was President and Chief Operating Officer of the Bank. Mr. Clark joined the Bank with its acquisition of CT Financial Services Inc. (on February 1, 2000) where he was the President and Chief Executive Officer. Mr. Clark holds an undergraduate degree from the University of Toronto, and earned his master’s and doctoral degrees from Harvard University, all in economics.

	Board/Committee Membership			Attendance		Public Board Memberships (Exchange:Symbol)
	Board			10 of 11	91%	TD AMERITRADE Holding Corporation (NASD:AMTD)

	Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs		For required and actual share ownership as an executive, see the share ownership table on page 25.

	2009	5,328	512,835	518,163

	2008	5,328	494,050	499,378

Wendy K. Dobson Age: 67 Uxbridge, ON Canada Director Since: October 1990 Independent	Dr. Dobson is Professor and Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto. Dr. Dobson is Vice Chair of the Canadian Public Accountability Board. She holds an undergraduate degree from the University of British Columbia, two master’s degrees from Harvard University and a doctorate in economics from Princeton University.

	Board/Committee Membership			Attendance		Public Board Memberships (Exchange:Symbol)
	Board			10 of 11	91%	TransCanada Corporation (TSX, NYSE:TRP)
	Corporate Governance			3 of 3(6)	100%	TransCanada Pipelines Limited (TSX, NYSE:TCA)
	Risk			7 of 7(7)	100%

	Combined Total			20 of 21	95%

	Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
	2009	7,659	14,921	22,580		$981,101	$531,101

	2008	7,373	12,196	19,569		$1,360,046	$910,046

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Donna M. Hayes Age: 52 Toronto, ON Canada Director Since: January 2004 Independent	Ms. Hayes is the Publisher, Chief Executive Officer and a Director of Harlequin Enterprises Limited, a global publishing company. She is also an officer of a number of associated companies. Ms. Hayes has held various positions with Harlequin Enterprises Limited since 1985. Ms. Hayes holds an undergraduate degree in English literature and communications from McGill University and has completed the professional publishing course at Stanford University and the executive management program at the Richard Ivey School at The University of Western Ontario.

	Board/Committee Membership			Attendance		Public Board Memberships (Exchange:Symbol)
	Board			11 of 11	100%	Nil
	Audit			3 of 4(6)	75%
	Corporate Governance			2 of 2(7)	100%

	Combined Total			16 of 17	94%

	Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR

	2009	2,000	13,188	15,188		$659,919	$209,919

	2008	2,000	9,934	11,934		$829,413	$379,413

Henry H. Ketcham Age: 59 Vancouver, BC Canada Director Since: January 1999 Independent	Mr. Ketcham is the Chairman of the Board, President and Chief Executive Officer of West Fraser Timber Co. Ltd., an integrated forest products company, and is an officer of a number of associated companies. Mr. Ketcham holds an undergraduate degree in sociology from Brown University and has completed the Program for Management Development at Harvard Business School.

	Board/Committee Membership			Attendance		Public Board Memberships (Exchange:Symbol)
	Board			10 of 11	91%	West Fraser Timber Co. Ltd (TSX:WFT)
	Management Resources			7 of 7	100%

	Combined Total			17 of 18	94%

	Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
	2009	5,169	25,945	31,114		$1,351,903	$901,903

	2008	1,163	21,908	23,071		$1,603,435	$1,153,435

Pierre H. Lessard Age: 66 Westmount, PQ Canada Director Since: October 1997 Independent	Mr. Lessard is the Executive Chairman of the Board of METRO INC., a food retailer and distributor. Prior to April 15, 2008, Mr. Lessard was the President and Chief Executive Officer of METRO INC. Mr. Lessard holds an undergraduate and a master’s degree from Laval University and a master’s degree in business administration from Harvard Business School. Mr. Lessard is a Chartered Accountant and a Fellow of the Québec Order of Chartered Accountants.

	Board/Committee Membership			Attendance		Public Board Memberships(1) (Exchange:Symbol)
	Board			10 of 11	91%	METRO INC. (TSX: MRU.A)
	Management Resources			7 of 7	100%	SNC-Lavalin Group Inc. (TSX:SNC)

	Combined Total			17 of 18	94%

	Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
	2009	11,000	27,594	38,594		$1,676,909	$1,226,909

	2008	7,000	23,655	30,655		$2,130,523	$1,680,523

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  7

Brian M. Levitt Age: 61 Westmount, PQ Canada Director Since: December 2008 Independent	Mr. Levitt is a Partner and Co-Chair of the law firm Osler, Hoskin & Harcourt LLP. Mr. Levitt is the former President and Chief Executive Officer of Imasco Limited, a Canadian consumer goods and services company. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Science degree in Civil Engineering.

	Board/Committee Membership			Attendance(8)	Public Board Memberships (Exchange:Symbol)(3)
	Board			N/A	BCE Inc. (TSX, NYSE: BCE)
	Risk				Bell Canada (TSX :BC) Domtar Corporation (TSX, NYSE: UFS)

Combined Total

Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
	2009	15,000	1,647	16,647	$723,312	$273,312

	2008	N/A

Harold H. MacKay Age: 68 Regina, SK Canada Director Since: November 2004 Independent	Mr. MacKay is of counsel to the law firm MacPherson Leslie & Tyerman LLP. Mr. MacKay chaired the Task Force on the Future of the Canadian Financial Services Sector and served as the Clifford Clark Visiting Economist with the Department of Finance of Canada. In March 2007, Mr. MacKay also became non-executive Chairman of Domtar Corporation. Mr. MacKay holds an undergraduate degree in economics and political science from the University of Saskatchewan, a law degree from Dalhousie University and an honourary doctorate in law from the University of Regina. Mr. MacKay was made an Officer of the Order of Canada in 2002.

	Board/Committee Membership			Attendance		Public Board Memberships (Exchange:Symbol)(3)
	Board			11 of 11	100%	The Mosaic Company (NYSE:MOS)
	Corporate Governance			3 of 3(6)	100%	Domtar Corporation (TSX, NYSE: UFS)
	Risk (Chair)			10 of 10	100%

	Combined Total			24 of 24	100%

	Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
	2009	5,000	13,048	18,048		$784,186	$334,186

	2008	5,000	9,038	14,038		$975,641	$525,641

Irene R. Miller Age: 56 New York, NY U.S.A. Director Since: May 2006 Independent Designated Audit Committee Financial Expert	Ms. Miller is Chief Executive Officer of Akim, Inc., an investment management and consulting firm. Until June 1997, Ms. Miller was Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University.

	Board/Committee Membership			Attendance		Public Board Memberships (Exchange:Symbol)
	Board			11 of 11	100%	Barnes & Noble, Inc. (NYSE:BKS)
	Audit			9 of 9	100%	Coach, Inc. (NYSE:COH) Inditex, S.A. (MCE (Madrid):ITX)

	Combined Total			20 of 20	100%

	Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
	2009	10,000	8,615	18,615		$808,822	$358,822

	2008	10,000	4,976	14,976		$1,040,832	$590,832

8  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

Nadir H. Mohamed Age: 52 Toronto, ON Canada Director Since: April 2008 Independent Designated Audit Committee Financial Expert	Mr. Mohamed is the President and Chief Operating Officer, Communications Group, of Rogers Communications Inc., a diversified Canadian communications and media company. Prior to May 2005, Mr. Mohamed was President and Chief Executive Officer of Rogers Wireless Inc. Mr. Mohamed holds an undergraduate degree in commerce from the University of British Columbia. Mr. Mohamed is a Chartered Accountant.

	Board/Committee Membership			Attendance		Public Board Memberships (Exchange:Symbol)

	Board			6 of 6	100%	Rogers Communications Inc. (TSX: RCI.A, NYSE: RCI)
	Audit			5 of 5(7)	100%

	Combined Total			11 of 11	100%

	Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR

	2009	3,300	3,002	6,302		$273,822	($176,178)

	2008	3,300	N/A	3,300		$229,350	N/A — New Nominee

Roger Phillips Age: 69 Regina, SK Canada Director Since: February 1994 Independent	Mr. Phillips is a Corporate Director. He is the retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from 1982 until his retirement in January 2002. Mr. Phillips holds an undergraduate degree in physics and mathematics from McGill University. Mr. Phillips was made an Officer of the Order of Canada in 1999 and was awarded the Saskatchewan Order of Merit in 2002. Mr. Phillips is a Chartered Physicist (U.K.) and a Fellow of the Institute of Physics.

	Board/Committee Membership			Attendance		Public Board Memberships (Exchange:Symbol)

	Board			11 of 11	100%	Canadian Pacific Railway Company (NYSE, London:CPRY)
	Corporate Governance			2 of 2(6)	100%	Canadian Pacific Railway Limited (TSX, NYSE:CP)
	Risk			3 of 3(7)	100%	Imperial Oil Limited (TSX, AMEX:IMO) Cliffs Natural Resources Inc. (NYSE:CLF)

	Combined Total			16 of 16	100%

	Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs (5)	Amount Exceeding SOR

	2009	18,000	31,126	49,126		$2,134,525	$1,684,525

	2008	14,000	26,601	40,601		$2,821,770	$2,371,770

Wilbur J. Prezzano Age: 68 Charleston, SC U.S.A. Director Since: April 2003 Independent	Mr. Prezzano is a Corporate Director. He is the retired Vice Chairman of Eastman Kodak Company, an imaging products and services company. Mr. Prezzano holds an undergraduate degree in economics and a master’s degree in business administration, both from the University of Pennsylvania’s Wharton School.

	Board/Committee Membership			Attendance		Public Board Memberships (Exchange:Symbol)

	Board			11 of 11	100%	TD Ameritrade Holding Corporation (NASD:AMTD)
	Management Resources (Chair)			7 of 7	100%	EnPro Industries, Inc. (NYSE:NPO)
	Risk			8 of 9	89%	Lance, Inc. (NASD:LNCE) Roper Industries, Inc. (NYSE:ROP)

	Combined Total			27 of 28	96%

	Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR

	2009	1,000	21,747	22,747		$988,357	$538,357

	2008	1,000	17,181	18,181		$1,263,580	$813,580

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  9

William J. Ryan(2) Age: 65 Falmouth, ME U.S.A. Director Since: March 2005 Non-Independent	Mr. Ryan is the Executive Chairman of TD Banknorth Inc., the parent company of TD Bank N.A., which operates as TD Bank, America’s Most Convenient Bank. Until March 2007, he was Chairman and Chief Executive Officer of TD Banknorth Inc. From September 2005 until May 2007, Mr. Ryan was the Group Head, U.S. Personal and Commercial Banking and Vice Chair of the Bank. Prior to September 2005, Mr. Ryan was Vice Chair of the Bank. Mr. Ryan is a graduate of St. Francis College in New York and the Stonier Graduate School of Banking at Rutgers University.

	Board/Committee Membership			Attendance		Public Board Memberships (Exchange:Symbol)
	Board			10 of 11	91%	WellPoint, Inc. (NYSE:WLP) Unum Group (NYSE:UMN)

	Securities Held

	Year	Common Shares	Share Units(4)	Total of Common Shares and Share Units(4)		Total Value of Common Shares and Share Units(4)(5)	Amount Exceeding SOR(9)
	2009	19,256	41,650	60,906		$2,646,366	$(4,517,544)

	2008	18,567	64,971	83,538		$5,805,895	$6,790

Helen K. Sinclair Age: 57 Toronto, ON Canada Director Since: June 1996 Independent	Ms. Sinclair is the founder and Chief Executive Officer of BankWorks Trading Inc., a satellite communications company. Ms. Sinclair is also a director of the Canada Pension Plan Investment Board. Ms. Sinclair holds an undergraduate degree from York University and a master’s degree from the University of Toronto, both in economics. She is a graduate of the Advanced Management Program of the Harvard Business School.

	Board/Committee Membership			Attendance		Public Board Memberships (Exchange:Symbol)(3)
	Board			11 of 11	100%	Davis + Henderson Income Fund (TSX:DHF.UN)
	Audit			4 of 4(6)	100%	EPCOR Utilities Inc. (unlisted)
	Management Resources			7 of 7	100%

	Combined Total			18 of 18	100%

	Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
	2009	10,921	14,489	25,410		$1,104,065	$654,065

	2008	6,921	12,372	19,293		$1,340,864	$890,864

John M. Thompson Age: 66 Toronto, ON Canada Director Since: August 1988 Chairman Since: April 2003 Independent	Mr. Thompson is the non-executive Chairman of the Board of the Bank and the retired Vice Chairman of the Board of IBM Corporation, an information technology hardware, software and services company, a position he held from August 2000 to September 2002. Mr. Thompson holds an undergraduate degree in engineering science from The University of Western Ontario, of which he is Chancellor, and has completed the executive management programs at the Richard Ivey School at The University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University.

	Board/Committee Membership			Attendance		Public Board Memberships (Exchange:Symbol)
	Board			11 of 11	100%	Royal Philips Electronics N.V. (NYSE:PHG)
	Corporate Governance (Chair)			5 of 5	100%	Thomson Reuters Corporation (TSX, NYSE: TRI)
	Management Resources			7 of 7	100%	Thomson Reuters PLC (LSE: TRIL)

	Combined Total			23 of 23	100%

	Securities Held

	Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
	2009	46,644	13,758	60,402		$2,624,467	$2,174,467

	2008	41,669	9,854	51,523		$3,580,849	$2,380,849

Notes to the Director Nominees’ Charts:

(1)	Mr. Lessard was a director of CINAR Corporation at the time its shares were suspended from trading on the Toronto Stock Exchange (TSX) for more than 30 consecutive days. The shares were delisted from the TSX and the NASDAQ due to the inability of CINAR Corporation to meet continued listing requirements.

(2)	Mr. Ryan joined the Board on March 1, 2005 upon completion of the acquisition by the Bank of a majority stake in TD Banknorth Inc., as agreed in the merger agreement dated as of August 25, 2004, among the Bank, Banknorth Group, Inc. and others. Mr. Ryan’s employment agreement with the Bank and TD Banknorth Inc. provides that during the five years following completion of the acquisition, he will serve as a director of the Bank.

10  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

(3)	Director nominees who serve on outside boards together are: Mr. Bolton and Ms. Sinclair, who are directors of EPCOR Utilities Inc. and Mr. Levitt and Mr. MacKay, who are directors of Domtar Corporation.

(4)	Includes share units granted under TD Banknorth plans.

(5)	For 2009, securities held were valued at the closing price of Common Shares on the TSX on December 31, 2008 ($43.45), and for 2008, at the closing price of the Common Shares on the TSX on December 31, 2007 ($69.50).

(6)	Stepped down from the Committee on April 3, 2008.

(7)	Joined the Committee effective April 3, 2008. Mr. Mohamed was also elected to the Board effective that date.

(8)	Mr. Levitt was appointed to the Board on December 3, 2008.

(9)	Mr. Ryan’s SOR is provided in his employment agreement. His SOR was not adjusted when he transitioned to the role of Chairman of TD Banknorth Inc. from his former role as Chairman and Chief Executive Officer of TD Banknorth Inc. and Group Head, U.S. Personal and Commercial Banking and Vice Chair of the Bank. In his current role, Mr. Ryan does not receive share units under TD Banknorth plans.

Mr. Brian MacNeill, an independent director who has served as a director of the Bank since August 1994, will not be standing for re-election at the meeting. Mr. MacNeill is currently the non-executive Chairman of the Board of Petro-Canada, an integrated oil and gas company. He is also a director of TELUS Corporation and West Fraser Timber Co. Ltd. In the twelve months ended October 31, 2008, Mr. MacNeill attended 10 of 11 Board meetings, 4 of 5 Corporate Governance Committee meetings and 3 of 3 Management Resources Committee meetings.

DIRECTOR COMPENSATION

The Corporate Governance Committee is responsible for reviewing director compensation and satisfying itself that it is competitive and aligns directors’ interests with those of shareholders. The Board determines the form and amount of director compensation based on the recommendation of the Corporate Governance Committee following an annual review of director compensation in the marketplace.

OUTSIDE DIRECTOR SHARE PLAN
Non-employee directors are eligible to receive annual fees under the Outside Director Share Plan. Directors may elect to receive their fees in the form, or in a combination, of Common Shares, Deferred Share Units, or cash.

Common Shares:

•	Common Shares may be held in a custodial account or transferred to a personal account.

•	Common Shares are valued using the average cost on the purchase date.

•	For payment in cash, Common Shares are valued using the average market price per Common Share realized on the date of sale on the TSX for trades of Common Shares under the Bank’s compensation plans.

•	For payment in kind, Common Shares are transferred from the custodial account to a personal account. Any fractional shares will be paid to the director in cash.

Deferred Share Units:

•	Deferred Share Units are phantom share units that track the price of the Common Shares.

•	Units have no vesting provisions and no voting rights.

•	When dividends are paid on Common Shares, dividend equivalents are awarded in the form of additional Deferred Share Units based on the closing price of Common Shares on the last trading day of the quarter in which the dividends are paid.

•	Deferred Share Units are valued using either the average cost of Common Shares purchased under the Outside Director Share Plan on the purchase date or, if no cost on the purchase date has been established, the closing price for Common Shares on the TSX on the trading day prior to the purchase date or grant date (if applicable).

•	Prior to December 2008, Deferred Share Units were valued using either the average cost of Common Shares purchased under the Outside Director Share Plan on the purchase date, or, if no cost on the purchase date has been established, for Deferred Share Units allocated on or after November 23, 2005 the average daily high and low prices for Common Shares on the TSX for the 20 trading days prior to the purchase date or grant date (if applicable) or, for Deferred Share Units allocated prior to November 23, 2005, the average high and low prices for Common Shares on the TSX on the trading day before the purchase date.

•	Units may be redeemed in cash after the director leaves the service of the Board.

•	On redemption, Deferred Share Units are valued using the closing price for Common Shares on the TSX on the redemption date or for units allocated prior to December 2008, the average high and low prices for Common Shares on the TSX on the redemption date.

2008 Individual Director’s Elections
For 2008, amounts shown in the Annual Fees columns of the Director Compensation Table were received entirely in Deferred Share Units or Common Shares, instead of cash, based on the individual director’s election under the Outside Director Share Plan (subject to the share ownership requirements set out in the Plan), except that the following directors elected to receive cash, or a combination of cash, Deferred Share Units and/or Common Shares as indicated in the table below.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  11

Name	Annual Retainer	Other Annual Fees
Hugh J. Bolton	100% Deferred Share Units	100% Cash

Wendy K. Dobson	50% Cash + 50% Deferred Share Units	100% Cash

Brian F. MacNeill	50% Cash + 50% Deferred Share Units	50% Cash + 50% Deferred Share Units

Helen K. Sinclair	100% Cash	100% Cash

John M. Thompson	50% Cash + 50% Common Shares	N/A

Elements comprising the Annual Fees paid to directors are described in further detail below under the heading “Director Fee Structure for Fiscal Year 2008” and in the Director Compensation Table.

Equity Grants
In addition to Annual Fees, under the Outside Director Share Plan, non-employee directors may be entitled to an equity grant paid in the form of Deferred Share Units. Amounts of equity grants to directors are indicated in the Director Compensation Table below.

DIRECTOR FEE STRUCTURE FOR FISCAL YEAR 2008
The compensation structure detailed below was approved by the Board and became effective November 1, 2006. Annual fees indicated below are not applicable to directors who are also employees of the Bank or its subsidiaries, being Messrs. Clark and Ryan.

Item or Service	Annual Fee
Director Retainer (excludes the Chairman of the Board and includes compensation for serving on one Committee)	$75,000

Additional Committee Memberships (includes observer attendees, but excludes the Chairman of the Board)	$15,000

Committee Chair (other than the Audit Committee and excludes the Chairman of the Board)	$25,000

Audit Committee Chair	$40,000

Directors Based Outside of Ontario (travel allowance in recognition of time spent traveling to meetings)
• Principal Residence in Québec	$10,000
• Principal Residence West of Ontario or East of Québec	$20,000
• Principal Residence in U.S.	$35,000

Chairman of the Board (retainer, does not receive any other Annual Fees)	$200,000

Commencing fiscal 2009 and going forward, non-employee directors (excluding the Chairman of the Board) will receive an additional $1,500 for each meeting attended in excess of 15 Board meetings or 12 meetings of any one committee in a fiscal year.

DIRECTOR SHARE OWNERSHIP REQUIREMENTS
Under the Bank’s director share ownership requirement, non-employee directors are expected to acquire Common Shares with a value equivalent to at least six times their respective annual retainer. Deferred Share Units are considered the equivalent of Common Shares for the purposes of the directors’ share ownership requirement.
Directors have five years from their respective first election date to meet the share ownership requirement. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of Deferred Share Units or Common Shares until the share ownership requirement has been met. Directors who are also management are subject to separate, higher requirements as described in the Share Ownership Requirements section in the Compensation Discussion and Analysis.
The current Share Ownership Requirement for non-employee directors is:

•	Chairman of the Board: 6 x annual retainer ($200,000); and

•	Each Director: 6 x annual retainer ($75,000).

All non-employee director nominees have acquired Common Shares and Deferred Share Units, the total values of which are equivalent to or exceed the director share ownership requirement described above, except for Mr. Mohamed, who was elected at the annual meeting in April, 2008 and is accumulating shares or their equivalent in accordance with director share ownership guidelines. Share ownership levels of the director nominees are set out starting on page 5 of this circular.

12  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

DIRECTOR COMPENSATION TABLE
The Director Compensation Table below presents the information relating to director compensation in a format aligned with the new Form 51-102F6 — Statement of Executive Compensation (in respect of financial years ending on or after December 31, 2008).

	Annual Fees

Name(1)	Annual Retainer ($)	Additional Committee ($)	Committee Chairman ($)	Travel Allowance ($)	Total Annual Fees ($)	Share- based awards(2)	All Other Compensation		Total(9)

William E. Bennett	$75,000	$15,000	—	$35,000	$125,000	$70,000	$118,291	(3)	$313,291

Hugh J. Bolton	$75,000	$15,000	$40,000	$20,000	$150,000	$70,000	—		$220,000

John L. Bragg	$75,000	—	—	$20,000	$95,000	$70,000	—		$165,000

Wendy K. Dobson	$75,000	—	—	—	$75,000	$70,000	—		$145,000

Darren Entwistle(4)	$37,500	—	—	$10,000	$47,500	—	—		$47,500

Donna M. Hayes	$75,000	—	—	—	$75,000	$70,000	—		$145,000

Henry H. Ketcham	$75,000	—	—	$20,000	$95,000	$70,000	—		$165,000

Pierre H. Lessard	$75,000	—	—	$10,000	$85,000	$70,000	—		$155,000

Brian M. Levitt(5)	—	—	—	—	—	$70,000	—		$70,000

Harold H. MacKay(8)	$75,000	$15,000	$12,500	$20,000	$122,500	$70,000	—		$192,500

Brian F. MacNeill(6) (8)	$75,000	$7,500	$12,500	$20,000	$115,000	$35,000	—		$150,000

Irene R. Miller	$75,000	—	—	$35,000	$110,000	$70,000	—		$180,000

Nadir H. Mohamed(7)	$43,750	—	—	—	$43,750	$110,833	—		$154,583

Roger Phillips(8)	$75,000	$7,500	$12,500	$20,000	$115,000	$70,000	—		$185,000

Wilbur J. Prezzano(8)	$75,000	$15,000	$12,500	$35,000	$137,500	$70,000	—		$207,500

Helen K. Sinclair	$75,000	$7,500	—	—	$82,500	$70,000	—		$152,500

John M. Thompson	$200,000	—	—	—	$200,000	$150,000	—		$350,000

Notes:

(1)	Mr. Clark does not appear in this table as he is a management director and a Named Executive Officer. Mr. Clark does not receive any compensation for serving as a director of the Bank or subsidiary Boards (TD Banknorth Inc., TD Bank, N.A. and TD Bank USA, N.A.). Details of compensation received by Mr. Clark are provided in the Summary Compensation Table in this circular. Mr. Ryan does not receive any compensation for serving as a director of the Bank or subsidiary Boards (TD Banknorth Inc., TD Bank, N.A. and TD Bank USA, N.A.).

(2)	The grants are for Deferred Share Units which were awarded on December 11, 2008. The grant date fair value, or compensation value (and the accounting value) is determined using the closing price for Common Shares on the TSX on the trading day prior to the grant date.

(3)	Mr. Bennett is an independent director of the Bank, and is also appointed to the boards of TD Banknorth Inc., TD Bank, N.A. and TD Bank USA, N.A., each a subsidiary of the Bank. For TD Banknorth Inc.’s fiscal year ended September 30, 2008, Mr. Bennett received compensation payable to him in U.S. dollars. The exchange rate used to convert U.S. dollars to Canadian dollars was the Bank of Canada average exchange rate for the period of November 1, 2007 to October 31, 2008 (C$1.03 = U.S.$1.00).

The combined annual fee structure for subsidiary Boards is: U.S.$30,000 retainer; attendance fees of U.S.$1,250 per board meeting and U.S.$1,000 per committee meeting; and reimbursement for travel time in excess of one hour at a rate of U.S.$25 per hour per meeting, up to a maximum of six hours. Mr. Bennett also received two equity grants, each in the amount of U.S.$25,000 in December 2007.

(4)	Mr. Entwistle did not stand for re-election at the annual meeting held on April 3, 2008. As such, annual retainer fees with respect to the fiscal year ended October 31, 2008 have been pro-rated accordingly.

(5)	Mr. Levitt was appointed as a director on December 3, 2008 and as such, did not receive any annual fees in 2008.

(6)	Mr. MacNeill is not standing for re-election at the annual meeting to be held on April 2, 2009. As such, his equity award has been pro-rated accordingly.

(7)	Mr. Mohamed was elected on April 3, 2008. As such, his annual fees have been pro-rated accordingly. He received an equity grant at the time of his election in April 2008 of $40,833 in addition to an equity grant of $70,000 in December, 2008.

(8)	Served as Committee Chair for half of 2008. As such, this Committee Chairman fee has been pro-rated accordingly.

(9)	The total director compensation, which includes the Total Annual Fees as disclosed in the Director Compensation Table and equity grants awarded on December 10, 2007, was $2,768,750.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  13

INCENTIVE PLAN AWARDS AND TABLES
Under certain Bank legacy stock incentive plans, certain non-employee directors were granted stock options as part of their director compensation. Such options were granted from December 1998 to December 2001 and have all vested. No options have been granted to non-employee directors since that time. The following table sets out the relevant information regarding options granted to each of the following non-employee directors between December 1998 and December 2001 under those plans.

	Number of securities			Value of Unexercised
	underlying	Option Exercise		In-the-Money
	unexercised Options	Price	Option Expiration	Option-Based Awards(1)(2)
Name	(#)	($)	Date	($)
Wendy K. Dobson	925	$40.98	December 13, 2011	$2,285

Henry H. Ketcham	2,500	$36.20	December 9, 2009	$18,125
	2,200	$41.70	December 7, 2010	$3,850
	3,700	$40.98	December 13, 2011	$9,139
Total	8,400			$31,114

Pierre H. Lessard	2,500	$36.20	December 9, 2009	$18,125
	2,200	$41.70	December 7, 2010	$3,850
	3,700	$40.98	December 13, 2011	$9,139
Total	8,400			$31,114

Brian F. MacNeill	2,500	$36.20	December 9, 2009	$18,125
	2,200	$41.70	December 7, 2010	$3,850
	3,700	$40.98	December 13, 2011	$9,139
Total	8,400			$31,114

Roger Phillips	2,500	$36.20	December 9, 2009	$18,125
	2,200	$41.70	December 7, 2010	$3,850
	3,700	$40.98	December 13, 2011	$9,139
Total	8,400			$31,114

Helen K. Sinclair	2,500	$36.20	December 9, 2009	$18,125
	2,200	$41.70	December 7, 2010	$3,850
	3,700	$40.98	December 13, 2011	$9,139
Total	8,400			$31,114

John M. Thompson	2,500	$36.20	December 9, 2009	$18,125
	2,200	$41.70	December 7, 2010	$3,850
	3,700	$40.98	December 13, 2011	$9,139
Total	8,400			$31,114

Notes:

(1)	Represents the dollar amount of in-the-money unexercised options based on the difference between the closing price of Common Shares on the TSX on December 31, 2008, which was $43.45, and the exercise price of the option.

(2)	Each of Messrs. Ketcham, Lessard, MacNeill, Phillips and Thompson and Ms. Sinclair exercised options representing an equivalent of 4,000 Common Shares at an exercise price of $37.60 in calendar 2008.

In addition to the option grants described above, Messrs. Bennett, Prezzano and Ryan currently hold options to purchase 2,132, 2,132 and 569,266 Common Shares, respectively, which were received in connection with the privatization of TD Banknorth Inc. on April 20, 2007, whereby certain options to purchase shares of TD Banknorth Inc. were converted into options to acquire Common Shares. The number of Common Shares following the conversion was calculated in accordance with the Merger Agreement relating to the privatization. Messrs. Bennett and Prezzano previously received their TD Banknorth options as director compensation while Mr. Ryan previously received his TD Banknorth options as executive compensation.

The following table sets out the relevant information regarding options granted to each of Messrs. Bennett, Prezzano and Ryan which are currently outstanding:

	Number of securities			Value of Unexercised
	underlying	Option Exercise		In-the-Money
	unexercised Options	Price	Option Expiration	Option-based Awards(1)
Name	(#)	(U.S.$)	Date	($)
William E. Bennett	1,066	$57.38	May 24, 2015	$0
	1,066	$55.11	May 9, 2016	$0
Total	2,132			$0

Wilbur J. Prezzano	1,066	$57.38	May 24, 2015	$0
	1,066	$55.11	May 9, 2016	$0
Total	2,132			$0

William J. Ryan(2)	23,998	$28.25	July 6, 2010	$222,729
	47,997	$31.30	October 24, 2010	$267,164
	2,239	$37.21	May 1, 2011	$0
	79,995	$38.13	May 22, 2011	$0
	77,328	$39.16	October 23, 2011	$0
	11,599	$49.04	March 26, 2012	$0
	117,325	$43.66	October 22, 2012	$0
	15,465	$46.17	May 27, 2013	$0
	77,328	$52.88	October 21, 2013	$0
	38,664	$58.58	March 31, 2015	$0
	77,328	$54.23	October 25, 2015	$0
Total	569,266			$489,893

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Notes to options table of Messrs. Bennett, Prezzano and Ryan:

(1)	Represents the dollar amount of in-the-money unexercised options based on the difference between the closing price in U.S. dollars of Common Shares on the NYSE on December 31, 2008, which was U.S.$35.87. The exchange rate used to convert the value of unexercised in-the-money option-based awards into Canadian dollars was the Bank of Canada exchange rate on December 31, 2008 (C$1.22 = U.S.$1.00)

(2)	Mr. Ryan exercised options representing an equivalent of 9,599 Common Shares at an exercise price of U.S. $34.94 and options representing an equivalent of 47,997 Common Shares at an exercise price of U.S. $32.59 on September 4, 2008.

CORPORATE GOVERNANCE

The Board of Directors is committed to acting in the best interests of the Bank’s shareholders. The Board fulfils its role directly and through Committees to which it delegates certain responsibilities. The Board and its Committees are focused on the continued improvement of our governance principles and practices. Maintaining our leadership position in corporate governance requires constant review of these principles and practices to be sure they meet or exceed evolving best practices and regulatory guidance.
This section contains reports of the Corporate Governance, Audit and Risk Committees outlining their key Charter responsibilities and highlights certain tasks performed by each Committee during 2008. The Report of the Management Resources Committee and information on executive compensation at the Bank follows. Under rules adopted by Canadian securities regulatory authorities, the Bank is required to disclose information relating to its corporate governance practices. The Bank’s disclosure is set out in Schedule B to this circular. Additional information relating to corporate governance at the Bank may be found on our governance website at www.td.com/governance.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE
The Corporate Governance Committee, chaired by the Chairman of the Board, is responsible for developing the Bank’s corporate governance principles aimed at fostering a healthy governance culture at the Bank.
In the 2008 financial year, the Committee’s work included:

•	Reviewing: the competencies and skills of the Board, its Committees and potential candidates for membership on the Board; the compensation of the directors of the Bank; the Bank’s policies in respect of ethical personal and business conduct; the Bank’s corporate governance principles; criteria for selecting new directors and the Board’s approach to director independence.

•	Overseeing: the Bank’s communications with its shareholders, other interested parties and the public through a responsive communication policy.

•	Monitoring: regulatory developments, trends and guidance in corporate governance; the orientation program for new directors; the ongoing education of directors; and the process for the assessment and evaluation of the Board, its Committees, Committee Chairs and the Chairman of the Board.

•	Recommending: an appropriate structure and composition of the Board and its Committees to the Board.

The Committee confirms that it has fulfilled its responsibilities in 2008 in the best interests of shareholders.
For more detailed information about our system of corporate governance, please see the discussion in Schedule B to this circular and on pages 15-16 of the 2008 Annual Report.

As at October 31, 2008, the following individuals served as members of the Corporate Governance Committee:

John M. Thompson (Chair)	Brian F. MacNeill
Donna M. Hayes	Roger Phillips

REPORT OF THE AUDIT COMMITTEE
The Audit Committee is responsible for supervising the quality and integrity of the Bank’s financial reporting. The Committee also fulfills the responsibilities of the Bank’s conduct review committee under the Bank Act, which include receiving reports on and approving, if appropriate, certain related party transactions and monitoring compliance with the procedures for resolving conflicts of interest. Also, the Committee acts as the audit committee and conduct review committee for certain subsidiaries of the Bank. The Committee meets regularly with the shareholders’ auditor and the Chief Auditor (who heads the Bank’s internal audit department) without management present, and separately with the Chief Financial Officer and the Chief Compliance Officer, and alone.
In the 2008 financial year, the Committee’s work included:

•	Reviewing: the Bank’s annual and interim financial statements and management’s discussion and analysis, and the selection, compensation and retention of the shareholders’ auditor.

•	Evaluating: the effectiveness of the shareholders’ auditor, Chief Financial Officer, Chief Auditor and Chief Compliance Officer and the Bank’s internal controls that ensure compliance with laws, regulations and the Bank’s own policies.

•	Examining: trends and best practices in financial reporting and compliance with the Bank’s policies in respect of ethical personal and business conduct.

•	Monitoring: key accounting policies of the Bank and key estimates and judgments of management with management and the shareholders’ auditor.

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The Committee confirms that it has fulfilled its responsibilities in 2008 in the best interests of shareholders. For further information on the Audit Committee, see the discussion starting on page 14 of the Bank’s 2008 Annual Information Form (www.sedar.com or www.td.com/investor/other.jsp).

As at October 31, 2008, the following individuals served as members of the Audit Committee:

Hugh J. Bolton (Chair)	Irene R. Miller
William E. Bennett	Nadir H. Mohamed
John L. Bragg

REPORT OF THE RISK COMMITTEE
The Bank’s risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. The objective of the structure is to ensure that important information about risks flows up from the business units and oversight functions to the Senior Executive Team, the Risk Committee and the Board of Directors.
The Risk Committee is responsible for overseeing the management of the Bank’s risk profile and the implementation of an effective risk management culture throughout the organization. The Committee approves enterprise-wide risk management policies that establish the Bank’s risk tolerance, monitors management of risks and risk trends. The Committee regularly meets without members of management present, and separately with each of the Chief Executive Officer and the Chief Risk Officer without other members of management present.
The Committee confirms that it has fulfilled its responsibilities in 2008 in the best interests of shareholders. The Committee spent considerable time in 2008 reviewing the impact of the global credit crunch and resulting liquidity crisis on the Bank. The Committee, together with the full Board of Directors, has been, and will continue to be, vigilant in identifying, monitoring and providing strategic counsel about current and future risks.
In the 2008 financial year, the Committee’s work included:

•	Approving: the Bank’s risk management policies, including:

➢	Enterprise-wide credit risk policies.

➢	Global trading risk policies.

➢	Investment policies and limits for the Bank’s own portfolio and for the merchant banking business.

➢	Asset/liability management market risk policies.

➢	The global liquidity risk management policy.

➢	Policies for managing operational risk, reputational risk and environmental risk.

•	Overseeing: compliance with the Bank’s risk management policies for significant risks and approved risk limits and targets.

•	Monitoring: the Bank’s risk management performance and the results of Enterprise Stress Testing.

•	Examining: the Bank’s business strategies and plans from a risk perspective and the risk culture of the Bank.

•	Reviewing: the Bank’s risk management programs and the results of OSFI’s annual supervisory examination of the Bank with the Audit Committee and OSFI.

For more information on how the Bank manages risk, please see the discussion beginning on page 64 of the Bank’s 2008 Annual Report available on our website at www.td.com/investor/index.jsp.

As at October 31, 2008, the following individuals served as members of the Risk Committee:

Harold H. MacKay (Chair)	Wendy K. Dobson
William E. Bennett	Wilbur J. Prezzano
Hugh J. Bolton

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REPORT OF THE MANAGEMENT RESOURCES COMMITTEE
The Management Resources Committee undertook a number of key activities in 2008. We:

•	Set performance objectives for the CEO which encourage the Bank’s long-term financial success and measured the CEO’s performance against these objectives in a process led by the Chairman of the Board;

•	Worked with an independent advisor who assisted in setting competitive compensation that meets the Bank’s hiring, retention, and performance objectives;

•	Determined the recommended compensation for the CEO and approved compensation for senior executives including the Named Executive Officers appearing in the Summary Compensation Table;

•	Redesigned the executive compensation program for Bank executives;

•	Reviewed the candidates for CEO and Senior Executive Team succession with the Board as part of the succession planning process for these positions; and

•	Oversaw the selection, evaluation, development, and compensation of other members of senior management.

In keeping with best practices, the Management Resources Committee is composed entirely of independent directors who, under the Committee’s Charter, must be knowledgeable about issues related to human resources and compensation, particularly executive compensation. All Committee members are knowledgeable in these areas; their experience is provided in the Director Nominees section of this circular.
The Committee’s agenda for each meeting is set at the beginning of the year. The following table highlights key agenda items discussed during fiscal 2008:

	November	February	April	May	August	September	October
Agenda items	2007	2008	2008	2008	2008	2008	2008
Annual review and approval of Committee Objectives		✓

Annual review of Committee Charter						✓

Executive Compensation Plan Update		✓		✓		✓	✓

Retirement Plan		✓				✓	✓

Compensation Awards	✓	✓		✓		✓	✓

CEO Performance	✓

Succession Planning			✓	✓	✓

Proxy Disclosure	✓	✓		✓		✓	✓

Employee Experience	✓	✓		✓		✓	✓

Annual Appointment of Committee’s Independent Advisor and Mandate	✓

The Committee can conduct all or part of any meeting in the absence of management and the Committee holds an in camera session at each regularly scheduled Committee meeting. When making compensation decisions, the Committee considers the following factors:

•	Business strategy and achievements;

•	Market analysis;

•	Reports provided by management;

•	Reports provided by the Committee’s independent advisor;

•	Long-term interests of the Bank and its shareholders; and

•	Best practices and trends in issues relating to human resources, talent management, and compensation.

The Committee met seven times during the fiscal year ended October 31, 2008 and the following individuals served as members of the Committee during this period:

Wilbur J. Prezzano (Chair effective April 3, 2008) Henry H. Ketcham Pierre H. Lessard	Helen K. Sinclair John M. Thompson Brian F. MacNeill (Chair and Committee member from November 1, 2007 to April 2, 2008)

Independent Advisor
For the past several years, an independent advisor, Frederic W. Cook & Co., has been engaged by the Committee as its advisor on executive compensation and governance issues and has helped keep the Committee current with best practices and trends in these areas. As the independent advisor, Frederic W. Cook & Co.’s accountabilities to the Committee include:

•	Provide independent advice and counsel on meeting content, management’s recommendations and governance trends to the Chair of the Committee in advance of each meeting;

•	Review management’s market review and recommendations for Named Executive Officers’ compensation annually in advance of providing advice to the Committee on management’s recommendations;

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•	Assist the Chair in developing total direct compensation recommendations for the CEO;

•	Proactively raise relevant compensation issues to the attention of the Committee Chair for discussion;

•	Present executive compensation and governance trends to the full Committee annually;

•	Review all compensation-related materials in advance of each meeting;

•	Undertake special projects at the request of the Committee Chair; and

•	Be available to attend, in person or by conference call, every Committee meeting.

As the independent advisor to the Committee, Frederic W. Cook & Co. reports solely to the Committee and does not provide any services to management and attests annually to the Committee that this is the case. Frederic W. Cook & Co. is obligated to advise the Committee of any potential conflicts of interest and has provided its annual confirmation that it knows of no such real or potential conflicts to the Committee. The Committee has sole authority to approve the amount of the independent advisor’s fees. Frederic W. Cook & Co. was paid U.S.$95,381 for the services provided to the Committee and U.S.$10,833 for services provided to the Corporate Governance Committee for the period of November 1, 2007 to October 31, 2008.

COMPENSATION DISCUSSION & ANALYSIS

Executive total value is everything an executive receives in exchange for their time, talent, efforts, and results. The Bank’s executive total value program includes total direct compensation (base salary, annual incentive and equity compensation), retirement plans, benefits, and perquisites. Each year the Committee, in consultation with its independent advisor, reviews, approves and advises the Board on the salary, annual incentive, and equity compensation awards for certain executive officers, including the Named Executive Officers disclosed in this circular. The following sections provide an overview of the Bank’s total value program, including a discussion of the considerations made when determining the 2008 compensation awards for the Named Executive Officers.

EXECUTIVE TOTAL VALUE STRATEGY
The objective of the Bank’s executive total value strategy is to attract, retain, and motivate high performing executives to create sustainable shareholder value over the long term. To achieve this objective, the executive total value program is designed based on the following principles:

•	Align with the Bank’s business strategy — link executive compensation with the achievement of specific strategic business objectives and the Bank’s performance as a whole;

•	Align to shareholder interests — align the interests of executives with those of shareholders through the use of equity awards which reward increases in shareholder value, and decline in value when the share price falls, as well as maintain market leading share ownership requirements;

•	Corporate governance — strive to be a market leader on governance issues and continually review and, as appropriate for the Bank, adopt executive compensation practices that align to current best practices;

•	Pay for performance — align with the Bank’s desire to create a performance and development culture and create clear relationships between pay and performance;

•	Pay competitively — set overall target compensation to ensure it remains relevant to the markets in which the Bank competes; and

•	A flexible, simple program — provide a flexible, simple program that is easy to understand and access.

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ELEMENTS OF EXECUTIVE TOTAL VALUE
Executive total value consists primarily of the following elements: base salary, annual incentive, equity compensation, retirement plans, benefits, and perquisites. The Bank regularly reviews all elements of executive total value to ensure that it continues to be aligned with the Bank’s strategy, and periodically validates the elements using a stress-testing process. A more detailed discussion of specific total value plans is provided in the Description of Executive Total Value Plans section.

Element	Description	Purpose of Each Element
Base Salary	Base salary is a relatively small component of total direct compensation for the most senior executives. It is reviewed annually, but tends to stay constant, increasing only when the executive assumes a larger role, when there is a shift in the market, or to recognize incremental proficiency in the role.	Attraction, retention and motivation

Annual Incentive	Annual incentive is a portion of variable compensation which is designed to reward executives on an annual basis for achievement of Bank and business objectives, relative performance against the North American peer group and individual performance.	Pay for performance Align with the Bank’s business strategy Attraction, retention and motivation

Equity Compensation	Equity Compensation is a portion of variable compensation which is designed to align executive and shareholder interests, focus executives on long-term value creation, and also support the retention of key executive resources in an increasingly competitive market. Specific plans are aligned with competitive market practice. The Bank aims to deliver an above average percentage of total direct compensation in the form of equity.	Align to shareholder interests Pay for performance Align with the Bank’s business strategy Attraction, retention and motivation

Retirement Plans	Canadian executive retirement benefits consist of a registered defined benefit pension plan that is available to all employees and an unfunded supplementary executive pension that is available to executives at the Vice President level and above. Until December 31, 2008, U.S. executive retirement benefits consisted of a qualified defined contribution pension plan available to all employees and a defined benefit supplemental arrangement for certain executives.	Attraction, retention and motivation

Benefits	Executives participate in the Bank’s flexible benefits program that is available to all eligible employees. The program provides a comprehensive and competitive array of choices, so executives can select the coverage that best meets their individual and family needs. The Bank provides core coverage and benefits credits that executives can use to help pay for the additional benefits they select. Our most senior executives are not eligible for the additional benefits credits that are provided to employees for family coverage.	Attraction, retention and motivation

Perquisites	The level of perquisite offered varies by title. For Canadian executives, perquisites include private banking and an Executive Spending Account. Perquisites for U.S. executives may include club memberships and the use of a leased vehicle.	Attraction, retention and motivation

DESCRIPTION OF EXECUTIVE TOTAL VALUE PLANS

TD Bank Executive Compensation Plan
The CEO, CFO and other Named Executive Officers as well as Bank titled executives who are Associate Vice Presidents or District Vice Presidents and above (excluding participants of business specific programs) participate in the TD Bank Executive Compensation Plan which was implemented in 2008.

     Total Direct Compensation Target:

•	Under the new Plan, a total direct compensation target is determined and communicated to each executive. The total direct compensation target includes base salary, annual incentive, and equity compensation. For all executives, the target will be reviewed annually, as well as in conjunction with any material change in role.

•	Generally, the philosophy is to set total direct compensation targets to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below median to reflect the experience, potential, performance, or other unique circumstances of that executive.

•	Under the Plan, average target cash/equity mix is based on executive level.

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The Bank’s target compensation mix is designed to deliver a high proportion of “at-risk” or variable compensation which is determined based on the achievement of specified results. If the Bank’s performance is poor, this will decrease “at-risk” compensation and conversely, if the Bank’s performance is strong, then “at-risk” compensation will increase.

The Bank aims to deliver an above average percentage of total direct compensation in the form of equity. This, combined with high share ownership requirements compared to competitors encourages retention, focuses the Bank’s executives on executing business strategies, sustaining performance, and growing shareholder value over the long term as well as ensures that executive pay alignment with shareholders is maintained as the share price fluctuates.

			Executive Vice	Senior Vice
	CEO	Group Heads	Presidents	Presidents	Vice Presidents
Base Salary	12%	12%	17%	28%	40%

Annual Incentive	19%	28%	33%	32%	30%

Cash Target	31%	40%	50%	60%	70%

Equity Target	69%	60%	50%	40%	30%

% At Risk	88%	88%	83%	72%	60%

     Funds Available for Distribution:

•	At the end of the fiscal year, the funds available for distribution under the Executive Compensation Plan are determined by multiplying the variable compensation target for each executive by a Business Performance Factor; the Business Performance Factor is determined based on a combination of internal and external factors as outlined in the following schematic:

•	Each year, the Committee approves the factors and weightings for the new plan year.

•	For fiscal 2008, the Business Performance Factor was determined using the following steps:

Step 1:	Calculate the impact of the Bank’s Adjusted Net Income After Tax (NIAT), and Customer Experience Index (CEI) results. Actual results on these measures are compared to targets that were established at the beginning of the year, and the aggregate impact of these measures is capped at +/- 20%. For 2008, the NIAT target in each business segment was set at 2007 levels (adjusting for the impact of the acquisition of TD Banknorth and Commerce Bancorp). Adjusted results are explained in Note 1 on page 27.

Step 2:	Determine a quartile ranking for the Bank relative to the North American peer group on a series of financial and non-financial measures that are aligned to a performance scorecard established by the Committee. For 2008, financial measures included total shareholder return, growth in earnings per share, efficiency ratio, and return on risk weighted assets. Non-financial measures include an evaluation of performance on Customer, Employee, and Community related initiatives. The Committee evaluates the Bank’s performance on all of the measures and determines a quartile ranking which has an impact of +/- 20% on the Business Performance Factor. For example, if the Bank’s performance is in the top quartile relative to the peer group, then the factor is adjusted by up to +20%; conversely, if the Bank’s relative performance is in the bottom quartile, then the factor is adjusted by up to -20%.

Step 3:	The final step in determining the Business Performance Factor is the use of discretion applied by the Committee. Generally, discretion is limited to +/-15%, however, the Committee may, in its sole discretion, reduce the Business Performance Factor to zero.

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Individual Awards:

•	Once the aggregate funds available for distribution is determined, funds are allocated to individual executives based on an evaluation of individual performance including contribution to key objectives, leadership, building for the future, potential, and other relevant factors.

•	Senior executives allocate the available funds by making total direct compensation decisions for each individual executive. The portion of the total direct compensation that is delivered as annual incentive and equity compensation is typically determined using the target cash/equity mix.

Other Business Specific Plans
Wholesale Banking, TD Bank, America’s Most Convenient Bank, TD Insurance, and VFC Inc. have separate incentive plans specific to their executives, though most senior executives, including the Named Executive Officers, participate in the TD Bank Executive Compensation Plan.

     Wholesale Banking:

•	The senior leaders participate in the TD Bank Executive Compensation Plan. All other front office executives are eligible to receive an annual incentive award from the Performance Compensation Plan. The funds available for distribution are based on:

–	Business unit performance; and

–	Discretionary adjustments approved by the Committee, based on performance relative to peers and/or other key performance indicators.

•	Actual awards are discretionary, and the cash/equity mix is determined based on executive level.

•	These executives are also eligible for equity compensation awards through the Long Term Compensation Plan, which is funded based on business performance and awards equity via the Bank’s equity plans.

     TD Bank, America’s Most Convenient Bank:

•	The senior leader and certain TD Bank-heritage executives participate in the TD Bank Executive Compensation Plan. All other executives are eligible to receive an award from specific business annual incentive plans based upon company heritage compensation plans.

•	Funds available for distribution are based on the following:

–	For TD Banknorth-heritage executives, a target incentive is adjusted based on achievement of specific business objectives as well as an evaluation of qualitative performance measures; and

–	For Commerce Bancorp-heritage executives, funds available for distribution are based on a discretionary evaluation of performance.

•	Actual awards are discretionary and are based on an evaluation of individual and business performance.

•	Executives eligible for equity compensation awards participate in the Bank’s equity plans.

•	As part of the integration of TD Banknorth and Commerce Bancorp to form TD Bank, America’s Most Convenient Bank, senior executives will be eligible to receive annual incentive and equity compensation awards from the TD Bank Executive Compensation Plan in the future.

     TD Insurance:

•	The senior leader of TD Insurance participates in the TD Bank Executive Compensation Plan. Select other executives are eligible to receive an annual incentive award from the TD Meloche Monnex Incentive Plan.

•	Each executive has an annual incentive target which is based on their position/level.

•	Actual awards are based on national, regional, and group business performance as well as individual performance.

•	Executives eligible for equity compensation awards participate in the Bank’s equity plans.

     VFC Inc:

•	All executives are eligible to receive an annual incentive award from the VFC Incentive Plan.

•	Executives eligible for equity compensation awards participate in the Bank’s equity plans.

•	Actual awards are based on national, regional, and group business performance as well as individual performance.

Description of Equity Plans
Part of the executive’s total direct compensation package is delivered in the form of equity. The bank aims to deliver an above average percentage of total direct compensation in the form of equity. An equity award is delivered in a combination of stock options and/or share units. Share units are awarded as either Performance Share Units or Restricted Share Units. When considering new equity awards (including stock options), previous awards are not taken into consideration as awards are designed to reward the current year’s performance as well as align the interests of executives with shareholders in the longer term. Payouts from all of the Bank’s equity plans, including payouts to individuals who are no longer employed by the Bank, are subject to strict conduct provisions.

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Stock Options:

Eligibility	CEO, CFO and the other Named Executive Officers; Bank-titled executives at the Vice President level and above and senior executives of wholly owned subsidiaries (i.e., TD Insurance, TD Bank, America’s Most Convenient Bank).
Description	A stock option is the right to purchase a Common Share in the future at the closing share price on the day prior to the grant date (the strike price).
Term	Stock options were granted with a seven-year term in 2008.
Vesting Schedule	Stock option awards vest and become exercisable at a rate of 25% per year for each of the first four years of the term.
When can they be exercised	As stock options vest, they are exercisable. If an executive has not met their share ownership requirement, they must, upon exercising stock options, hold the amount equivalent to the after tax gain in the form of Bank shares, until the executive’s share ownership requirement has been attained.

Share Units:

	Performance Share Units	Restricted Share Units
Eligibility	CEO, CFO and the other Named Executive Officers; Bank-titled executives at the Senior Vice President level and above; and TD Bank, America’s Most Convenient Bank senior executives.	Bank executives below the Senior Vice President level; executives of wholly owned subsidiaries (i.e. TD Insurance, TD Bank, America’s Most Convenient Bank, and VFC Inc.) and Wholesale Banking executives.

Description	Performance Share Units are phantom share units that track the price of Common Shares.	Restricted Share Units are phantom share units that track the price of Common Shares.
The final number of Performance Share Units will vary from 80% to 120% of the initial number awarded based on the Bank’s three-year Total Shareholder Return relative to the average of the peer group.
To receive the maximum adjustment of +20%, the Bank’s three-year Total Shareholder Return performance must exceed that of the average of the peer group by 6.7 percentage points.
For units awarded in December 2008, the Bank’s performance will be measured against the North American peer group as defined in the 2008 External Benchmarking section.
For Performance Share Units awarded in 2006 and 2007, the peer group consists of the large Canadian banks.

Dividend Equivalents	No dividend equivalents are paid on these units.

When they vest and mature	These awards vest and mature on the third anniversary of the award date.

How they are paid out	They are paid in cash at maturity, unless the executive previously elected to defer them into Deferred Share Units.

	Vesting Share Units	Deferred Share Units
Eligibility	Select Bank senior executives.	All executives.

Description	Vesting Share Units are phantom share units that track the price of Common Shares.	Deferred Share Units are phantom share units that track the price of Common Shares.

How the plan works	Vesting Share Units are awarded in special circumstances to select senior executives as an alternative to Performance or Restricted Share Units.	Executives may defer all or a portion of their annual incentive and/or maturing Performance/Restricted Share Units into Deferred Share Units.

Vesting	Vesting Share Units have vesting provisions of up to five years.	Deferred Share Units have no vesting provisions.

Dividend Equivalents	When dividends are paid on Common Shares, dividend equivalents are awarded as additional share units based on the closing price of Common Shares on the last trading day of the quarter in which the dividends are paid.

How they are paid out	Vested units may be redeemed in cash only after termination of employment with the Bank for any reason.

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Equity Valuation
The equity compensation awards outlined in the Summary Compensation Table are valued at the time of grant (compensation value). For granting stock options, the Bank has chosen to use an option valuation model (Cox-Ross-Rubinstein) which considers the ability to exercise an option prior to its expiry date and the dividend return on the underlying shares.

Year-end equity is granted on a date that falls in an open trading window and is at least three days after the Bank and the Canadian peers have released their financial results to allow for the markets to react to these results. The Bank uses the closing price on the date immediately preceding the grant date as the fair market value of the stock options granted, which is a practice accepted by the TSX.

The table below describes how compensation value, the value on maturity/exercise/redemption date and the accounting fair value on date of grant are determined.

		Value on maturity/	Accounting Fair Value
Equity Plan	Compensation Value	exercise/redemption date	on Date of Grant(1)
Stock Options:	The compensation value is determined using:
• Grant price: the closing price for
Common Shares on the trading day prior to grant date; and
• A factor determined using a
Cox-Ross-Rubinstein (binomial) model, which is approved by the Committee prior to the grant date.
The Cox-Ross-Rubinstein factor for 2008 was 21% of the share price. It was calculated on November 21, 2008 using the following variables:
• risk-free interest rate: 2.93%;
• full term of the stock options: 7
years;
• expected volatility of the Bank’s
stock price: 23.2%; and
• expected dividend yield of the
Bank’s stock: 2.99%.
The compensation value is equal to the number of options granted multiplied by the grant price multiplied by the Cox-Ross-Rubinstein factor.	The difference between the price for Common Shares on the date of exercise and the grant price (strike price).	The accounting fair value is determined using:
• Grant price: the closing price for
Common Shares on the trading day prior to grant date; and
• A factor determined using a Cox-
Ross-Rubinstein (binomial) model, which is calculated at the time of grant.
The Cox-Ross-Rubinstein factor for 2008 was 18.3% of the share price. It was calculated on December 10, 2008 using the following variables:
• risk-free interest rate: 2.20%;
• expected term of the stock
options: 5.48 years;
• expected volatility of the Bank’s
stock price: 23.8%; and
• expected dividend yield of the
Bank’s stock: 2.98%.
The accounting fair value is equal to the number of options granted multiplied by the grant price multiplied by the Cox-Ross-Rubinstein factor.

The compensation value differs from the accounting value due to the following factors:
• The accounting value assumes a term less than the full term of seven years to reflect forfeitures and the actual exercise experience; and
• The compensation value is based on a set of inputs determined in November, which is set prior to the grant date as it is used in determining the actual awards to be granted to employees.

Restricted Share Units (3 Years):	Units are valued using the closing price for Common Shares on the TSX on the trading day preceding the grant date.
Units granted prior to December 2008 are valued using the average daily high and low share prices for Common Shares on the TSX for the 20 trading days prior to grant date.	Units are valued using the closing price for Common Shares on the TSX on the maturity date.
Units granted prior to December 2008 are valued using the average of daily high and low share prices for Common Shares on the TSX for the 20 trading days prior to the maturity date.
		The Committee may, in its discretion, cancel outstanding unvested share units.	Units are valued on the grant date using the closing price for Common Shares on the TSX on the trading day preceding the grant date.

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		Value on maturity/	Accounting Fair Value
Equity Plan	Compensation Value	exercise/redemption date	on Date of Grant(1)
Performance Share Units (3 Years):	Units are valued using the closing price for Common Shares on the TSX on the trading day preceding the grant date.
Units granted prior to December 2008 are valued using the average of daily high and low share prices for Common Shares on the TSX for the 20 trading days prior to the grant date.	Units are valued using the closing price for Common Shares on the TSX on the maturity date.
The number of units is adjusted up to +/- 20% based on the Bank’s relative three-year Total Shareholder Return compared to North American peer group.
Units granted prior to December 2008 are valued using the average of daily high and low prices for Common Shares on the TSX for the 20 trading days prior to the maturity date. The number of units is adjusted up to +/-20% based on the Bank’s relative three-year Total Shareholder Return compared to the large Canadian banks.
		The Committee may, in its discretion, cancel outstanding unvested share units.	Units are valued on the grant date using the closing price for Common Shares on the TSX on the trading day preceding the grant date.

Vesting Share Units:	Units are valued using the closing price for Common Shares on the TSX on the trading day preceding the grant date.
Units granted prior to December 2008 are valued using the average daily high and low prices for Common Shares on the TSX for the 20 trading days prior to the grant date.	Units are valued using the closing price for Common Shares on the TSX on the redemption date.
		Units granted prior to December 2008 are valued using the average daily high and low share prices for Common Shares on the TSX for the 20 trading days preceding the redemption date.	Units are valued on the grant date using the closing price for Common Shares on the TSX on the trading day preceding the grant date.

Deferred Share Units:	Units are valued using the closing price for Common Shares on the TSX on the trading day preceding the grant date.
Units granted between February 24, 2005 and December 10, 2008 were valued using the average daily high and low prices for the Bank’s common shares on the TSX for the 20 trading days prior to the grant date.
Units granted prior to February 24, 2005 were valued using the average of high and low prices for Common Shares on the TSX on the trading day prior to the grant date.
All units deferred from maturing Performance/Restricted Share Units are valued using the average daily high and low prices for Common Shares on the TSX for the 20 trading days prior to the grant date.	Units are valued using the closing price for Common Shares on the TSX on the redemption date.
Units granted prior to December 2008 are valued using the average daily high and low share prices for Common Shares on the TSX for the 20 trading days prior to the redemption date.
		All units deferred from maturing Performance/Restricted Share Units are valued using the average daily high and low prices for Common Shares on the TSX for the 20 trading days prior to the redemption date.	Units are valued on grant date using the closing price for Common Shares on the TSX on the trading day preceding the grant date.

Note:

(1)	For all Share Units, either increases or decreases in the quoted market value of Common Shares between the date of grant and the measurement date will result in a change in the measure of the expense for the awards.

Details of Retirement Plans
A detailed discussion of the Bank’s retirement plans is provided in the Pension Plan Benefits section.

24  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

Details of Benefits and Perquisites
Overall, benefits and perquisites are targeted at or near the median level compared to the Bank’s Canadian peer group. Certain components of the benefits program for the most senior executives are targeted to deliver lower value than the Bank’s peer group.

Benefits:

	Canada	U.S.
Eligibility	CEO, CFO and the other Named Executive Officers in Canada and Canadian Bank-titled executives.	Named Executive Officers in the U.S. and other TD Bank, America’s Most Convenient Bank senior executives.

Description	Executives participate in the same flexible benefit program as all employees, with a comprehensive and competitive array of choices to meet the needs of employees and their families.
Employees receive core benefits coverage (i.e. life insurance, medical, short-term disability) at no cost to them that acts as a safety net in the event of serious illness. The Bank also provides benefit credits to assist employees with the cost of additional optional benefits that they select from a range of health options, health spending account, life and accident insurance and income protection benefits. Benefit credits are based on the number of dependents covered, providing additional support for those with families. Executive Vice Presidents and above are not eligible for the additional family subsidies.
	Core life insurance is a taxable benefit.	Executives participate in the same benefits program as all employees - a program which offers employees a choice in selecting the level of benefits most appropriate for themselves and their families. The program is generally provided on a cost shared basis with employees and provides access to a variety of benefits, including but not limited to: medical, dental, life and income protection benefits for themselves and their families.

Perquisites:

	Canada	U.S.
Eligibility	CEO, CFO and the other Named Executive Officers in Canada and other select Canadian Bank-titled executives.	Named Executive Officers in the U.S. and other TD Bank, America’s Most Convenient Bank senior executives.

Description	Perquisites provided to executives include private banking, and an Executive Spending Account that can be used to pay for a variety of expenses, including: club memberships; transportation expenses, including leased vehicles; and various wellness related services and programs. All perquisites that are deemed to be taxable by the local tax authority are taxable to the executives and are not grossed up.	The level of perquisites offered varies by title. Perquisites provided may include club membership and use of a leased vehicle.

SHARE OWNERSHIP REQUIREMENTS
The Bank’s share ownership requirements are designed to align the interests of the Bank’s executives with shareholders and are among the highest in the Canadian market. During 2008, the substantial share ownership requirements for the Named Executive Officers ensured that they experienced a similar impact on the value of their outstanding share units and personal holdings to that of Shareholders.

The CEO is required to maintain the share ownership requirement for two years following retirement. Executives at the Group Head/Deputy Chair level must maintain their share ownership requirement for one year following retirement. This is to ensure executives are focused on proper succession and leave the Bank stronger following their retirement.

Executives who have not met their share ownership requirement must defer 10-25% of their annual incentive (depending on title) into Deferred Share Units and upon exercising stock options, hold the amount equivalent to the after tax gain in the form of Bank shares, until the executive’s share ownership requirement has been met.

Bank Title	Share Ownership Requirement (SOR)	Years to Meet SOR
President and Chief Executive Officer	10× Base Salary	3

Group Head / Deputy Chair	6× Base Salary	3

Executive Vice President	4× Base Salary	5

Senior Vice President	2× Base Salary	5

Vice President	1.5× Base Salary	5

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  25

Wholesale Banking Title	Share Ownership Requirement (SOR)	Years to Meet SOR
President and CEO TD Securities (Wholesale Banking)	1 × Target Total Direct Compensation	3

President (TD Asset Management)	4× Base Salary	5

Vice Chair (TD Securities/TD Asset Management)	4× Base Salary	5

Deputy Chair, Managing Directors (TD Securities/TD Asset Management)	2× Base Salary	5

2008 EXTERNAL BENCHMARKING
The TD Bank Executive Compensation Plan provides that total direct compensation targets be established for each executive which generally reflect the median of the competitive market, on average. The median of the market is determined using market research obtained through participation in various compensation surveys. The Bank acquires this information by benchmarking against similar jobs at competitor organizations with similar size and scope of operations. External benchmark information is obtained on an annual basis most notably from the sources listed below:

•	Hay Group Limited;

•	McLagan;

•	Mercer (Canada) Ltd.;

•	Towers Perrin; and

•	Watson Wyatt.

The Bank compares executive compensation information to a peer group consisting of companies that generally meet the following criteria:

•	Have similar size and scope of operations;

•	Compete with the Bank in the marketplace for business;

•	Compete with the Bank for talent; and

•	Are financial services firms including: retail and commercial banks, mutual fund companies, brokerage firms, insurance companies, or investment banks.

The Bank evaluates and, if appropriate, updates the composition of the peer group each year to ensure it remains relevant to the markets in which we compete. As the Bank’s presence broadens in the United States, new comparisons will reflect the appropriate competitors in the North American market.

For fiscal 2008, the North American peer group for the TD Bank Executive Compensation Plan consisted of the following companies:

Canadian Financial Institutions:

Bank of Montreal	Canadian Imperial Bank of Commerce	Manulife Financial
Scotiabank	Royal Bank of Canada	Sun Life Financial Inc.

U.S. Financial Institutions:

BB&T	U.S. Bancorp	Wells Fargo & Co
PNC Financial Services	Wachovia Corp

Other peer groups are used for business specific market information in each location where the Bank operates.

26  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

2008 CORPORATE PERFORMANCE AND THE BUSINESS PERFORMANCE FACTOR
The Board of Directors has established a scorecard outlining key Performance Indicators for the Bank. These Performance Indicators focus effort, communicate priorities and benchmark performance as the Bank strives to be the better bank. The following table highlights the Bank’s performance against these indicators in 2008.

2008 Performance Indicators	Met Target	2008 Bank Results(1)
Financial
• Deliver above peer average total shareholder return	✓	• Bank return: (17.1)% vs. Canadian peer average: (26.4)%
• Grow earnings per share by 7% to 10%	✗	• 15% EPS decline
• Deliver above peer average return on risk-weighted assets	✓	• Bank return: 2.18% vs. Canadian peer average: 1.83%

Business operations
• Grow revenue faster than expenses	✗	• Expense growth exceeded revenue growth by 8.6%
• Invest in core businesses to improve efficiency and effectiveness	✓	• Record efficiency ratio of 51.2% in Canadian Personal and Commercial Banking

Customer
• Focus on improving Customer Experience Index (CEI)	✓	• Customer Experience score rose to 26.1% (Target 24.2%)
• Invest in core businesses to enhance the customer experience	✓	• Ranked “Highest in Customer Satisfaction among the Big Five Retail Banks in Canada and with Retail Banking in the U.S. Mid-Atlantic Region”, according to J.D. Power and Associates
• Ongoing investment in customer-facing areas with the objective of further improving customer service

Employee
• Improve the employee engagement score year-over-year	✓	• Employee engagement score rose to 4.18 in Fall 2008 vs. 4.14 in Fall 2007
• Enhance the employee experience by: – Listening to our Employees; – Building employment diversity; – Providing a healthy, safe and flexible work environment;	✓	• The Bank offers a variety of work/life balance options, which help employees manage the priorities that matter to them
– Providing competitive pay, benefits and performance-based compensation; and		• Launched a new Wellness website, including a video library, for all Canadian based employees
– Investing in training and development.		• $55.9 million invested

Community
• Donate minimum of 1% of domestic pre-tax profits (five year average) to charitable and not-for-profit organizations	✓	• 1.4% or $35.5 million, in donations in Canada vs. 1.3% or $32.6 million in 2007
• Make positive contributions by:	✓	• $258,000 in employee volunteer grants to 439 organizations
– Supporting employees’ community involvement and fundraising efforts;		• Canadian operations to be carbon neutral in 2010
– Promoting children’s health, literacy and education; and		• $4.8 million distributed to 793 community environmental
– Protecting and preserving the environment.		projects through TD Friends of the Environment Foundation
and other corporate giving initiatives
• TD Asset Management signed UN Principles for Responsible Investment

Note:

(1)	Performance indicators that include an earnings component are based on the Bank’s full year adjusted earnings as explained in “How the Bank Reports” on page 18 of the 2008 Annual Report. The Bank’s financial results prepared in accordance with GAAP are referred to as “reported” results. The Bank also utilizes “adjusted earnings” (i.e., reported results excluding “items of note”, net of tax) to assess each of its businesses and measure overall performance. Adjusted earnings and related terms are not defined terms under GAAP and may not be comparable to similar terms used by other issuers. Page 18 of the 2008 Annual Report provides a reconciliation of non-GAAP measures. Page 13 of the 2008 Annual Report provides additional information on the performance indicators and results.

The Performance Indicators mentioned above are embedded in the design of the TD Bank Executive Compensation Plan through the relative performance scorecard. For 2008, the Committee evaluated the Bank’s relative performance on the above measures and determined a 2nd quartile ranking resulting in a +10% impact on the Business Performance Factor. In addition, awards under the TD Bank Executive Compensation Plan for the Named Executive Officers were impacted by the following factors:

•	Adjusted Net Income After Tax: Overall, the Bank had negative growth resulting in a -16.3% input on the Adjusted Net Income After Tax measure.

•	Customer Experience Index: The Customer Experience Index improved over 2007 resulting in a +10% input on the Customer Experience Index measure.

•	Discretion: The Committee applied negative discretion of 10% to the Business Performance Factor for the Senior Executive Team, which includes the Named Executive Officers.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  27

The final Business Performance Factor for the Named Executive Officers was 89%.

The Business Performance Factor is applied to the variable compensation targets of the senior executive team to determine the aggregate funds available. Funds available are allocated to executives based on an evaluation of individual performance including contribution to key objectives, leadership, building for the future, potential, and other relevant factors. The following sections discuss the outcome of the decisions made by the Board of Directors and the Committee in determining the 2008 compensation awards for the Named Executive Officers.

DETERMINING INDIVIDUAL AWARDS — PRESIDENT AND CHIEF EXECUTIVE OFFICER
The final stage in determining year end awards under the new TD Bank Executive Compensation Plan involves an evaluation of the executive’s individual performance. Mr. Clark’s individual performance is assessed against pre-defined goals and objectives which were agreed to between the CEO and the Board at the beginning of the year. Based on this annual assessment and in consultation with the Committee’s independent advisor, the Committee recommends to the Board the CEO’s total salary, annual incentive and equity compensation.

For 2008, the objectives and performance against these objectives are provided in the table below.

2008 Objective	Met Objective	2008 Performance Results
North American Capability
• Create a vision of what being a winning North American financial services company means for the Bank. Develop a business model to translate this vision into opportunities.	✓	• The Bank is one of the 10 largest banks in North America (by branches and by market cap on the NYSE).
• Significant progress made in thinking, acting and operating like a North American bank.

U.S. P&C Integration
• Transform the Bank’s U.S. P&C business through the merger of TD Banknorth and Commerce Bancorp into the most dynamic customer focused banking model in the U.S.	✓	• Acquisition completed successfully on March 31, leadership team in place; technology decisions made; detailed integration plan in place and being executed.
• Ensure the successful execution of the Commerce integration plan and that key decisions are made within the context of our North American vision.	✓	• Introduced common brand as TD Bank, America’s Most Convenient Bank.
• Ranked “Highest in Customer Satisfaction with Retail Banking in the Mid-Atlantic Region” by J.D. Power and Associates for the second year in a row.
• Ranked “Highest in Customer Satisfaction for Small Business Banking” by J.D. Power and Associates for the second year in a row.

Managing in Uncertain Business Environment
• Establish right balance of managing the firm to adjust to potential slower economic growth while continuing to achieve above average relative performance and improving the relative position of our franchise relative to that of the Bank’s competition.
✓
• Strategic decisions that were made over the last six years to shift the business model and avoid tail risk ensured that the Bank had a reliable stream of revenues and did not suffer write-downs related to U.S. subprime mortgages.

• Continued to invest strategically in projects that contribute to the Bank’s long term success.

Shareholders
• Promote vision outside of Canada of the Bank as a leading customer focused, higher growth, lower risk North American financial services company.	✓	• Increased foreign institutional shareholdings as a percentage of all shareholdings compared to the end of fiscal 2007.
• Improved analyst understanding of the U.S. operations and earnings potential, why the Bank has been a positive outlier, and the Bank’s North American franchise strategy.

28  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

2008 Objective	Met Objective	2008 Performance Results
Employees
• Embed talent management and succession planning as a key management and leadership discipline to ensure that we have the talent to win in North America.	✓	• Integrated resource planning process was initiated in TD Bank, America’s Most Convenient Bank. • Build for the Future leadership program launched in April.
• Position the Bank to be recognized as a leading employer in Canada by external and internal surveys.	✓	• The Bank placed 28th on Hewitt Associates’ list of the 50 Best Employers in Canada.
• Ensure the sustainability and continue momentum of the diversity initiatives.	✓	• Second consecutive year named a Top 100 Employer by Maclean’s Magazine.
• Placed in top 50 on the list of Best Workplaces in Canada for the third year in a row.

YEAR-END COMPENSATION — W. EDMUND CLARK, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Actual Total Direct Compensation	Comments
$11,000,148 $ (3,000,044) $ 8,000,104	In determining Mr. Clark’s total direct compensation, the Committee considered the strong performance against key objectives as outlined above. In addition, the Committee balanced the strong relative performance of the Bank with the impact of the share price performance on the Bank’s shareholders and determined final total direct compensation for Mr. Clark of $11,000,148. This represents a decrease of 19% from 2007 levels and additional negative discretion below the 89% performance factor.

Under the TD Bank Executive Compensation Plan, the total funds available for variable compensation awards were calculated to be $10,235,000. The Committee determined a final variable compensation award of $9,500,148, a reduction of $734,852 from the total funds available. Mr. Clark’s annual incentive was determined to be $1,250,000 (a 44% decrease from 2007) and his equity award was determined to be $8,250,148 (a 15% decrease from 2007). Equity awards represented 75% of total direct compensation.

Subsequent to year end, in light of the difficult economic circumstances that Canada and the world face, Mr. Clark asked the Committee to cancel $3 million of the equity awarded to him in December of 2008. The Committee stands by its original compensation award decision, and believes that the awards granted appropriately reflect Mr. Clark’s and the Bank’s performance during the fiscal year, but in the circumstances agreed on the reduced amount. Consequently, the total direct compensation received by Mr. Clark for 2008 (post-forfeiture) is $8 million. The Committee decided that the forfeiture of $3 million will be directed from the Bank to charities of Mr. Clark’s choice. As this decision was made subsequent to the calendar year-end, all values reported in this circular are stated on a pre-forfeiture basis.

Value of Equity as at December 31, 2008 (The December 31, 2008 TSX closing price for Common Shares was $43.45)
	Stock Options		Performance Share Units		Deferred / Vesting Share Units		Total
	(#)	($)	(#)	($)	(#)	($)	(#)	($)
Vested	2,519,113	$11,671,148	0	$0	477,585	$20,751,060	2,996,698	$32,422,209

Unvested	756,991	$399,163	266,547	$11,581,467	35,250	$1,531,626	1,058,788	$13,512,257

Total	3,276,104	$12,070,312	266,547	$11,581,467	512,835	$22,282,687	4,055,486	$45,934,466

Share Ownership Requirements and Actual Share Ownership as at December 31, 2008

Required and actual share ownership are outlined below for the CEO. All forms of equity held by the executive count toward the share ownership requirement with the exception of stock options (vested and unvested). The purpose of the share ownership requirements is to ensure clear alignment with shareholders. Primarily as a result of share performance during 2008, the value of Mr. Clark’s total ownership has decreased by $17,408,486 from its 2007 level. In addition, the in-the-money value of stock options held by Mr. Clark has decreased by $57,881,467, compared to 2007.

					Ownership Multiple of Base Salary
		Directly Held &
		Deferred	Subject to	Total	Based on Directly Held &	Based on
Ownership Requirement		Compensation	Vesting	Ownership	Deferred Compensation Only	Total Ownership
	Performance Share Units	$0	$11,581,467	$11,581,467

10X Base Salary	Deferred / Vesting Share Units	$20,751,060	$1,531,626	$22,282,687	13.99	22.73

	Personal Holdings	$231,502	$0	$231,502

	Total	$20,982,562	$13,113,094	$34,095,655

The following table compares the grant date value of compensation awarded to Mr. Clark to the actual value that he has received from his compensation awards during his tenure as President and Chief Executive Officer. The actual value that he has received includes the salary and cash incentive payments received, as well as the value on maturity of share units granted (or current value for units that are outstanding), the value received from stock option exercises during the period (none exercised to date), and the in-the-money value of stock options.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  29

		Actual Total Direct Compensation	Value of $100
	Total Direct Compensation	Value as at
Year	Awarded	December 31, 2008	Period	Mr. Clark(1)	Shareholders(2)
2003	$11,125,040	$11,258,013	10/31/02 to 12/31/08	$101	$179

2004	$11,550,010	$9,855,873	10/31/03 to 12/31/08	$85	$116

2005	$11,050,175	$7,699,650	10/31/04 to 12/31/08	$70	$108

2006	$11,400,095	$6,570,791	10/31/05 to 12/31/08	$58	$86

2007	$13,500,134	$7,534,973	10/31/06 to 12/31/08	$56	$72

2008	$11,000,148	$7,350,703	10/31/07 to 12/31/08	$67	$60

			Average	$72	$103

Notes:

(1)	Represents the actual value to Mr. Clark for each $100 awarded in total direct compensation during the fiscal year indicated.

(2)	Represents the cumulative value of a $100 investment in Common Shares made on the first day of the period indicated, assuming reinvestment of dividends.

DETERMINING INDIVIDUAL AWARDS — OTHER NAMED EXECUTIVE OFFICERS
The final stage in determining year end awards for the other Named Executive Officers under the new TD Bank Executive Compensation Plan involves an evaluation of their performance and allocating the funds available to them based on this evaluation. Other Named Executive Officers’ individual performance is assessed by the CEO against pre-defined goals and objectives which were agreed to between the Named Executive Officer and the CEO at the beginning of each year. Based on this annual assessment and in consultation with the Committee’s independent advisor, the Committee considers and approves the Named Executive Officer’s total salary, annual incentive and equity compensation.

YEAR-END COMPENSATION — OTHER NAMED EXECUTIVE OFFICERS

Colleen M. Johnston
Group Head, Finance and Chief Financial Officer

Actual Total Direct
Compensation	Comments
$2,391,697	In determining Ms. Johnston’s total direct compensation, the Committee considered many factors including the overall financial health of the Bank in 2008. As a result, the Committee determined final total direct compensation for Ms. Johnston of $2,391,697. This represents a decrease of 9% from 2007 levels. The Committee determined a final variable compensation award of $1,950,053. For 2008, Ms. Johnston’s cash/equity mix was aligned to the target mix. As a result, her annual incentive was determined to be $500,000 (a 23% decrease from 2007) and her equity award was determined to be $1,450,053 (a 9% decrease from 2007).

Value of Equity as at December 31, 2008 (The December 31, 2008 TSX closing price for Common Shares was $43.45)
	Stock Options		Performance Share Units		Deferred Share Units		Total
	(#)	($)	(#)	($)	(#)	($)	(#)	($)
Vested	100,171	$0	0	$0	29,121	$1,265,314	129,292	$1,265,314

Unvested	126,137	$61,207	47,757	$2,075,042	0	$0	173,894	$2,136,248

Total	226,308	$61,207	47,757	$2,075,042	29,121	$1,265,314	303,186	$3,401,562

Share Ownership Requirements and Actual Share Ownership as at December 31, 2008

Required and actual share ownership are outlined below for Ms. Johnston. All forms of equity held by the executive count toward the share ownership requirement with the exception of stock options (vested and unvested). The purpose of the share ownership requirements is to ensure clear alignment with shareholders. Primarily as a result of share performance during 2008, the value of Ms. Johnston’s total ownership has decreased by $1,230,037 from its 2007 level. In addition, the in-the-money value of stock options held by Ms. Johnston has decreased by $1,196,712, compared to 2007.

		Directly Held &			Ownership Multiple of Base Salary
Ownership		Deferred	Subject to	Total	Based on Directly Held &	Based on
Requirement		Compensation	Vesting	Ownership	Deferred Compensation Only	Total Ownership
	Performance Share Units	$0	$2,075,042	$2,075,042

6X Base Salary	Deferred Share Units	$1,265,314	$0	$1,265,314	2.93	7.54

	Personal Holdings	$54,723	$0	$54,723

	Total	$1,320,037	$2,075,042	$3,395,079

30  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

Robert E. Dorrance
Group Head, Wholesale Banking and Chairman, CEO & President TD Securities

Actual Total Direct Compensation	Comments
$5,250,079	In determining Mr. Dorrance’s total direct compensation, the Committee considered many factors including the challenging operating environment faced by TD Securities, financial performance, as well as the fact that TD Securities was one of the few Wholesale Banks in the world to be profitable in 2008. As a result, the Committee determined final total direct compensation for Mr. Dorrance of $5,250,079. This represents a decrease of 43% from 2007 levels. To reflect the challenges experienced in 2008, the Committee determined a final variable compensation award of $4,750,079. Mr. Dorrance’s annual incentive was determined to be $1,250,000 (a 62% decrease from 2007) and his equity award was determined to be $3,500,079 (a 36% decrease from 2007).

 Value of Equity as at December 31, 2008 (The December 31, 2008 TSX closing price for Common Shares was $43.45)

	Stock Options		Performance Share Units		Deferred Share Units		Total

	(#)	($)	(#)	($)	(#)	($)	(#)	($)

Vested	704,030	$2,195,010	0	$0	40,824	$1,773,785	744,854	$3,968,795

Unvested	364,818	$186,276	136,098	$5,913,458	0	$0	500,916	$6,099,734

Total	1,068,848	$2,381,286	136,098	$5,913,458	40,824	$1,773,785	1,245,770	$10,068,529

Share Ownership Requirements and Actual Share Ownership as at December 31, 2008
Required and actual share ownership are outlined below for Mr. Dorrance. All forms of equity held by the executive count toward the share ownership requirement with the exception of stock options (vested and unvested). The purpose of the share ownership requirements is to ensure clear alignment with shareholders. Primarily as a result of share performance during 2008, the value of Mr. Dorrance’s total ownership has decreased by $8,497,140 from its 2007 level. In addition, the in-the-money value of stock options held by Mr. Dorrance has decreased by $14,195,725, compared to 2007.

		Directly Held &			Ownership Multiple of Target Total Direct Compensation

Ownership		Deferred	Subject to	Total	Based on Directly Held &	Based on
Requirement		Compensation	Vesting	Ownership	Deferred Compensation Only	Total Ownership

1 X Target	Performance Share Units	$0	$5,913,458	$5,913,458

Total Direct	Deferred Share Units	$1,773,785	$0	$1,773,785	1.31	2.10

Compensation	Personal Holdings	$8,027,833	$0	$8,027,833

	Total	$9,801,619	$5,913,458	$15,715,077

Bharat B. Masrani
Group Head, U.S. Personal and Commercial Banking and President & CEO TD Bank, America’s Most Convenient Bank

Actual Total Direct Compensation(1)	Comments
U.S. $5,600,034	In determining Mr. Masrani’s total direct compensation, the Committee considered many factors including the successful acquisition of Commerce Bancorp, progress on integration related activities, and continued external recognition for customer service in the U.S. marketplace. As a result, the Committee determined final total direct compensation for Mr. Masrani of U.S.$5,600,034. This represents a decrease of 30% from 2007 levels. To reflect the significant achievements in executing our U.S. strategy in 2008, the Committee determined a final variable compensation award of U.S.$5,100,034. For 2008, Mr. Masrani’s cash/equity mix was aligned to the target mix. As a result, his annual incentive was determined to be U.S.$1,675,000 (a 56% increase from 2007) and his equity award was determined to be U.S.$3,425,034 (a 46% decrease from 2007).

  Value of Equity as at December 31, 2008 (The December 31, 2008 TSX closing price for Common Shares was $43.45)

	Stock Options		Performance Share Units		Deferred / Vesting Share Units		Total

	(#)	($)	(#)	($)	(#)	($)	(#)	($)

Vested	319,500	$845,803	0	$0	58,433	$2,538,928	377,933	$3,384,731

Unvested	326,896	$184,566	120,204	$5,222,864	36,987	$1,607,090	484,087	$7,014,520

Total	646,396	$1,030,369	120,204	$5,222,864	95,420	$4,146,018	862,020	$10,399,251

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  31

Share Ownership Requirements and Actual Share Ownership as at December 31, 2008
Required and actual share ownership are outlined below for Mr. Masrani. All forms of equity held by the executive count toward the share ownership requirement with the exception of stock options (vested and unvested). The purpose of the share ownership requirements is to ensure clear alignment with shareholders. Primarily as a result of share performance during 2008, the value of Mr. Masrani’s total ownership has decreased by $3,049,194 from its 2007 level. In addition, the in-the-money value of stock options held by Mr. Masrani has decreased by $5,866,570, compared to 2007.
		Directly Held &			Ownership Multiple of Base Salary
		Deferred	Subject to		Based on Directly Held &	Based on
Ownership Requirement		Compensation	Vesting	Total Ownership	Deferred Compensation Only	Total Ownership
	Performance Share Units	$0	$5,222,864	$5,222,864

6X Base	Deferred / Vesting Share Units	$2,538,928	$1,607,090	$4,146,018	8.09	21.38

Salary	Personal Holdings	$1,617,335	$0	$1,617,335

	Total	$4,156,263	$6,829,954	$10,986,217

Bernard Dorval
Group Head, Global Insurance and Head Group Strategy & Deputy Chair TD Canada Trust

Actual Total Direct Compensation	Comments
$3,550,021	In determining Mr. Dorval’s total direct compensation, the Committee considered many factors including the Bank’s financial performance and contribution to the business overall. As a result, the Committee determined final total direct compensation for Mr. Dorval of $3,550,021. The Committee determined a final variable compensation award of $3,050,021. For 2008, Mr. Dorval’s cash/equity mix was aligned to the target mix. As a result, his annual incentive was determined to be $1,025,000 (a 15% decrease from 2007) and his equity award was determined to be $2,025,021 (a 12% decrease from 2007).

Value of Equity as at December 31, 2008 (The December 31, 2008 TSX closing price for Common Shares was $43.45)
	Stock Options		Performance Share Units		Deferred Share Units		Total
	(#)	($)	(#)	($)	(#)	($)	(#)	($)
Vested	417,681	$1,554,566	0	$0	47,582	$2,067,449	465,263	$3,622,015

Unvested	171,617	$82,494	73,146	$3,178,194	0	$0	244,763	$3,260,688

Total	589,298	$1,637,060	73,146	$3,178,194	47,582	$2,067,449	710,026	$6,882,703

Share Ownership Requirements and Actual Share Ownership as at December 31, 2008
Required and actual share ownership are outlined below for Mr. Dorval. All forms of equity held by the executive count toward the share ownership requirement with the exception of stock options (vested and unvested). The purpose of the share ownership requirements is to ensure clear alignment with shareholders. Primarily as a result of share performance during 2008, the value of Mr. Dorval’s total ownership has decreased by $2,533,680 from its 2007 level. In addition, the in-the-money value of stock options held by Mr. Dorval has decreased by $8,873,623, compared to 2007.
		Directly Held &			Ownership Multiple of Base Salary
		Deferred	Subject to		Based on Directly Held &	Based on
Ownership Requirement		Compensation	Vesting	Total Ownership	Deferred Compensation Only	Total Ownership
	Performance Share Units	$0	$3,178,194	$3,178,194

6X Base	Deferred Share Units	$2,067,449	$0	$2,067,449	6.01	12.37

Salary	Personal Holdings	$938,847	$0	$938,847

	Total	$3,006,296	$3,178,194	$6,184,490

Note:

(1)	In 2008, Mr. Masrani’s compensation was awarded to him in U.S. dollars. For purposes of reporting his compensation in the Summary Compensation Table, his actual total direct compensation was converted to Canadian dollars. The exchange rate used to convert Mr. Masrani’s compensation, excluding equity awards, into Canadian dollars was the Bank of Canada’s average exchange rate for the period of November 1, 2007 to October 31, 2008 (C$1.03 = U.S.$1.00). The exchange rate used to convert Mr. Masrani’s equity awards into Canadian dollars was Reuters 3pm EST spot rate on December 10, 2008 (C$1.26 = US$1.00).

32  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

PERFORMANCE GRAPHS

FIVE YEAR TOTAL SHAREHOLDER RETURN COMPARISON
The following graph assumes that $100 was invested on October 31, 2003 in Common Shares, the S&P/TSX Composite Index and the S&P/TSX Composite Index Banks, respectively.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS
(at the price determined by the Bank pursuant to the Bank’s Dividend Reinvestment Plan)

PAY FOR PERFORMANCE INDEXED AT 2003
The following graph illustrates the change in total compensation awarded to Named Executive Officers compared to the change in Adjusted Net Income Available to Common Shareholders and Market Capitalization since 2003.

Since 2003, the total compensation awarded to the Named Executive Officers grew 5%, compared to growth in Market Capitalization of 60% over the same period and growth in the Adjusted Net Income Available to Shareholders of 93% over the same period.

COST OF MANAGEMENT RATIO

The cost of management ratio expresses the total of all types of compensation awarded to the Named Executive Officers of the Bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  33

		Adjusted Net
		Income
		Available to
	Total NEO	Common	Cost of	Market	Cost of
	Compensation	Shareholders	Management	Capitalization	Management
Year	(millions)	(millions)	Ratio	(millions)	Ratio
2008(6)	$29.21	$3,754	0.78%	$46,112	0.06%

2007(5)	$35.84	$4,169	0.86%	$51,216	0.07%

2006(4)	$30.13	$3,354	0.90%	$46,704	0.06%

Notes to the Pay for Performance Indexed at 2003 graph and the Cost of Management Ratio:

(1)	Total Named Executive Officer compensation includes the fiscal salary , bonus, other annual compensation, stock options, restricted share units, deferred share units and all other compensation as disclosed in the Bank’s circular for the annual meeting on March 25, 2004, along with the compensation Black-Scholes value of the stock options awarded. The exchange rate used to convert U.S. dollars into Canadian dollars was the Bank of Canada exchange rate on October 31, 2003 (C$1.23 = U.S.$1.00).

(2)	Total Named Executive Officer compensation includes the fiscal salary, bonus, other annual compensation, stock options, restricted share units, deferred share units, annual pension service costs (excluding the incremental cost of the supplemental pension, $493,000, and the continuation of other compensation, $276,000, that results from the commitment made by CT Financial Services Inc. for Mr. Clark) and all other compensation as disclosed in the Bank’s circular for the annual meeting on March 23, 2005, along with the compensation Black-Scholes value of the stock options awarded.

(3)	Total Named Executive Officer compensation includes the total compensation as disclosed in the three-year compensation summary tables in the Bank’s circular for the annual meeting on March 30, 2006 for the CEO and the other Named Executive Officers, with the exception of the U.S.$6,000,000 Bank performance share unit grant under TD Banknorth’s Performance Share Unit plan to Mr. Ryan on March 1, 2005 and $516,000 of incremental cost of the supplemental pension that results from the commitment made by CT Financial Services Inc. for Mr. Clark. The exchange rate used to convert Mr. Ryan’s total direct compensation into Canadian dollars was the Bank of Canada exchange rate on October 31, 2005 (C$1.18 = U.S.$1.00).

(4)	Total Named Executive Officer compensation includes the total compensation as disclosed in the three-year compensation summary tables in the Bank’s circular for the annual meeting on March 29, 2007 for the CEO and the other Named Executive Officers. The exchange rate used to convert Mr. Ryan’s total compensation into Canadian dollars was the Bank of Canada exchange rate on October 31, 2006 (C$1.12 = U.S.$1.00).

(5)	Total Named Executive Officer compensation includes the total compensation as disclosed in the three-year compensation summary tables in the Bank’s circular for the annual meeting on April 3, 2008 for the CEO and the other Named Executive Officers, with the exception of Mr. Masrani’s January 2007 deferred equity grant of U.S.$2,117,128 and the equity grant in recognition of his increased responsibilities as CEO, TD Banknorth of U.S.$529,267, which was excluded from the total for this calculation. The exchange rate used to convert Mr. Masrani’s total compensation into Canadian dollars was the Bank of Canada exchange rate on October 31, 2007 (C$0.94 = U.S.$1.00).

(6)	Total Named Executive Officer compensation includes the total compensation as disclosed in the Summary Compensation Table.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table(1) below includes all of the prescribed disclosure under Form 51-102F6 Statement of Executive Compensation, which came into force on March 2004 and applies to the Bank’s fiscal year ended October 31, 2008. To reflect developments in executive compensation disclosure in Canada, the table presents the disclosure in a format aligned with the new Form 51-102F6 Statement of Executive Compensation (in respect of financial years ending on or after December 31, 2008). The Pension Value in the table includes the service cost and other compensatory items.

				Option-		Non-Equity
			Share-	Based		Annual	Total			All
			based	Awards(3)		Incentive	Direct	Pension		Other	Total
Name and		Salary	Awards(2)			Plans	Compensation	Value		Compensation(4)	Compensation
Principal Position	Year	($)	($)	(#)	($)	($)	($)	($)		($)	($)
W. Edmund Clark	2008	$1,500,000	$4,500,113	420,172	$3,750,035	$1,250,000	$11,000,148 (5)	$(310,000	)(6)	$71,071	$10,761,219
President and Chief Executive Officer	2007	$1,500,000	$6,000,188	245,732	$3,750,042	$2,250,000	$13,500,230	$1,020,000	(6)	$90,278	$14,610,508
	2006	$1,483,288	$4,950,203	198,304	$3,075,021	$1,875,000	$11,383,512	$1,785,000	(6)	$98,576	$13,267,088

Colleen M. Johnston	2008	$441,644	$875,033	64,428	$575,020	$500,000	$2,391,697	$463,402		$30,310	$2,885,409
Group Head, Finance and Chief	2007	$391,644	$950,128	42,596	$650,045	$650,000	$2,641,817	$424,265		$12,780	$3,078,862
Financial Officer	2006	$341,644	$900,110	38,696	$600,043	$600,000	$2,441,797	$344,697		$14,670	$2,801,164

Robert E. Dorrance	2008	$500,000	$1,750,065	196,080	$1,750,014	$1,250,000	$5,250,079	N/A		$875	$5,250,954
Group Head, Wholesale Banking	2007	$500,000	$3,800,306	111,400	$1,700,042	$3,250,000	$9,250,348	N/A		$875	$9,251,223
and Chairman, CEO & President	2006	$500,000	$2,675,092	109,632	$1,700,020	$2,625,000	$7,500,112	N/A		$895	$7,501,007
TD Securities

Bharat B. Masrani(7)	2008	$513,750	$2,585,190	194,280	$1,733,949	$1,721,063	$6,553,952	$(45,903)		$103,466	$6,611,515
Group Head, U.S. Personal and Commercial Banking and President & CEO TD Bank, America’s Most	2007 2006	$472,350 $491,644	$3,757,118 $325,073	149,052 0	$2,275,070 $0	$1,015,553 $975,000	$7,520,091 $1,791,717	$21,539 $449,372		$88,370 $23,271	$7,630,000 $2,264,360
Convenient Bank

Bernard Dorval	2008	$500,000	$1,250,010	86,836	$775,011	$1,025,000	$3,550,021	$123,824		$28,124	$3,701,969
Group Head, Global Insurance and	2007	$500,000	$1,400,189	58,976	$900,015	$1,200,000	$4,000,204	$122,770		$875	$4,123,849
Head Group Strategy &	2006	$491,644	$1,575,294	51,592	$800,017	$1,125,000	$3,991,955	$370,115		$13,851	$4,375,921
Deputy Chair TD Canada Trust

34  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

Notes to the Summary Compensation Table:

(1)	The determination of Named Executive Officers is based on total annual salary and non-equity annual incentive compensation. The Bank is not required to present disclosure in the new form but has chosen to structure the Summary Compensation Table to align to the new form. As a result, the Bank’s Summary Compensation Table may not be directly comparable to other companies.

(2)	The total holdings and value of all share-based awards for all Named Executive Officers are provided in the tables in the Year-End Compensation for the President and Chief Executive Officer and Other Named Executive Officers’ sections. The methodology used to determine the grant date fair value, or the compensation value, and the accounting fair value on date of grant is provided in the table in the Equity Valuation section. As there is no difference in how these values are determined, the accounting fair value on date of grant is the same as the grant date fair value.

(3)	These awards are for Bank stock options which are granted based on their grant date fair value. In 2008, the grant date fair value, or compensation value is greater than the accounting fair value on date of grant for option-based awards for Mr. Clark, Mr. Dorrance, Mr. Masrani, and Mr. Dorval and Ms. Johnston by $489,500, $228,433, $226,433, $101,164 and $75,059, respectively. The methodology used to determine the grant date fair value and accounting fair value on date of grant is explained in the table in the Equity Valuation section.

(4)	For 2008, the Bank has chosen to report all perquisites for each Named Executive Officer in this column, including amounts that have an aggregate value of less than $50,000 or 10% of the Named Executive Officer’s salary for the year. The aggregate value of perquisites is calculated using the incremental cost to the Bank for providing the personal benefit to the Named Executive Officer. All figures also include premiums and applicable sales taxes paid by the Bank for term life insurance for each Named Executive Officer, and long term disability premiums for Mr. Masrani paid by TD Banknorth, and employer contributions pursuant to the TD Banknorth 401(k) plan.

									Total
		Transportation	Housing Related	Low Interest	Financial		Premiums and	401(k) Employer	All Other
Name	Year	Costs	Costs	Rate Loans	Planning	Wellness	Applicable Taxes	Matching	Compensation
W.E. Clark	2008	$23,915	$5,112	$0	$0	$2,400	$39,643	$0	$71,071

C.M. Johnston	2008	$20,632	$7,265	$0	$0	$1,643	$770	$0	$30,310

R.E. Dorrance	2008	$0	$0	$0	$0	$0	$875	$0	$875

B.B. Masrani	2008	$14,563	$65,387	$2,138	$8,602	$0	$2,141	$10,635	$103,466

B. Dorval	2008	$22,345	$0	$0	$0	$4,904	$875	$0	$28,124

In 2007 and 2006, the Bank chose to report perquisites and other personal benefits for each Named Executive Officer in this column unless the aggregate value was less than $10,000, not $50,000 as required. In 2007, the amount for Mr. Clark includes $48,632 ($42,520 for corporate aircraft) for transportation costs and $25,612 for premiums, applicable sales taxes and additional life insurance. The amount for Ms. Johnston includes $10,555 for transportation costs and $683 for premiums, applicable sales taxes and additional life insurance. The amount for Mr. Dorrance includes $875 for premiums and applicable sales taxes. The amount for Mr. Masrani includes housing expense totaling $33,440 and $14,811 for premiums, applicable sales taxes, long term disability and employer matching contributions for the TD Banknorth 401(k) Plan. The amount for Mr. Dorval includes $875 for premiums and applicable sales taxes. The value of perquisites and benefits for Mr. Dorrance and Mr. Dorval was less than $10,000.

In 2006, the amount for Mr. Clark includes $57,473 ($52,393 for corporate aircraft) for transportation services, $16,320 for wellness and $23,402 for premiums, applicable sales taxes and additional life insurance. The amount for Ms. Johnston includes $14,065 for transportation services and $605 for premiums and applicable sales taxes. The amount for Mr. Dorrance is for premiums and applicable sales taxes. The amount for Mr. Masrani includes $14,957 for transportation services and $898 for premiums and applicable sales taxes and long term disability. The amount for Mr. Dorval includes $12,977 for transportation services and $874 for premiums and applicable sales taxes. The value of perquisites and benefits for Mr. Dorrance was less than $10,000.

(5)	Subsequent to year end, in light of the difficult economic circumstances that Canada and the world face, Mr. Clark asked the Committee to cancel $3 million of the equity awarded to him in December 2008. Consequently, the final total direct compensation received by Mr. Clark for 2008 (post-forfeiture) is $8 million.

(6)	The Bank was obliged to honour and continue certain pension obligations to Mr. Clark based on his agreement at CT Financial Services Inc. and includes the incremental cost of the supplemental pension that results from the commitment made by CT Financial Services Inc.

(7)	In 2008, Mr. Masrani’s compensation was awarded to him in U.S. dollars. The exchange rate used to convert all of Mr. Masrani’s compensation, excluding share-based and option-based awards, into Canadian dollars was the Bank of Canada’s average exchange rate for the period of November 1, 2007 to October 31, 2008 (C$1.03 = U.S.$1.00). The exchange rate used to convert Mr. Masrani’s share-based and option-based awards into Canadian dollars was Reuters 3pm ET spot rate on December 10, 2008 (C$1.26 = US$1.00). In 2007, Mr. Masrani’s compensation was awarded to him in U.S. dollars, except for share-based and option-based awards, which were awarded to him in Canadian dollars. The exchange rate used to convert Mr. Masrani’s compensation was the Bank of Canada exchange rate on October 31, 2007 (C$0.94 = U.S.$1.00).

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  35

INCENTIVE PLAN AWARDS

OUTSTANDING EQUITY AWARDS
The table below presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2008.

								Share-Based Awards
	Option-Based Awards
												Market or
	Number of Securities											Payout Value of
	Underlying Unexercised											Shares That have
	Options		Option		Value of Unexercised In-the-Money Options(1)			Number of Shares or Units of Shares that have not Vested				not Vested(1)
	(#)		Exercise	Option	($)			(#)				($)
			Price	Expiration
Name	Vested	Unvested	($)	Date	Vested	Unvested	Total	Min		Target		Min	Target
W. Edmund Clark	231,800	0	$36.25	February 1, 2010	$1,668,960	$0	$1,668,960
	280,000	0	$36.50	July 6, 2010	$1,946,000	$0	$1,946,000
	241,100	0	$41.70	December 7, 2010	$421,925	$0	$421,925
	285,112	0	$40.92	December 11, 2010	$721,333	$0	$721,333
	239,412	0	$49.40	December 9, 2011	$0	$0	$0
	307,500	0	$40.98	December 13, 2011	$759,525	$0	$759,525
	160,104	53,368	$60.02	December 8, 2012	$0	$0	$0
	613,500	0	$33.42	December 12, 2012	$6,153,405	$0	$6,153,405
	99,152	99,152	$67.42	December 14, 2013	$0	$0	$0
	61,433	184,299	$72.67	December 10, 2014	$0	$0	$0
	0	420,172	$42.50	December 11, 2015	$0	$399,163	$399,163
								213,238	(3)	266,547	(4)	$9,265,174	$11,581,467
								35,250	(5)	35,250	(5)	$1,531,626	$1,531,626
Total	2,519,113	756,991			$11,671,148	$399,163	$12,070,311	248,488		301,797		$10,796,800	$13,113,093

Colleen M. Johnston	38,932	0	$49.40	December 9, 2011	$0	$0	$0
	31,242	10,414	$60.02	December 8, 2012	$0	$0	$0
	19,348	19,348	$67.42	December 14, 2013	$0	$0	$0
	10,649	31,947	$72.67	December 10, 2014	$0	$0	$0
	0	64,428	$42.50	December 11, 2015	$0	$61,207	$61,207
								38,206	(3)	47,757	(4)	$1,660,033	$2,075,042
Total	100,171	126,137			$0	$61,207	$61,207	38,206		47,757		$1,660,033	$2,075,042

Robert E. Dorrance	158,396	0	$40.92	December 11, 2010	$400,742	$0	$400,742
	136,252	0	$49.40	December 9, 2011	$0	$0	$0
	60,000	0	$42.90	January 24, 2012	$33,000	$0	$33,000
	91,116	30,372	$60.02	December 8, 2012	$0	$0	$0
	175,600	0	$33.42	December 12, 2012	$1,761,268	$0	$1,761,268
	54,816	54,816	$67.42	December 14, 2013	$0	$0	$0
	27,850	83,550	$72.67	December 10, 2014	$0	$0	$0
	0	196,080	$42.50	December 11, 2015	$0	$186,276	$186,276
								108,878	(3)	136,098	(4)	$4,730,766	$5,913,458
Total	704,030	364,818			$2,195,010	$186,276	$2,381,286	108,878		136,098		$4,730,766	$5,913,458

Bharat B. Masrani	2,900	0	$36.20	December 9, 2009	$21,025	$0	$21,025
	61,096	0	$40.92	December 11, 2010	$154,573	$0	$154,573
	77,860	0	$49.40	December 9, 2011	$0	$0	$0
	14,700	0	$40.98	December 13, 2011	$36,309	$0	$36,309
	62,481	20,827	$60.02	December 8, 2012	$0	$0	$0
	63,200	0	$33.42	December 12, 2012	$633,896	$0	$633,896
	33,584	100,752	$72.67	December 10, 2014	$0	$0	$0
	3,679	11,037	$72.81	December 14, 2014	$0	$0	$0
	0	194,280	$42.50	December 11, 2015	$0	$184,566	$184,566
								96,163	(3)	120,204	(4)	$4,178,291	$5,222,864
								36,987	(6)	36,987	(6)	$1,607,090	$1,607,090
Total	319,500	326,896			$845,803	$184,566	$1,030,369	133,150		157,191		$5,785,381	$6,829,954

Bernard Dorval	28,826	0	$36.25	February 1, 2010	$207,547	$0	$207,547
	32,400	0	$41.70	December 7, 2010	$56,700	$0	$56,700
	61,096	0	$40.92	December 11, 2010	$154,573	$0	$154,573
	64,236	0	$49.40	December 9, 2011	$0	$0	$0
	43,900	0	$40.98	December 13, 2011	$108,433	$0	$108,433
	44,259	14,753	$60.02	December 8, 2012	$0	$0	$0
	102,424	0	$33.42	December 12, 2012	$1,027,313	$0	$1,027,313
	25,796	25,796	$67.42	December 14, 2013	$0	$0	$0
	14,744	44,232	$72.67	December 10, 2014	$0	$0	$0
	0	86,836	$42.50	December 11, 2015	$0	$82,494	$82,494
								58,517	(3)	73,146	(4)	$2,542,555	$3,178,194
Total	417,681	171,617			$1,554,566	$82,494	$1,637,060	58,517		73,146		$2,542,555	$3,178,194

Notes:

(1)	The December 31, 2008 TSX closing price for Common Shares was $43.45.

(2)	The percentage of the total number of stock options/SARs awarded in the 2008 calendar year that were granted to Mr. Clark, Mr. Dorrance, Mr. Masrani, Mr. Dorval and Ms. Johnston were 12.6%, 5.9%, 5.8%, 2.6% and 1.9%, respectively.

(3)	Represents 80% of the outstanding unvested Performance Share Units which is the lowest number of units possible under the plan terms. The Committee may, in its discretion, cancel outstanding unvested share units.

(4)	Represents 100% of the outstanding unvested Performance Share Units.

(5)	Represents the outstanding unvested Special Deferred Share Units.

(6)	Represents the outstanding unvested Vesting Share Units.

36  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

VALUE ON VESTING OR PAY-OUT OF INCENTIVE PLAN AWARDS
The table below presents details of all awards that vested in the most recently completed calendar year.

		Option-Based Awards(1)(2)		Share-Based Awards(3)
		(b)		(c)
					Number of Units +/-	Number of Units
		Number Vested	Value Vested	Number of	Performance	Vested During	Value Vested
Name		During the Year	During the Year	Initial Units	Adjustment	the Year	During the Year
(a)	Grant Date	(#)	($)	(#)	(#)	(#)	($)
W. Edmund Clark	December 9, 2004	59,853	$0
	December 8, 2005	53,368	$0	81,027	16,206	97,233	$4,549,678
	December 14, 2006	49,576	$0
	December 10, 2007	61,433	$0

Colleen M. Johnston	December 9, 2004	9,733	$0
	December 8, 2005	10,414	$0	10,077	2,016	12,093	$565,850
	December 14, 2006	9,674	$0
	December 10, 2007	10,649	$0

Robert E. Dorrance	December 9, 2004	34,063	$0
	December 8, 2005	30,372	$0	29,388	5,878	35,266	$1,650,149
	December 14, 2006	27,408	$0
	December 10, 2007	27,850	$0

Bharat B. Masrani	December 9, 2004	19,465	$0
	December 8, 2005	20,827	$0	13,434	2,687	16,121	$754,326
	December 10, 2007	33,584	$0
	December 14, 2007	3,679	$0

Bernard Dorval	December 9, 2004	16,059	$0
	December 8, 2005	14,753	$0	14,274	2,855	17,129	$801,492
	December 14, 2006	12,898	$0
	December 10, 2007	14,744	$0

Notes:

(1)	As described in the Description of Equity Plans section, stock option awards vest and become exercisable at a rate of 25% per year for each of the first four years of the term. The option-based awards detailed in this table represent 25% of each of the four grants with options vesting in December 2008. The closing price for Common Shares was lower than the grant price of each of these option-based awards on their vesting date, resulting in a value vested during the year of $0.

(2)	In July 2008, an Automatic Share Disposition Plan was set up to schedule the exercise of 650,000 stock options by Mr. Clark between October 2008 and the end of 2009. Mr. Clark will donate a portion of the shares to charity, will hold a portion of the shares and will sell the remainder, using part of the proceeds to cover exercise cost and taxes. The Plan includes a floor price which has not been met and has prevented any of the exercises scheduled under the Plan from being executed.

The number of securities acquired and the total value realized on exercise for each Named Executive Officer for the calendar year 2008 are as follows:

	Securities Acquired on Exercise	Total Value Realized on Exercise
Name	(#)	($)
W. Edmund Clark	0	$0

Colleen M. Johnston	0	$0

Robert E. Dorrance	0	$0

Bharat B. Masrani	0	$0

Bernard Dorval	0	$0

(3)	The Performance Share Units granted on December 8, 2005 vested and matured on December 8, 2008. The Performance Factor applied to determine the final number of units paid out to participants at maturity was 120%, based on the Bank’s relative three-year Total Shareholder Return versus the comparator group.

PENSION PLAN BENEFITS

PENSION ARRANGEMENTS FOR NAMED EXECUTIVE OFFICERS
The Named Executive Officers participate in different Bank pension arrangements, with the exception of Mr. Dorrance who does not participate in any Bank pension plans. Mr. Clark’s arrangements are explained under Pension Arrangements for Mr. Clark. A description of each arrangement is set out below.

Executive Benefit Plan
The Bank offers an unfunded executive plan that includes a portion of executives’ incentive compensation. Executives who participate in this plan must comply with non-solicit and non-compete provisions to receive full payment. The total pension payable from all sources, including all Bank pension arrangements and government benefits, is determined based on the following plan provisions:

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Detail
Participating Named Executive Officers	Ms. Johnston, Mr. Dorval and Mr. Masrani

Pension Formula	2% of final average earnings per year of service from date of hire (maximum of 35 years)

Final Average Earnings	The average of the best consecutive five years of salary and incentive compensation payments (annual incentive to a maximum of 120% of salary at the end of the fiscal year) in the last ten years prior to retirement.

Retirement Age	63

Reduction for Early Pension Commencement	Pensions are reduced on an actuarially equivalent basis if payments commence before age 62.

Form of Pension	Pensions are paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on Pension	The annual pension is limited to $1,000,000 (including all Bank plans and Government benefits ).

Pension Fund Society
The Bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. The plan provides for a benefit of approximately 2% of an employee’s salary per year of plan participation, to a maximum of 35 years, inclusive of government benefits. The pension payable is included in the Executive Benefit Plan pension and is determined based on the following plan provisions:

Detail
Participating Named Executive Officers	Mr. Clark, Ms. Johnston, Mr. Dorval and Mr. Masrani

Pension Formula	1.4% of final average salary up to the average government limit plus 2% of final average salary above the average government limit, for each year of plan membership (maximum of 35 years).

Final Average Earnings	The average of the best consecutive five years of salary in the last ten years prior to retirement.

Average Government Limit	The average of the last five Year’s Maximum Pensionable Earnings prior to retirement.

Member Contributions	2.94% of salary up to the government limit plus 4.2% of salary above the government limit, up to the applicable maximum of $9,500 in 2008.

Retirement Age	63

Reduction for Early Pension Commencement	Pensions are reduced according to a formula based on the number of years and months before the member’s 62nd birthday. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.

Form of Pension	Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act. For 2008, the maximum pension is $2,333.33 per year of membership.

The maximum registered plan contributions required by members who participate in an executive pension arrangement have been increased significantly in the last two years. The maximum was $9,500 in 2008 and will be $15,980 in 2009 (the Income Tax Act maximum). All of the Named Executive Officers pay contributions at the maximum level.

Canada Trust Money Purchase Pension Plan
The Canada Trust Company provided a registered defined contribution pension plan to Canadian employees to assist them in providing for their retirement. The pension payable is included in the Executive Benefit Plan pension and is determined based on the following plan provisions:

Detail
Participating Named Executive Officers	Mr. Clark and Mr. Dorval

Provisions	The Bank contributed 6% of their salary up to the government limit and 12% of their salary above the government limit. The plan was closed to future contributions on August 18, 2002 and plan members were eligible to join the Pension Fund Society. The pension from the Canada Trust Money Purchase Pension Plan is determined based on the member’s account balance and annuity purchase rates at retirement.

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TD Banknorth Retirement Plan
TD Banknorth provides a qualified defined benefit pension plan to U.S. employees to assist them in providing for their retirement. The plan is non-contributory and provides for a benefit based on a percentage of average career compensation and years of service. Pension accruals under this plan ceased on December 31, 2008. Plan members will continue to be eligible for the TD Banknorth 401(k) Plan. Certain plan members will receive enhanced employer contributions to the TD Banknorth 401(k) Plan for a temporary period of time. The pension payable is included in the Executive Benefit Plan pension and is determined based on the following plan provisions:

Detail
Participating Named Executive Officers	Mr. Masrani

Pension Formula	1.5% of average career compensation plus 0.65% of average career compensation in excess of covered compensation, the result multiplied by years of credited service.

Final Average Earnings	Career average formula.

Member Contributions	Nil

Retirement Age	65

Reduction for Early Pension Commencement	Pensions are reduced on an actuarially equivalent basis if payments commence before age 65.

Form of Pension	Pensions are paid for the life of the member. Optional forms of payment are available on an actuarially equivalent basis.

Limit on Pension	Limit applicable to U.S. qualified plans. For 2008, the maximum compensation limit applicable to the plan is U.S.$230,000.

TD Banknorth Supplemental Plan
TD Banknorth provides a supplemental executive plan to certain executives to provide a retirement benefit in excess of the benefit provided under the terms of the TD Banknorth Retirement Plan without regard to maximum compensation and benefit limits. Pension accruals under this plan ceased on December 31, 2008. The supplemental retirement benefit is inclusive of the pension benefit provided under the TD Banknorth Retirement Plan. The pension payable is included in the Executive Benefit Plan pension and is determined based on the following plan provisions:

Detail
Participating Named Executive Officers	Mr. Masrani

Pension Formula	1.5% of average career compensation plus 0.65% of average career compensation in excess of covered compensation, the result multiplied by years of credited service then reduced by the pension payable under the TD Banknorth Retirement Plan.

Final Average Earnings	Career average formula.

Retirement Age	65

Reduction for Early Pension Commencement	Early retirement may begin as early as age 55 or earlier if approved by the employer. Benefits are calculated at the executive’s retirement date and are further reduced by one quarter of one percent for each month for the first 60 months by which benefit commencement precedes age 65, and are further reduced by one half of one percent for every month by which benefit commencement precedes age 60.

Form of Pension	Pensions are paid for the life of the member.

Limit on Pension	Not applicable

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TD Banknorth 401(k) Plan
TD Banknorth provides a qualified defined contribution pension plan to U.S. employees to assist them in providing for their retirement. The pension payable is included in the Executive Benefit Plan pension and is determined based on the following plan provisions:

Detail
Participating Named Executive Officers	Mr. Masrani

Provisions	Employees are eligible to make contributions by salary deferral into the plan up to prescribed limits, and the Bank matches 100% of employee deferrals on the first 3% of eligible compensation and 50% on the next 3% of eligible compensation. The retirement benefit payable from the plan is determined based on the member’s account balance and annuity purchase rates at retirement. Normal retirement age under the plan is age 65.

TD Securities UK Group Personal Pension Plan
TD Securities provides a defined contribution pension plan to U.K. employees to assist them in providing for their retirement. The pension payable is included in the Executive Benefit Plan pension and is determined based on the following plan provisions:

Detail
Participating Named Executive Officers	Mr. Masrani

Provisions	Employees are eligible to make contributions by salary deferral into the plan, up to prescribed limits, and the Bank makes contributions to the plan, based on an age-tiered contribution schedule. The retirement benefit payable from the plan is determined based on the member’s account balance and annuity purchase rates at retirement. Normal retirement age under the plan is age 65.

Pension Plan Table
The following table shows the annual pension payable at age 63 for participants for the specified earnings and years of service. The pensions shown are inclusive of benefits from all Bank plans and government benefits and are based on the assumption that the participant has the same years of service in all plans.

Final Average	Years of Service
Earnings	15	20	25	30	35
$500,000	$150,000	$200,000	$250,000	$300,000	$350,000

$750,000	$225,000	$300,000	$375,000	$450,000	$525,000

$1,000,000	$300,000	$400,000	$500,000	$600,000	$700,000

$1,250,000	$375,000	$500,000	$625,000	$750,000	$875,000

$1,500,000	$450,000	$600,000	$750,000	$900,000	$1,000,000

$1,750,000	$525,000	$700,000	$875,000	$1,000,000	$1,000,000

$2,000,000	$600,000	$800,000	$1,000,000	$1,000,000	$1,000,000

Pension Arrangements for Mr. Clark
Mr. Clark’s employment arrangements provide for a lifetime pension determined using the annual average of Mr. Clark’s highest consecutive 36 months’ salary and a percentage that varies based on Mr. Clark’s age when he leaves the Bank. Mr. Clark’s estimated pension consists of a supplemental pension determined as if Mr. Clark was a participant in the Bank’s Executive Benefit Plan, (the “TD Pension Arrangement”); an incremental supplemental pension that results from the pension arrangements that CT Financial Services Inc. promised to Mr. Clark (the “CT Pension Arrangement”); and an additional supplemental pension that arose from the discontinuance of the Term Certain Annuity, as described in the section entitled Employment Arrangements — President and Chief Executive Officer.

Mr. Clark’s pension is inclusive of all benefits from pension plans that he participates in as a result of his employment with the Bank and the Canada Trustco Mortgage Company. Pension benefits are payable for life, and continue unreduced to Mr. Clark’s surviving spouse for her lifetime following his death.

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Accrued Named Executive Officer Pension Obligation
The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the Named Executive Officers from October 31, 2007 to October 31, 2008.

	Years of Service		Annual Pension Payable
					Accrued		2008	Accrued
		Normal		Normal	Obligation	2008	Non	Obligation
	October 31,	Retirement	October 31,	Retirement	at October 31,	Compensatory	Compensatory	at October 31,
Name	2008(1)	Age	2008	Age(2)	2007(3)(4)	Change(5)	Change(6)	2008(3)(4)
W.E. Clark
– TD pension arrangement	17.00	19.00	$1,000,000	$1,000,000	$10,920,000	$680,000	$(612,000)	$10,988,000
– CT pension arrangement	17.00	19.00	$640,000	$818,000	$10,925,000	$(907,000)	$880,000	$10,898,000
– Other CT compensation	N/A	N/A	$601,200	$670,500	$8,022,000	$(83,000)	$86,000	$8,025,000

C.M. Johnston	14.50	32.41	$199,900	$596,300	$1,628,900	$463,400	$(102,800)	$1,989,500

B.B. Masrani(7)
– Canadian and UK service	19.34	19.34	$386,000	$414,300	$3,772,200	$(139,200)	$(170,800)	$3,462,200
– U.S. service(8)	2.33	12.74	$58,200	$278,900	$200,400	$93,300	$(21,600)	$272,100

B. Dorval(9)	13.41	20.58	$272,500	$446,400	$2,605,200	$123,800	$(65,500)	$2,663,500

Notes:

(1)	Represents credited service for the Named Executive Officer’s executive plan, which provides the majority of the pension benefit. Credited service for the Pension Fund Society is 4.5 years for Ms. Johnston, 5.9 years for Mr. Dorval, and 6.2 years for Mr. Masrani. Mr. Masrani’s credited service for the TD Banknorth qualified plan is 2.33 years.

(2)	The estimated pension amounts at normal retirement age are calculated assuming current salary and incentive compensation payments continue unchanged until retirement and with service projected to normal retirement age. Government benefits are excluded.

(3)	All pension values include the cost of amounts payable from all Bank plans in which the Named Executive Officer participates, except as noted below.

(4)	Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 19 of the 2008 consolidated financial statements of the Bank.

(5)	Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost) and the impact on the accrued obligation of plan changes and any difference between actual and estimated earnings.

(6)	Non compensatory changes in the obligation in 2008 include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.

(7)	For Mr. Masrani’s Canadian and U.K. service, he is entitled to benefits determined under the Executive Benefit Plan. Mr. Masrani’s U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada exchange rate on October 31, 2008 (C$1.97 = £1.00). Mr. Masrani’s U.S. benefit has been calculated effective October 31, 2008 to align with the Bank’s reporting period. For his U.S. service, Mr. Masrani will receive the greater of the pension payable determined under the Executive Benefit Plan and the pension payable determined under the TD Banknorth Retirement Plan and TD Banknorth Supplemental Plan. Mr. Masrani’s U.S. pension amount reflects the plan accrual freeze effective December 31, 2008 for both the TD Banknorth Retirement Plan and TD Banknorth Supplemental Plan.

(8)	The exchange rate used to convert Mr. Masrani’s U.S. pension values into Canadian dollars was the Bank of Canada’s average exchange rate for the period of November 1, 2007 to October 31, 2008 (C$1.03 = U.S.$1.00).

(9)	For Mr. Dorval, the April 3, 2008 proxy circular disclosed an Accrued Obligation at October 31, 2007 of $2,472,800 with a note disclosure that the value of his Canada Trust Money Purchase Pension Plan of $132,400 was payable in addition. The Accrued Obligation at October 31, 2007 shown above consolidates these two obligations and the Accrued Obligation at October 31, 2008 also includes the value of his Canada Trust Money Purchase Pension Plan.

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TERMINATION AND CHANGE OF CONTROL BENEFITS

EMPLOYMENT ARRANGEMENTS — PRESIDENT AND CHIEF EXECUTIVE OFFICER

W. Edmund Clark

Effective Date	June 1, 2004

Special Deferred Share Unit Grant	Mr. Clark received 170,000 Deferred Share Units which in part replace a Term Certain Annuity agreed to under his original employment agreement when he joined the Bank in 2000. The Term Certain Annuity was provided to honour a previous commitment made by CT Financial Services Inc. Unlike the Term Certain Annuity, which provided guaranteed growth in value, the Deferred Share Units, whose value is dependant on the Bank’s financial performance, are designed to reproduce the value of the Term Certain Annuity if the Bank has earned a 10% annual compounded total shareholder return by the time Mr. Clark reaches age 63. This aligns this component of his compensation with the interests of the Bank’s shareholders. The Deferred Share Units vest as follows: 22% effective June 1, 2005; 41% effective June 1, 2006; 59% effective June 1, 2007; 74% effective June 1, 2008; 88% effective June 1, 2009; and 100% effective June 1, 2010, the year in which Mr. Clark turns age 63.

Resignation	If Mr. Clark resigns from the Bank, his termination benefits are determined as follows:
• Base salary to the date of resignation.
• The vested portion of the special Deferred Share Unit grant determined as of the date of resignation will be paid out.
• Supplemental pension—reduced depending on date of termination.
• Additional pension—reduced depending on date of termination.

Retirement	If Mr. Clark retires from the Bank, his termination benefits are determined as follows:
• Base salary to the date of retirement.
• The vested portion of the special Deferred Share Unit grant determined as of the date of retirement will be paid out.
• Supplemental pension—reduced depending on date of termination.
• Additional pension—reduced depending on date of termination.

Termination without Cause	If Mr. Clark is terminated without cause, his termination benefits are determined as follows:
• Base salary and pro-rata annual incentive to the date of termination.

• Severance—The lesser of 30 months and the time remaining until the age of 63 of base salary and annual incentive. The annual incentive is determined using the greater of the average of the previous three year actual annual incentive received or the target annual incentive at the date of termination.

• The vested portion of the special Deferred Share Unit grant determined at the earlier of 30 months following the actual date of termination and the date Mr. Clark reaches the age of 63 will be paid out.

• Supplemental pension—reduced depending on date of termination.
• Additional pension—reduced depending on date of termination.

Termination with Cause	If Mr. Clark is terminated with cause, his termination benefits are determined as follows:
• Base salary to the date of termination.

• Pension obligation—Mr. Clark’s employment arrangements provide for a lifetime pension determined using the annual average of his highest consecutive 36 months’ salary and a percentage that varies based on his age when he leaves the Bank. If Mr. Clark is terminated with cause, his supplemental pension will be reduced depending on the date of termination.

Non-Compete	Mr. Clark agrees not to compete, without the prior written consent of the Bank, directly or indirectly, with the Bank or any major subsidiary or major downstream affiliate of the Bank by being employed by or associated with or otherwise involved with any major financial institution in the world for a period of 2 years.

Non-Solicitation	Mr. Clark agrees not to, directly or indirectly, take any steps to induce or solicit any executive of the Bank to terminate his or her employment with the Bank for any reason, for a period of 2 years.

Non-Compliance	If Mr. Clark fails to meet his obligations all Supplemental Pension obligations of the Bank shall be terminated immediately and the Executive shall have no claim(s) against the Bank except if the Executive is terminated without cause.

EMPLOYMENT ARRANGEMENTS — GROUP HEAD, FINANCE AND CHIEF FINANCIAL OFFICER

Colleen M. Johnston

Pension	As a term of her employment, Ms. Johnston was granted an additional five years of service, plus two years of service for each of her first ten years of service, for the purpose of determining her executive pension earned in excess of the registered plan pension.

Termination Without Cause	Ms. Johnston’s employment arrangements with the Bank entitle her to a severance consisting of:
• 24 months of base salary and annual incentive. The annual incentive is determined using an average of the previous three year actual annual incentive received.
• Pro-rata annual incentive reflecting the percentage of year worked should termination occur mid year.

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EMPLOYMENT ARRANGEMENTS — GROUP HEAD, GLOBAL INSURANCE AND HEAD GROUP STRATEGY & DEPUTY CHAIR TD CANADA TRUST

Bernard Dorval

Resignation, Retirement, and Termination	Mr. Dorval would be entitled to a lump sum payment of $120,000 and payment of a Term Certain Annuity based on an escalating amount determined by the date he leaves the Bank. At February 1, 2008, the annual Term Certain Annuity was $237,797. It increases by 3.39% for each year from February 1, 2008 until the date he stops working for the Bank. Payments begin on the first of the month following the date his employment ends and are payable for a guaranteed 15 years.

CALCULATION OF TERMINATION BENEFITS
The actual amounts that a Named Executive Officer would receive upon termination of employment can only be determined at the time of separation. There are many factors affecting the nature and the amount of any benefits provided and as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the Named Executive Officer’s age and years of service. For purposes of illustration, the following assumptions have been made for calculating the termination benefit for each Named Executive Officer:

•	Termination date of December 31, 2008;
•	Share price as at December 31, 2008 was $43.45; and
•	Pension benefits have been calculated using the fiscal year end date of October 31, 2008.

The amounts stated below are the incremental values of such benefits that the Named Executive Officer is entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.

	W. Edmund	Colleen M.	Robert E.	Bharat B.	Bernard
Event	Clark	Johnston	Dorrance	Masrani	Dorval
Resignation Severance Equity Annual Pension Payable Total	Eligible for Early Retirement	$0 $0 ($123,800) ($123,800)	Eligible for Early Retirement	$0 $0 $0 $0	Eligible for Early Retirement

Retirement Severance Equity Annual Pension Payable Total	$0 $11,980,631 $0 $11,980,631	Not Eligible for Retirement	$0 $6,099,734 $0 $6,099,734	Not Eligible for Retirement	$0 $3,260,688 $0 $3,260,688

Termination without Cause:
Severance	$8,605,556	$2,383,333	$7,050,000	$3,973,262	$3,800,000
Equity (in addition to Retirement amount)	$1,531,626	$587,183	$0	$929,917	$0
Annual Pension Payable	$0	($123,800)	$0	$0	$0
Total	$10,137,182	$2,846,716	$7,050,000	$4,903,179	$3,800,000

Termination with Cause:
Severance	$0	$0	$0	$0	$0
Equity	($11,671,148)	$0	($2,195,010)	($845,803)	($1,554,566)
Annual Pension Payable	($1,316,100)	($189,400)	$0	($341,400)	($247,700)
Total	($12,987,248)	($189,400)	($2,195,010)	($1,187,203)	($1,802,266)

Change of Control:
Severance	$8,605,556	$2,383,333	$7,050,000	$3,973,262	$3,800,000
Equity (in addition to Retirement amount)	$1,531,626	$2,136,248	$0	$7,014,520	$0
Annual Pension Payable	$0	($123,800)	$0	$0	$0
Total	$10,137,182	$4,395,782	$7,050,000	$10,987,782	$3,800,000

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The treatment of equity under each of the termination scenarios is governed by the terms of the various equity plans, which are summarized in the following table.

Resignation	In the event of resignation, the Named Executive Officer’s equity compensation termination benefit is determined as follows:
• Performance Share Units are forfeited.

• All outstanding stock options granted prior to January 1, 2004 are forfeited. Vested stock options granted after January 1, 2004 can be exercised within 30 days. Unvested stock options and any vested Options not exercised within 30-days are forfeited.

• Deferred Share Units will be redeemable upon termination.

• If applicable, Vesting Share Units are forfeited if the event occurs within the vesting period. If the event occurs after the vesting period, the Named Executive Officer will be entitled to his/her Vesting Share Units subject to having been in compliance with the conduct provisions during the vesting period.

Retirement	In the event of retirement, the Named Executive Officer’s termination benefit is determined as follows:

• Performance Share Units will mature in normal course, subject to compliance with the conduct provisions and other plan terms. The Performance Factor will be applied at maturity, unless the Administrator has elected to apply discretion.

• All stock options will remain outstanding and will vest in accordance with their terms. The expiry date of each stock option award granted prior to January 1, 2004 will be the later of (a) three years after the award is fully vested, or (b) one year after the retirement date. The expiry date of each stock option award granted after January 1, 2004 will be (a) the earlier of the original expiry date or one year after the award is fully vested, or (b) if the award is already fully vested at the time of retirement, the earlier of the original expiry date or one year after the retirement date. Effective February 2009, the expiry date of all outstanding options will be the earlier of the original expiry date and five years from the date of retirement.

• Deferred Share Units will be redeemable upon retirement.

• If applicable, Vesting Share Units are forfeited if retirement occurs within the vesting period. If the retirement occurs after the vesting period, the Vesting Share Units will be redeemable upon retirement.

Termination without Cause	In the event of termination without cause, the Named Executive Officer’s termination benefit is determined as follows, unless the Named Executive Officer is eligible for retirement in which case the retirement provisions apply:

• A pro-rata share of Performance Share Units, based on the number of full 12 month periods of service elapsed since the award grant, will mature in normal course, subject to compliance with the conduct provisions and other plan terms. A Performance Factor of 100% will be applied at maturity, unless the Administrator has elected to apply discretion.

• Vested stock options and those that vest within 60 days (or 90 days for post-January 1, 2004 awards) may be exercised within the 60/90 days. Unexercised and unvested stock options are forfeited after 60/90 days.

• Deferred Share Units will be redeemable upon termination.

• If applicable, if the termination occurs within 12 months of the award date, the Vesting Share Units will be forfeited. If the termination occurs after 12 months from the award date but within the vesting period, the Named Executive Officer will be entitled to a pro-rata share of units, based on the number of full 12 month periods of service elapsed since the award date, subject to having been in compliance with the conduct provisions during the vesting period of Vesting Share Units. If the termination occurs after the vesting period, the Vesting Share Units will be redeemable upon termination.

Termination with Cause	In the event of termination with cause, the Named Executive Officer’s termination benefit is determined as follows:
• Performance Share Units are forfeited.
• Outstanding stock options are forfeited.
• Deferred Share Units will be redeemable upon termination.
• If applicable, Vesting Share Units are forfeited, whether prior to or after the vesting period.

Change of Control	If terminated without cause within 24 months following a change of control, the Named Executive Officer’s termination benefit is determined as follows:

• Performance Share Units will continue to vest and be paid out at the original maturity date and a Performance Factor of 100% will be applied at maturity, unless the Administrator has elected to apply a Discretionary Performance Factor.

• All stock options will vest immediately upon termination and remain exercisable for 90 days following termination.
• Deferred Share Units will be redeemable upon termination.
A change of control occurs when:
(i) Outstanding voting shares of the Bank represent less than 50 percent of the combined voting power of the new entity; or
(ii) There is, or is expected to be, a change of 50 percent or more of the directors of the Bank; or
(iii) The Board considers that there are other circumstances where it is appropriate to apply the change of control provision.

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Conduct Provisions Resulting in Forfeiture	Except for Deferred Share Units, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:
• Conduct constituting cause for discipline or dismissal.
• Solicitation of customers/employees.
• Disclosure of confidential information.
• Competition with the Bank (does not apply to Restricted, Performance and Vesting Share Units in a termination without cause scenario).
• Failure to sign a participation agreement.
• Failure to certify compliance with conduct provisions.

STOCK OPTIONS

The following section includes prescribed disclosure under Form 51-102F5 Information Circular and TSX Section 613 Security Based Compensation Arrangements.

Stock options granted under the Bank’s stock option program are governed by one of two stock option plans. The 1993 Stock Option Plan was approved by shareholders at the Bank’s 1993 annual meeting and applies to outstanding options granted up to the end of July 2000. The 2000 Stock Incentive Plan, approved by shareholders at the Bank’s 2000 annual meeting, replaced the earlier plan. The 2000 plan is based substantially on the 1993 plan except that it introduces stock appreciation rights and other stock-based awards (such as restricted shares). To date, only stock options have been issued under this plan. In addition, there are legacy TD Banknorth stock option plans assumed as a result of the TD Banknorth privatization that closed on April 20, 2007, and legacy Commerce Bancorp stock option plans assumed as a result of the Commerce Bancorp acquisition that closed on March 31, 2008 (collectively “Legacy Plans”). TD Banknorth stock options that were to expire after December 31, 2008 and all outstanding Commerce stock options were converted into Bank stock options by adjusting both the exercise price and number of options as specified in the respective Merger Agreement. As a result, a Common Share will be issued upon the exercise of an outstanding option under the Legacy Plans. The terms and conditions of the Legacy Plans will remain in place until all issued and outstanding options are exercised or expire. No further grants of stock options will be made under the Legacy Plans. Consequently, the information below applies to awards under the Bank’s plans, unless stated otherwise.

Who is eligible to participate?
Currently, Bank-titled executives at the Vice President level and above, TD Bank, America’s Most Convenient Bank and TD Insurance senior executives. Participants with outstanding stock options under the Legacy Plans are middle management and above and, in some cases, outside directors.

What is the term and vesting schedule of stock options?
Details on the term and vesting schedule of stock options are set out in the Description of Equity Plans section. Terms of outstanding stock options under the Legacy Plans do not exceed ten years.

How many securities are authorized to be issued under the stock option plans and what percentage of the Bank’s shares outstanding do they represent?
The following table shows, as of January 22, 2009, aggregated information for the Bank’s stock option plans and the Legacy Plans which are the only compensation plans under which equity securities of the Bank are authorized for issuance from treasury.

				Number of securities remaining
	Securities to be issued upon			available for future issuance
	exercise of outstanding stock			(excluding securities reflected
	options			in column (a))		Total options outstanding & available for grant
	(a)		Weighted-average	(c)		(a) + (c)
			exercise price
		% of common	of outstanding		% of common		% of common
		shares	options		shares		shares
Equity Compensation Plans	No.	outstanding	(b)	No.	outstanding	No.	outstanding
1993 Stock Option Plan	1,108,041	0.13%	$ 36.31	Nil	Nil	1,108,041	0.13%

2000 Stock Incentive Plan	17,474,176	2.06%	$ 48.90	6,018,519	0.71%	23,492,695	2.77%

TD Banknorth Legacy Stock Option Plans(1)	2,776,728	0.33%	U.S.$ 51.19	Nil	Nil	2,776,728	0.33%

Commerce Bancorp Legacy Stock Option Plans(1)	8,338,949	0.98%	U.S.$ 54.66	Nil	Nil	8,338,949	0.98%

Overall	29,697,894	3.51%	$ 55.37	6,018,519	0.71%	35,716,413	4.22%

Note:

(1)	The information is aggregated for the ten TD Banknorth Legacy Plans and three Commerce Bancorp Legacy Plans under which Common Shares are issuable on a basis consistent with the Bank’s acquisition of the shares of TD Banknorth Inc. and Commerce Bancorp, Inc. in the respective acquisitions. All Legacy Plans received shareholder approval on inception. The Bank assumed the Legacy Plans pursuant to an exemption from shareholder approval under the TSX Company Manual. The exchange rate used to convert the weighted average to Canadian dollars was the Bank of Canada exchange rate on January 22, 2009 (C$1.25 = U.S.$1.00).

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What is the maximum percentage of securities available under the stock option plans to Bank insiders?
The maximum percentage of Common Shares reserved for issuance to insiders upon the exercise of stock options may not exceed 10% of the Common Shares issued and outstanding.

What is the maximum number of securities any one person is entitled to receive under the stock option plans and what percentage of the Bank’s outstanding capital does this represent?
The maximum percentage of Common Shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the Common Shares issued and outstanding.

How is the exercise price determined for stock options?
The Committee sets the exercise price that must not be less than the closing price of Common Shares on the TSX the trading day immediately before the date the stock options are granted. This has always been the Bank’s practice. The Bank does not back date stock options. Under the Legacy Plans the exercise price was set at no lower than either the fair market value (or a mean average sale price), or the closing price, of the underlying security on the day of the grant.

How is the market appreciation of stock appreciation rights calculated?
Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of Common Shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, upon exercise the stock option is surrendered and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the Bank has not granted any to date. No stock appreciation rights are outstanding under the Legacy Plans.

Under what circumstances is an individual no longer entitled to participate?
The information detailed below excludes any reference to one of the Legacy Plans designed for outside directors as under that plan, outstanding stock options continue under normal plan terms in all termination scenarios.

•	Termination for Cause: Stock options are forfeited. Generally, this also applies to the Legacy Plans. In some of the Legacy Plans however the stock options are not immediately forfeited but do expire early (no later than three months after termination for cause).

•	Termination without Cause: Stock options expire early. Vested stock options and those that vest within 60 days (or 90 days for options granted after January 1, 2004) can be exercised during that 60-day (or 90-day) period. After that time, all outstanding stock options are forfeited. Generally, stock options under the Legacy Plans vested as of the date of termination may be exercised within 60 days to one year from the date of termination (depending on the plan).

•	Retirement: Stock options will continue with normal vesting, but may expire earlier depending on the circumstances. All outstanding stock options under the Legacy Plans that continue following retirement may expire early (depending on the plan).

•	Resignation: Vested stock options granted after January 1, 2004 can be exercised within 30 days, after which time they are forfeited. Unvested stock options and stock options granted prior to January 1, 2004 are forfeited immediately. Under the Legacy Plans, where stock options are not forfeited, generally stock options may be exercised within 60 days to one year from the date of resignation (depending on the plan).

•	Death or Disability: All stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event. For the Legacy Plans the exercise period may vary from three months to up to one year.

•	Other Circumstances: The plan administrator may extend an early expiry date in limited circumstances.

Can stock options be assigned or transferred?
Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF. Most Legacy Plans only permit the transfer of stock options by will and laws of succession; however, in some plans an award may be transferred with Committee consent and where permitted by law, or where required by domestic order.

How are the stock option plans amended? Is shareholder approval required?
Under the specific amendment procedure approved by shareholders of the Bank at the March 29, 2007 annual meeting, shareholder approval is required for the following: (i) an increase in the number of shares reserved under the plan; (ii) a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award; (iii) an extension of the original stock option expiry date; (iv) re-introduction of non-employee directors as being eligible for new award grants under the plans; and (v) a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes; in each case, except where the amendment results from any adjustment made pursuant to the anti-dilution or conditional expiry date provisions in the plans. Beyond these material plan amendments and any other items that in the future might require shareholder approval under

46  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

applicable law, the Board of Directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments).
The process the Committee uses to grant stock options to executive officers is included in the description of the TD Bank Executive Compensation Plan. The role of the Committee in setting and amending the terms of the Bank’s stock option plans consists of reviewing and approving, and recommending to the Board of Directors for approval, the terms and conditions of any new plan or any material change in the terms and conditions of any existing plan that would apply to all or a substantial number of participants in the plan.
Under the Legacy Plans, the Board of Directors may make changes unless the plan requires shareholder approval for specific items outlined in the plan or unless shareholder approval is required by law.

Were any amendments made to the stock option plans in the last fiscal year?
Yes. The retirement provisions of the 2000 Stock Incentive Plan were amended to introduce a requirement of six months written notice of intent to retire on a go-forward basis starting with stock options awarded in December 2008. Amendments were made to the Legacy Plans to align governance processes to the Bank’s governance processes. An additional change was made in 2009: effective February 2009, the retirement provisions of all TD Bank option plans were amended so that all options will expire on the earlier of the original expiry date or five years after the date of retirement.

Does the Bank provide any financial assistance to participants to purchase shares under the stock option plans?
Yes. The Bank offers to all Canadian employees an employee banking benefit that may be used to purchase shares under the plans and to achieve share ownership requirements. The benefit is in the form of a demand loan for the purchase of Common Shares, capped at the employee’s base salary up to a maximum of $250,000, with an interest rate equivalent to the dividend yield on Common Shares set quarterly, in advance, with a ten year term and amortization. There are no such loans to Named Executive Officers to purchase shares under the plans. Otherwise, any loans to purchase shares or facilitate the exercise of stock options are on market terms and conditions. No financial assistance is available for the exercise of stock options under the Legacy Plans.

Guidelines on Stock Option Overhang, Dilution and Burn Rate
The following table summarizes the total number of stock options granted to eligible executives each December as part of the Bank’s year-end evaluation and compensation process.

Year	# of Stock Options Granted	# of Participants
2008	3,332,736	315

2007	1,970,788	287

2006	1,543,672	245

2005	1,889,628	240

2004	2,152,760	245

As of December 31, 2008, the Bank’s performance against the maximum guidelines set for overhang, dilution and burn rate are as follows (including TD Banknorth and Commerce Bancorp converted options):

Rate	Description	Guideline	2008	2007	2006	2005	2004
Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding.	10% or less of the number of shares outstanding	4.23%	4.20%	4.18%	4.66%	5.76%

Dilution	Dilution is defined as the total number of stock options outstanding divided by the total number of shares outstanding.	Targeted at 5% or less, but never to exceed 7.5% of the number of shares outstanding.	3.52%	2.94%	2.66%	2.91%	3.59%

Burn Rate	Burn rate is defined as the total number of stock options issued in a year, divided by the number of total shares outstanding.	Less than 1% of the number of shares outstanding.	0.39%	0.27%	0.21%	0.27%	0.33%

As a result of the Commerce Bancorp acquisition, 19.6 million Commerce Bancorp stock options were converted into 10.8 million Bank stock options using the exchange ratio set out in the merger agreement. As per the merger agreement, all outstanding Commerce Bancorp options became vested upon the closing of the acquisition. The fair value of the converted options that were vested was $263 million on the conversion date, which was recorded in contributed surplus and was part of the acquisition consideration.

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DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND
OTHER TRANSACTIONS WITH THE BANK

Except for routine indebtedness, there is no outstanding indebtedness for any employees, executive officers and directors of the Bank. In addition, none of the Bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the Bank in the last year.
The Bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the Bank’s Code of Conduct and Ethics, all employees, officers and directors must timely disclose to their manager or the Board, as the case may be, any direct or indirect interest they have in a material contract or transaction or proposed material contract or transaction involving the Bank in which they may have some influence or perceived interest. The Bank’s Corporate Governance Guidelines also contain procedures regarding director conflicts of interest, which are described in Schedule B — Disclosure of Corporate Governance Practices in this circular. Under the Bank Act and its charter, the Audit Committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The Audit Committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party, to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for Bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Bank has purchased, at its expense, a blended insurance program that includes directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacity as directors and officers of the Bank and its subsidiaries. This part of the policy has a dedicated policy limit of $300,000,000 per claim and in the aggregate for the 12 months ending May 1, 2009. There is no deductible for this coverage. The insurance applies in circumstances where the Bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by the Bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $705,000.

DIRECTORS’ APPROVAL

The Board of Directors has approved the contents of this management proxy circular and its sending to the common shareholders.

Kevin N. Thompson
Vice President, Legal and Corporate Secretary

48  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

SCHEDULE A

SHAREHOLDER PROPOSALS

The following proposals have been made by holders of Common Shares of the Bank for consideration at the meeting. Proposal A was submitted by Meritas Financial Inc., 410 Hespeler Road, Unit 5, Cambridge, Ontario N1R 6J6 and Proposals B, C and D were submitted by Mr. J. Robert (Bob) Verdun of 153 Wilfred Avenue, Kitchener, Ontario N2A 1X2 (Tel.: 519-574-0252; Email: bobverdun@rogers.com). Proposals E, F, and G were submitted by Mouvement d’éducation et de défense des actionnaires (MEDAC) of 82, rue Sherbrooke Ouest, Montréal, Québec H2X 1X3. The Board of Directors opposes these proposals for the reasons set out after each of them.

MEDAC elected to withdraw its proposal on the independence of the members of the Management Resources Committee and the Committee’s independent advisor for the reasons set out at the end of this Schedule A.

Proposal A:  Advisory vote on executive compensation. RESOLVED, that shareholders of The Toronto-Dominion Bank urge the board of directors to adopt a policy that The Toronto-Dominion Bank’s shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by The Toronto-Dominion Bank’s management, to ratify the report of the Management Resources Committee set forth in the proxy statement. The proposal submitted to shareholders should ensure that shareholders understand that the vote is non-binding and would not affect any compensation paid or awarded to any Named Executive Officer.

Shareholder’s Statement:  Ever-improving executive compensation disclosure allows shareholders to become better informed with respect to the amounts to be paid to executives, the circumstances under which payments will be made, and the reasons for specific decisions about compensation structure. However disclosure, no matter how detailed, does not allow shareholders to provide any input on the decisions that have been made.

Shareholders are seeking assurance that directors are making serious efforts to ensure that executive compensation is linked to corporate performance. Many are also concerned about the arrangements made with executives under pension schemes and severance packages. An advisory vote will provide shareholders with an opportunity to register their views on all elements of executive compensation.

For many years, shareholders of Canadian issuers have had the opportunity to consider and vote on the adoption of stock-based compensation plans and many types of amendments made to them after they are adopted. Most other elements of executive compensation are not subject to a direct shareholder vote.

Currently, shareholders who do not support some or all aspects of the corporation’s executive compensation package can only register this view through the relatively imprecise methods of withholding votes from the entire board or the directors on the compensation committee. An advisory vote will allow shareholders to clearly express their views of executive compensation by voting on the matter directly.

An advisory vote on compensation was introduced in the United Kingdom in 2002. According to research compiled by Deloitte, in reported vote results from U.K. shareholder meetings held between 2002 and 2007, only 64 of 593 companies indicated that more than 20% of shareholders did not support the directors’ executive compensation report. Yet significant positive changes to executive compensation have been noted. According to corporate governance expert Stephen Davis, Deloitte found that there has been a significant increase in the amount of total incentive pay “with meaningful performance conditions attached” in the advent of the institution of the advisory vote in the U.K.1

The institution of an advisory vote on executive compensation implicitly acknowledges the expertise of the directors charged with making decisions regarding compensatory matters while allowing shareholders to provide issuers with their views of those decisions.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Regulations relating to executive compensation disclosure are continuing to change and governance standards are evolving. The new Canadian Securities Administrators’ (CSA) requirements for executive compensation disclosure have just been released in final form this year. We have adopted most of the CSA’s new rules in this circular — a year earlier than required for the Bank. The CSA’s stated purpose is to improve the quality of executive compensation disclosure, resulting in better communication of what the board of directors intended to pay or award certain executive officers and will allow users to assess how decisions about executive compensation are made. This development should help address the concerns expressed in the proposal.

TD has a continuous improvement approach to proxy disclosure. We also keep up-to-date with best practices in compensation plan structure. Recent changes include:

•	A new executive pension plan with a reduced bonus inclusion and recognition of future service only, and an annual pension cap of $1 million per year.

•	Performance Share Units and Restricted Share Units, which can be cancelled by the Management Resources Committee in unusual circumstances.

1    Stephen Davis, “Does ‘Say on Pay’ Work?”, Policy Briefing No. 1, Millstein Centre for Corporate Governance and Performance, Yale School of Management, 2007 p.10.

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•	Delivering a significant portion of Wholesale Banking executives’ total compensation in Restricted Share Units in lieu of cash.

•	Reduction in the proportion of total compensation delivered in options.

•	Market-leading share ownership requirements, including a requirement that the CEO maintain his share ownership for two years after retirement and the rest of the senior executive team for one year after retirement.

We also believe there are reasons why the shareholder’s proposal is not in the best interests of the Bank and its shareholders. Our executive compensation strategy is based on a set of principles that reflect interests that are complex and sometimes competing. The Management Resources Committee spends considerable time and effort over the course of each year determining how to balance these interests to achieve our objectives, which include attracting and retaining high performing executives. Our open and proactive approach to engagement with shareholders also allows us to receive meaningful and specific comments that can be considered and used by the Committee to address shareholder concerns in a timely manner. In our opinion, this complex area requires thoughtful deliberation over time to arrive at the right mix or balance, and does not lend itself to a “for” or “against” vote on the entirety of the Committee’s report to shareholders as proposed.

Lastly, we feel there is an appropriate balance between open communication with shareholders that takes into account their views, on the one hand, and maintaining the role and accountability of the Board, on the other. The Board must understand and approve the Bank’s strategy and be satisfied that individuals in key roles are appropriately compensated to promote the Bank’s long-term success. A non-binding vote of the nature proposed could be seen as a lessening of the Board’s accountability for executive compensation.

Since we are committed to continuous improvement in our compensation disclosure, if the shareholder wishes to resubmit the same proposal next year because it does not believe meaningful improvement has occurred, we commit to include it in the circular so all shareholders can consider it again. We will do so even if this year’s proposal does not receive the minimum amount of support at the meeting needed to enable the same proposal to be resubmitted again next year (6% of shares voted).

Proposal B:  Fundamental review of executive compensation. The shareholders recommend to the Board of Directors that it undertake a comprehensive review of executive compensation to ensure that incentives do not encourage extreme risks, and that bonuses are paid out only when long-term performance has been proven to be sound and sustainable. This review should lead to new policies to place before the shareholders for approval in one year’s time.

Shareholder’s Statement:  The massive collapse of financial institutions that took place in September 2008 is due to many factors, but it is clear that misguided executive compensation policies were significantly responsible for the devastating insolvencies of banks, investment houses, and insurance companies. Appointment to a senior executive position in a financial institution should be regarded as a privilege, and the duties should be executed with the highest possible standards of responsibility and ethics. Long-term performance and stability must be priorities. In the opinion of many shareholders, current executive compensation is excessive, and provides the wrong kind of incentive. Stock options, in particular, can encourage executives to make risky decisions in search of short-term gains that will drive up the share price. The comprehensive review should consider a cap on current cash compensation at a level that allows executives to live comfortably, but without distracting them from the job of managing the bank. Any additional compensation should be in a form that is not received by the executive until after retirement. My suggestion is that it should be payable over a period of at least 60 months, beginning one full year after retirement. Moreover, this compensation (likely in the form of restricted share units) should be fully retractable in the case of significant failures due to wrong decisions having been made by the affected executives. The details shall be worked out by the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The proposal calls for a fundamental review of executive compensation and new policies to be placed before the shareholders for approval. Each year, the Management Resources Committee conducts an in-depth review of executive compensation policies, and makes recommendations to the Board of Directors on changes, some fundamental to align with evolving best practices. The Committee produces an extensive report on executive compensation for the benefit of shareholders, which is published each year in the circular. We believe the review and new policies called for by the proposal are unnecessary.

The Shareholder’s Statement suggests that the collapse of financial institutions in September 2008 was partly due to executive compensation policies. The Bank is not involved in the structured and third-party asset-backed products businesses, avoids subprime lending in the U.S. and operates a lower-risk model enterprise-wide. Our executive compensation policies do not contain excessive incentives to achieve results in higher risk taking environments. Instead we encourage a long-term view through our compensation policies. For example:

•	Our performance indicators focus effort on building for the future so we have sustainable, repeatable business results. The performance indicators are embedded in the design of the TD Bank Executive Compensation Plan as described in this circular.

•	We deliver a significant portion of total compensation in equity, at an above average level compared to competitors.

•	Our equity awards are inherently longer-term (options vest over four years, and share units generally vest after three years).

•	The CEO and the rest of the senior executive team must maintain their share ownership for two and one year after retirement, respectively.

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Proposal C:  Short-selling to be thoroughly reviewed. The shareholders recommend to the Board of Directors that a comprehensive review be undertaken with respect to short-selling. If warranted, the Board shall bring forward a policy for consideration by the shareholders, and, if necessary, for submission to the legislators and regulators.

Shareholder’s Statement:  The spectacular collapse of financial institutions in the United States and elsewhere in September 2008 was aggravated by short-selling, which had to be temporarily halted by the regulators. This raises the obvious question of whether short-selling should ever be allowed. Short-selling is a practice whereby an investor “borrows” shares that belong to someone else, without the expressed permission of the actual owner. These shares are then sold into the market in the expectation that the share price will decline, the investor intending to buy back the shares at a profit in order to restore them to the original owner. This practice results in the same shares residing in two different accounts at the same time! That is, they are still shown as being in the account of the original owner (who is not informed that they have been borrowed) while also being in the account of the person who buys them from the short-seller. The result looks suspiciously like fraud! The entire process creates a glut of shares on the market, and has the obvious effect of placing downward pressure on the share price. It becomes a self-fulfilling prophecy if enough short-sellers enter the market. Even if the company was strong and healthy, short-sellers can seriously damage its market value. It is obviously not in the best interests of the original owners to allow their shares to be borrowed and sold for the purpose of driving down their value, so how is it possible for a broker to do something that appears to be unethical, and a violation of the broker’s fiduciary duty to the original owner? Thus, a comprehensive review is required, and may require this bank’s brokerage operations to cease all short-selling on a permanent basis — in addition to whatever recommendations are appropriate for the legislators and regulators for industry-wide reforms.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Short-selling is an activity permitted, within certain parameters, by applicable securities laws and is regulated by the Investment Industry Regulatory Organization of Canada and the Toronto Stock Exchange. The Bank complies with the requirements of its regulators in this activity. In addition, customers of the Bank whose shares are borrowed for this purpose enter into an agreement with the Bank and give written consent to the Bank to borrow the shares. Therefore, the Bank has regulatory authority and customer consent to borrow shares from customer accounts.

In the Shareholder’s Statement, there is an implication that short-selling or securities lending is a negative activity that the Bank should not be involved in. Providing securities lending services in the context of short-selling transactions is necessary in order to keep the Bank competitive with other financial institutions offering this service. We understand that there are many significant, long-term investors who wish to use their holdings in securities lending transactions, which appears to indicate that they do not regard the activity as particularly damaging to long term value. In fact, they view lending securities as a source of additional portfolio yield, as well as an important source of added market liquidity that reduces bid-ask spreads and thus improves the quality of capital markets. There are also short sales that are motivated by other than market views; for example, those made as part of various hedging activities. Given that short-selling and securities lending are permitted activities in which there is widespread participation, it would be against the interests of the Bank’s shareholders to pass this proposal.

If greater regulation of short selling is sought, this type of proposal should be made to the appropriate governmental authorities and debate of the merits of this issue should be carried on in the context of regulatory reform applicable to all participants.

Proposal D:  Director recruitment policies to be reviewed. The shareholders recommend to the Board of Directors that it review its policies on director recruitment, especially with regard to the number of current and former Chief Executive Officers of other corporations who are nominated.

Shareholder’s Statement:  Executive compensation policies were clearly a major factor in the collapse of several major financial institutions during September 2008. The time is ripe for a review of the ideal qualifications for candidates for the Board of Directors. If the Board is dominated by current and former CEOs, it is inevitable that executive compensation will continue to be generous, and overly reliant on the good judgement of the recipients not to engage in risky decision-making for the purpose of generating short-term spurts in share values. The review of policies on director recruitment shall consider how to find more qualified candidates for the Board whose first allegiance is to fellow shareholders.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Continuously renewing the Board with high calibre candidates is a key responsibility of the Board carried out through its Corporate Governance Committee. The Corporate Governance Committee has the responsibility to determine what skills, qualities and backgrounds the Board needs to fulfill its many responsibilities (as set out in the Board and Committee charters) with a view to diverse representation on the Board. It seeks candidates to fill any gaps in the skills, qualities and backgrounds of Board members and rigorously assesses a candidate’s ability to make a valuable contribution to the Board. We believe these are the relevant factors when recruiting candidates for the Board and that candidates should not be disqualified from being nominated because they are or were the CEO of another company.

The Board’s mandate is wide-ranging as indicated in its charter, and includes many other responsibilities in addition to considering executive compensation. The Committee selects candidates who will be able to represent the Bank in the places the Bank carries on business, both domestically and internationally, and who represent and have expertise from broad industry sectors that reflect the nature and scope of the Bank’s business. Present and former CEOs, among many other professions, are well placed to understand the breadth and complexity of issues facing the Bank. Membership of current and former CEOs on our Board does not mean that the Board lacks diverse representation. Our Board includes background and expertise in academics, law, accounting, economics, investment management and

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  51

consulting, engineering, and business administration, plus executive experience from a wide range of industries and entities — public, private and non-profit — in Canada and the United States.

For these reasons, we do not believe the proposal is in the Bank’s or shareholders’ best interests.

Proposal E:  Limit the number of tenures. It is proposed that the board of directors adopt a governance rule limiting the number of boards on which any of its directors may sit to four (4).

Shareholder’s Statement:  For a director to fully play his/her role, he/she must be able to spend all the time necessary to do so. Everyone acknowledges the central role of the members of a board of directors and all agree on the increasing complexity of the world in which companies do business. One way to ensure this required availability in time and energy from members of a board of directors is to limit the number of tenures a director may accept. Good corporate governance codes set a maximum number of tenures. For example, in the United States, the National Association of Corporate Directors (NACD) suggests that a CEO or other officer should not have more than one or two mandates as director in addition to the one he/she has within the company. For professional directors (whose sole profession is to sit on boards), this organization suggests five or six mandates. In the United Kingdom, the Combined Code recommends that a chairman of the board of a FTSE 100 company should not take on the directorship of more than one other company. In France, a director cannot have more than five mandates in business corporations having their head office on French territory. In Canada, the Share organization suggests withholding voting rights for directors who hold five tenures or more or directors who are part of the executive team of another company.

On the other hand, good corporate governance calls for a limited number of directors (between 9 and 11), the set up of specialized board committees (governance, risk management, in addition to audit committees, human resources committees, compensation committees, etc.) increasing by as much the duties of each member of the board. The increasing complexity of the files also requires that directors spend more and more time on them.

It is important that the board of directors acknowledges these developments and adopts a policy to limit the number of tenures of its members outside the company to ensure the efficiency of directors.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Bank’s Corporate Governance Guidelines and Position Description for Directors require that each director must devote sufficient time to carrying out his or her duties effectively. When seeking candidates for the Board, the Corporate Governance Committee considers whether each new nominee can devote sufficient time and resources to his or her duties as a Board member. Directors must be committed to diligent attendance at Board and Committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of Board and Committee meetings, the Corporate Governance Committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is also taken into consideration in the nomination process. Importantly, there is a robust performance evaluation process annually, including peer evaluation. We do not believe it is necessary to formally restrict the number of public company boards that a director may serve on, in light of these safeguards that help ensure directors are able to make the required contribution to the Board. As it is, only one of the 15 independent director nominees listed in the circular serves on the boards of more than four unaffiliated public companies. For these reasons, we do not believe it is necessary to adopt the proposal.

Proposal F:  Advisory Shareholder Vote on Senior Executive Compensation. It is proposed that the board of directors adopt a governance rule whereby senior executive compensation policy be the subject of an advisory vote by shareholders.

Shareholder’s Statement:  Currently, shareholders cannot express their opinion on senior executive compensation (in particular, the proportion of variable pay and its value according to various scenarios of growth of the stock price, sales or profits, as the case may be). On the other hand, executive compensation reaches record highs that surprise even the most seasoned observers. According to a survey conducted by McKinsey/HRI/CCGG2 in Canada, some 40% of directors believe that the compensation of executive officers is too high and 65% of investors believe the same thing. It is unacceptable for members of our Movement and many citizens that senior executive compensation continues to increase exponentially while that of an average employee scarcely covers inflation. Let us mention the findings of a study by the Canadian Centre for Policy Alternatives published early in 2008 regarding the compensation of the 100 best-paid CEOs of public companies: today, the best paid CEOs earn 218 times more than the average worker while ten years ago, it was 104 times. Nothing can justify such a gap and everything must be done to halt the trend of the last few years.

We acknowledge that the determination of senior executive compensation is the duty of the board of directors. This is why we encourage an advisory vote (“Say on Pay”) so the board can get the pulse of shareholders on its policy. The strategic watch we are conducting on the subject enables us to observe that in many countries rules have been adopted to give shareholders a right of examination of the fundamental policies and mechanisms of corporate executive compensation. Since 2003 in the United Kingdom and 2004 in Australia, compensation policies of public companies are submitted to an advisory vote while the Netherlands (2004), Sweden (2005) and Norway (2007) go much further as such a vote is binding. This acknowledgment of the power of shareholders on compensation policies is covered in the Principles of Corporate Governance published by the OECD.

Let us add that such a proposal has received, on average in Canada, the support of 40.3% of shareholders at the latest annual general meetings of banks in 2008. This is a positive opportunity for the company to prove its sensitivity to shareholders’ concerns before regulatory authorities establish such a policy.

2     Survey conducted by McKinsey & Co. and HRI Corporation with 280 corporate directors and members of the coalition for good governance in the fall of 2004.

52  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
This proposal is substantially similar to Proposal A submitted by Meritas Financial Inc. The Board refers shareholders to its response to Proposal A.

Proposal G:  Women on Boards of Directors. Considering that there is currently among both men and women a pool of important and diversified skills and experience necessary to fulfill the profiles required of directors of corporations, it is proposed that the board of directors adopt a policy that requires that 50% of the new applicants proposed as members of the board be women until gender parity is reached.

Shareholder’s Statement:  In October 2007, a study carried out by Catalyst3 with American Fortune 500 companies showed that companies with the largest number of women on their boards had better results on profitability and sales. Although for more than 30 years now, the number of women graduates continues to increase, very few organizations have gender parity on their boards of directors and their executive teams. In fact, the proportion of women on boards of directors has languished at about 10% for the past 20 years. Yet, they are today a critical mass of talents in areas as diversified as finance, international commerce, good governance, risk management, compensation and other areas under the power of boards of directors. We therefore deny ourselves of a significant well of diverse skills and qualities, as well as a larger perspective on technological, financial or social challenges that companies face and will increasingly face.

Some companies have adopted policies to favour the appointment of women candidates when filling vacant seats on their boards of directors in order to reach a better balance. They unfortunately are the exception. While acknowledging this sensitivity to the problem of under representation of women on boards of directors, we ask that the company make a greater commitment to reaching gender parity for representation of women on its board by adopting the above proposal.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
We are proud of the representation of women on the Board: four of our 15 independent director nominees for election at this meeting are women (27%).

The Board carefully examines its composition annually, including issues related to its size, and balances factors such as age, geographical, professional and industry representation. The Board must be satisfied that the directors of the Bank, taken as a whole, have the right skills, experience and capabilities to meet the challenges facing the Bank and result in a strong independent Board of Directors to best serve the long-term interests of shareholders.

The Bank’s Corporate Governance Guidelines direct the Board to make every effort to promote diversity on the Board, including by advancing women and minorities and persons with disabilities. Our commitment to diverse representation on the Board helps ensure we draw on the best talent available when seeking candidates for director. However, we do so without losing sight of our main objective of ensuring the overall Board has the right mix of skills, experience and capabilities to serve the Bank and its shareholders.

Accordingly, we do not believe adoption of the proposal is needed, or would be in the best interests of the Bank and shareholders.

MEDAC has elected to withdraw its proposal on the independence of the members of the Management Resources Committee and the Committee’s independent advisor after discussions with the Bank confirming that the policies implemented by the Bank, many of which are explained in this circular, are in accordance with the principles set out in MEDAC’s proposal, namely:

1 —	The Committee selects its independent advisor;

2 —	The independent advisor does not provide any services to management and earns all of its fees from services provided to the Committee;

3 —	All fees paid to the independent advisor are disclosed in the proxy circular;

4 —	The fully independent Corporate Governance Committee recommends to the Board the composition of each of the Board’s committees, including the Management Resources Committee; and

5 —	The CEO does not take part in the formal deliberations of the Committee on senior executive compensation.

The Bank acknowledges MEDAC’s past and continuing efforts in the promotion of good governance. The Bank reaffirms its commitment to being a corporate governance leader and to on-going reviews of its corporate governance principles and practices.

3    Catalyst, The Bottom Line. Corporate Performance and Women’s Representation on Boards. October 2007. Catalyst is an American non-profit organization working to support women in their quest to fulfill their professional goals.

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SCHEDULE B

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Our Board of Directors and management believe that sound corporate governance practices contribute to managing the Bank effectively and to achieving our strategic and operational plans, goals and objectives. The Board’s corporate governance policies and practices are consistent with National Policy 58-201 — Corporate Governance Guidelines and focus on its responsibilities to the Bank’s shareholders and on creating long-term shareholder value. Because we are regulated by the Office of the Superintendent of Financial Institutions (OSFI), these policies and practices also comply with OSFI’s Corporate Governance Guideline. Lastly, these policies and practices take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission although they do not all directly apply to us. The governance framework includes the Charters and key practices of the Board and its Committees and a set of Corporate Governance Guidelines published on our website at www.td.com/governance/index.jsp.
You can find additional governance information on our website, including the Code of Conduct and Ethics, the Disclosure Policy, the Director Independence Policy, the Position Description for Directors, the Position Description for the CEO, and the Charters of the Board, its Committees and their Chairs, and the Chairman of the Board. The Corporate Governance Committee reviews this statement of corporate governance practices each year and recommends it to the Board for consideration and approval.

Board of Directors
For information on directors standing for nomination, such as other public company boards they serve and their attendance record for all Bank Board and Committee meetings during fiscal 2008, please see pages 5 through 11 of this circular.

     Director Independence
The Board believes that to be effective it needs to operate independently of management. This means that a large majority of the Board and all Committee members are not part of management and do not have relationships with the Bank that would make them personally beholden to the Bank and consequently interfere with their independent judgment. Currently, an overwhelming majority of our directors are independent. Of the 17 nominees proposed for election, 15, or 88%, are “independent” under the Bank’s Director Independence Policy (available at www.td.com/governance/otherpolicies.jsp) and the corporate governance guidelines of the Canadian Securities Administrators (CSA Guidelines), and are not “affiliated” under the Bank Act (Canada).
Each Audit Committee member meets additional independence criteria under our Policy and applicable law. Because of their positions, Edmund Clark, President and Chief Executive Officer, TD Bank Financial Group, and William Ryan, Chairman of TD Banknorth Inc., are not considered to be “independent” under our Policy and the CSA Guidelines and are “affiliated” under the Bank Act.
The Board adopted its Director Independence Policy in 2005 and delegated responsibility to the Corporate Governance Committee for:

•	developing and recommending to the Board independence criteria for directors;

•	reviewing the Policy at least annually, including as to the continued appropriateness of such criteria; and

•	annually evaluating the directors’ independence.

     How we determine independence
Directors must complete detailed questionnaires about their individual circumstances. Directors who have a material relationship with the Bank, and management directors, are not considered independent under the Policy. To determine if a director has a material relationship with the Bank, the Corporate Governance Committee looks at the nature and importance of the director’s Bank connections. Relationships through outsourcing, consulting, legal, accounting and financial services are particularly scrutinized. The Committee also takes into account people or organizations the director is related to, such as a spouse or an employer where the director is an executive. The Committee then considers whether the director could reasonably be expected to be objective about management’s recommendations and performance. The goal is that a large majority of directors will not have their loyalty to the Bank and our shareholders compromised by any other relationship they may have with the Bank.
While not required to do so, the Committee also considers the director independence standards that apply only to NYSE-listed U.S. domestic issuers. Except for Edmund Clark and William Ryan, all current directors would be considered independent under these NYSE standards if they applied to the Bank.
In addition to the Director Independence Policy, the Board has implemented the following policies and practices:

•	The Board and each Committee can meet independently of management at any time. Time to do so is provided at each Board and Committee meeting agenda. During fiscal 2008, 52 in-camera sessions were held.

•	The Board and its Committees may engage their own independent advisors.

•	The non-management directors annually appoint a strong, independent Chairman of the Board with a clear mandate to provide leadership for the independent directors.

•	All directors must acquire, over a set period of time, Common Shares with a value equivalent to at least six times their respective annual retainer.

Board members understand that independence also means preparation for meetings, understanding the issues, strength of character, integrity and an inquiring mind.

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     Chairman of the Board
The Chairman of the Board’s role is to facilitate the functioning of the Board independently of management and to maintain and enhance the quality of our corporate governance. His key responsibilities are set out in the Charter of the Chairman of the Board, which is available on our website at www.td.com/governance/charters.jsp. The Chairman must be independent and, as stated above, is appointed by the non-management directors of the Board annually. The Chairman chairs every meeting of the Board (including the in-camera sessions) and the Corporate Governance Committee, and the annual meeting of shareholders. Our Chairman of the Board is John M. Thompson. Mr. Thompson has been the Chair since 2003 and is not currently, and has not been, the Chair of any other public company. For more information on Mr. Thompson, please see his table in the section entitled “Director Nominees” on page 5 of this circular or our website at www.td.com/governance/chair.jsp.

     Shareholders’ Meeting
The Chairman of the Board chairs and is available to answer questions at our annual shareholders’ meetings. Directors are expected to attend annual shareholders’ meetings where possible. Last year, all directors then standing for election attended the annual meeting.

Board Mandate
The Board’s responsibility is to enhance the Bank’s long-term value for our shareholders. Our employees, managers and officers execute the Bank’s strategy under the direction of the Chief Executive Officer and the oversight of the Board of Directors. Shareholders elect the Board to oversee management and to assure that the long-term interests of shareholders are advanced responsibly. This includes addressing the concerns of other stakeholders and interested parties, including employees, customers, regulators, our communities and the public. The Board’s responsibilities are set out in its Charter and include the following:

•	Supervision of the Management of the Business and Affairs of the Bank.

•	Disclosure of Reliable and Timely Information to Shareholders — the shareholders depend on the Board to get them the right information.

•	Approval of our Strategy and Major Policy Decisions — the Board must understand and approve where we are going, be kept current on our progress towards those objectives and be part of and approve any major decisions.

•	Evaluation, Compensation and Succession for Key Management Roles — the Board must be satisfied that we have the right people in the key roles, that they are monitored and evaluated by the Board and that they are appropriately compensated to encourage the Bank’s long-term success.

•	Oversight of the Management of Risks and the Implementation of Internal Controls — the Board must be satisfied that our assets are protected and that there are sufficient internal checks and balances.

•	Effective Board Governance — to excel in their duties the Board needs to be functioning properly as a Board — strong members with the right skills and the right information.

The Board’s Charter is incorporated by reference into this circular and has been filed with securities regulators on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and, as stated above, is available on our website at www.td.com/governance/charters.jsp. In addition, shareholders may obtain a free copy promptly by contacting TD Shareholder Relations — see the back cover of this circular.
The Bank Act requires certain important matters to be brought before the Board. The Board has also chosen to reserve certain other key decisions to itself. Under its Charter, the Board has an obligation to oversee the sufficiency of the checks and balances on management. To that end, the Board has established approval criteria for management for the extension of new credit, investment decisions for our securities portfolios, capital spending, operational risk, executive compensation, trading/market risk and issuing Bank securities. The Board has also put in place formal policies for approving material business acquisitions and investments and major outsourcing projects. Finally, the Board has complete authority over certain other transactions out of the ordinary course of business, fundamental changes and approving financial statements prior to release to shareholders.

     Strategic Planning Process
The Board is responsible for overseeing the execution and fulfillment of our strategy and fundamental goals. This responsibility includes adopting a strategic planning process; and continuously considering and approving strategic alternatives and plans that management presents. The Board assesses the Bank’s major opportunities and risks; oversees the implementation of strategic plans; and monitors performance against such plans.

     Principal Risks
The Risk Committee of the Board identifies and monitors the key risks of the Bank and evaluates how they are managed. Please see the Bank’s 2008 Annual Report for a list of the principal risks identified and the structures and procedures in place to manage them. The Annual Report is available on our website at www.td.com/investor/index.jsp.

     Corporate Responsibility
For a description of our approach to corporate responsibility, see pages 15 and 16 of the Bank’s 2008 Annual Report, which is available on our website at www.td.com/investor/index.jsp, and read our most recent Corporate Responsibility Report, which is available on our website at www.td.com/corporateresponsibility/reporting.jsp.

     Succession Planning
The Board and its Management Resources Committee are responsible for CEO succession planning and for satisfying themselves that succession planning is in place for all other key executive roles. This includes identifying potential succession candidates and development plans for the CEO; and fostering management depth by rigorously assessing candidates for other senior positions.

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     Communication Policy
The Corporate Governance Committee’s responsibilities include satisfying itself that we communicate effectively and responsively with our shareholders, other interested parties and the public. Our commitment to providing timely, accurate and balanced disclosure of all material information to a broad audience is laid out in our Disclosure Policy. The Corporate Governance Committee annually reviews this Policy and receives a report from management, including members of the Disclosure Committee, detailing disclosure issues that have arisen in the past year. A copy of the Policy is available on our website at www.td.com/governance/other_policies.jsp.
The Board or a Committee of the Board oversees communications with shareholders and other stakeholders. This includes reviewing and/or approving key disclosure documents such as the quarterly and annual financial statements, the Annual Report, the Annual Information Form, the Management Proxy Circular and the Corporate Responsibility Report.

     Internal Controls
Management’s report on internal control over financial reporting and related information is available starting on page 85 of the Bank’s 2008 Annual Report on our website at www.td.com/investor/index.jsp.

     Developing the Bank’s Approach to Corporate Governance
The Board believes our success is based on a culture of integrity which starts with the principle of the “tone at the top”. As set out in its Charter, the Board is responsible for setting the tone for a culture of integrity and compliance throughout the Bank. The Board expects the highest level of personal and professional integrity from our Chief Executive and other executive officers. The Board also monitors the effectiveness of our corporate governance practices and approves any necessary changes, as required. The Corporate Governance Committee keeps abreast of the latest regulatory requirements, trends and guidance in corporate governance and updates the Board on corporate governance issues as necessary. The framework for governance at the Bank is based on Corporate Governance Guidelines recommended by the Corporate Governance Committee together with the Charters and key practices of the Board and its Committees.

     Measures for Receiving Stakeholder Feedback
The Audit Committee monitors a whistleblower program which establishes a confidential and anonymous communication channel for employees and other stakeholders worldwide to raise concerns about accounting, internal accounting controls or auditing matters for the Bank. Employees may also use this communication channel to report concerns relating to ethical business or personal conduct, integrity and professionalism. A description of the program is available on our website at www.td.com/governance/whistleblower.jsp. In addition, management and the Corporate Governance Committee carefully review shareholder proposals and feedback and provide regular opportunities for shareholders to communicate with management or the Board. All these inputs help the Board understand how we are doing and guide future governance innovations.
Shareholders may communicate directly with the independent directors through the Chairman of the Board (contact details provided on the back cover of this circular).

Position Descriptions
The Corporate Governance Committee annually reviews a written position description for directors that the Board has approved and recommends amendments if required. The Board has also approved Charters for the Chairman of the Board and for the Chairs of the Board Committees. These documents are available on the Bank’s website at www.td.com/governance/charters.jsp.
The Management Resources Committee has developed a written position description for the Chief Executive Officer which the Board approved and the Committee reviews annually. The Committee also annually reviews the CEO’s corporate goals and objectives which include performance indicators and key milestones relevant to the CEO’s compensation. The Board approves such goals and objectives on the Committee’s recommendation.

Orientation and Continuing Education
     Orientation
We hold comprehensive education sessions to orient new directors. At these sessions, members of our executive management team present and answer questions on how the Bank is managed, our key businesses, strategic direction, human resources, information technology, regulatory environment and the significant issues and key risks we face. All new directors receive a Director’s Orientation Manual that is tailored to the individual director’s needs and areas of interest, taking into consideration which Committees the director is joining. Director orientation reference materials include:

•	our key corporate governance and public disclosure documents;

•	information regarding the evaluation process for the Board, its Committees and individual directors;

•	information regarding our Board Portal;

•	Minutes for the previous year’s Board meetings;

•	Minutes for the previous year’s committee meetings for Committee(s) to which the director is joining;

•	important policies and procedures for the Bank; and

•	organizational charts and other business orientation materials.

In addition, new directors are assigned a “buddy” director for the director’s first three meetings to answer questions and provide contextual information to better understand materials, presentations and processes. New directors are also offered an opportunity to attend a site visit (e.g., retail branch, operations centre, trading floor).

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     Continuing Education
The Corporate Governance Committee oversees continuing education for directors and is a resource for ongoing education about directors’ duties and responsibilities. It satisfies itself that prospective candidates fully understand the role of the Board and its Committees and the contribution expected of individual directors. In addition, presentations are regularly made to the Board on different aspects of our operations, and periodically on topical areas to assist directors in fulfilling their responsibilities. In the past year, the Board has participated in in-depth sessions (“Deep Dives”) on particular aspects of our businesses and overall strategy. Each Deep Dive includes an element of general education as context for the discussions (e.g., the industry; competitors; trends; and risks/opportunities) and a hindsight component. Directors also have complete access to management to understand and keep up to date with our business and for any other purposes that may help them fulfill their responsibilities.
Lastly, directors are canvassed on specific topics, trends or best practices relevant to the Board as a whole or to a specific Committee that they would like to learn more about. In the past year, management presented to the Board or its Committees on: the Bank’s North American strategy; a detailed review of the risk management framework; results of an Enterprise-wide stress test and capital implications; Commerce integration; risk “dashboard”, highlighting the Bank’s risk profile; executive development and succession planning; macro-economic risk trends; Basel II; and fair value international financial reporting standards. Several Deep Dives that focused on wholesale banking, and U.S. and Canadian personal and business banking were also conducted. This year, the Bank also held several interaction sessions between directors and various Bank businesses to showcase the next generation of top talent and to further develop the Board’s understanding of our businesses. Also, the Management Resources Committee’s independent compensation advisor, Frederic W. Cook & Co., Inc., discussed recent developments in executive compensation and corporate governance.
Directors also had other opportunities to meet additional members of senior management through participation in the Bank’s Build for the Future program, a leadership development program for management. In addition, all directors have been enrolled as members in the Institute of Corporate Directors (ICD) — giving them access to ICD’s publications and events to enhance their knowledge of directors’ responsibilities and current governance trends.

Ethical Business Conduct
As a responsible business enterprise and corporate citizen, we are committed to conducting our affairs to the highest standards of ethics, integrity, honesty and fairness, and professionalism — in every respect, without exception, and at all times. While reaching our business goals is critical to our success, equally important is the way we achieve them. There are a number of policies and procedures in place, including the Code of Conduct and Ethics and insider trading policies, that encourage and promote a culture of ethical business conduct at the Bank.

     Code of Conduct and Ethics
Our Code of Conduct and Ethics applies at all levels of the organization, from major decisions made by the Board of Directors, to day-to-day transactions in branches. The Code has been filed with securities regulators on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Any shareholder may obtain a copy from our website at http://www.td.com/governance/code_ethics.pdf or by contacting TD Shareholder Relations at the address on the back cover of this circular.
The Code establishes the standards that govern the way directors, officers and employees deal with each other, our shareholders, customers, suppliers, competitors and communities. Within this framework, directors, officers and employees are expected to exercise good judgment and be accountable for their actions. Compliance with the Code is part of every officer’s and employee’s employment contract with the Bank. All directors, officers and employees are required to review and attest to compliance with the Code annually.
The Corporate Governance Committee annually reviews the Code, and the Audit Committee receives an annual report on the attestation process confirming compliance with the Code. The Board and its Committees oversee the culture of integrity or ’tone at the top’ we’ve established throughout the Bank, including compliance with our policies and procedures for ethical personal and business conduct. The Corporate Governance Committee receives a periodic report setting out the various policies and structures that enable the Board and its Committees to fulfill this oversight function.

     Insider Trading Policies
We have robust safeguards in place that are monitored by trained and experienced compliance officers to help ensure that all executive officers and other officers and employees in key positions do not inadvertently engage in insider trading. Certain officers (including the Named Executive Officers listed in the “Summary Compensation Table” on page 34 of this circular) are required to pre-clear any securities trade with Bank compliance officers. Bank compliance officers have access to records of the trading accounts in which these individuals hold any securities. Trading in Bank securities is restricted during “closed window periods” that span the period when our financial results are being compiled but have not yet been released to the public. Insiders, as required by law, must file insider trading reports via the internet-based System for Electronic Disclosure by Insiders (SEDI). In addition, the Named Executive Officers must pre-disclose to the public, by way of a press release, any intention to trade in our common shares, including the exercise of options, no less than five business days in advance of the date of the transaction.

     Director Conflict of Interest
Directors may not be eligible for election if they have a potential or actual conflict of interest that is incompatible with service as a director. An example is a material interest in an entity that competes directly with a core activity of the Bank. Directors are required to provide the Bank with complete information on all entities in which they have a material interest so that any conflicts they may have regarding these entities can be identified. In addition, directors complete an annual questionnaire that includes questions on material interests with the Bank.
It is the responsibility of a director to submit a report to the Corporate Governance Committee whenever there is a conflict of interest or potential conflict of interest between him or her and the Bank. The Committee will determine an appropriate course of

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action for the director, always with a view to the best interests of the Bank. Where a director’s conflict of interest is manageable (for example, by the director being absent for certain deliberations of the Board), the director may be eligible for election and the Corporate Governance Committee will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer his or her resignation.

Nomination of Directors
The Board satisfies itself that the directors, taken as a whole, have the right skills, experience and capabilities to meet the challenges we face. Each year, the Board recommends director nominees to shareholders, who can vote on each director nominee at the annual meeting. The recommendation is based on careful examination of its own composition, including issues relating to its size, and balances factors such as age, geographical, professional, and industry representation. For example, it selects director candidates who will be able to satisfactorily represent the Bank domestically and internationally where we carry on business, and who have a broad spectrum of educational backgrounds and expertise. Every effort is made to promote diversity on the Board, including advancing women, minorities and people with disabilities. Additionally, the composition of the Board must meet Bank Act residence and affiliation requirements.
The Corporate Governance Committee, which is composed entirely of independent directors, determines the skills, qualities and backgrounds the Board needs to fulfill its many responsibilities with a view to diverse representation on the Board. The Corporate Governance Committee closely monitors Board and Committee composition and succession issues, particularly future director recruitment needs. It constantly assesses existing directors’ competencies and skills in light of the opportunities and risks facing the Bank. It seeks candidates to fill any gaps in the skills, qualities and backgrounds of Board members and rigorously assesses a candidate’s ability to make a valuable contribution to the Board. This includes considering whether each new nominee can devote sufficient time and resources to his or her duties as a Board member. Directors must be committed to diligent attendance at Board and Committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of Board and Committee meetings, the Corporate Governance Committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is also taken into consideration in the nomination process. While we do not restrict the number of public company boards that a director may serve on, each director must devote sufficient time to carrying out his or her duties effectively. Each director also commits to serve on the Board for an extended period of time if elected.
The Board is required to have a minimum of 12 directors. The Corporate Governance Committee recommends the exact size of the Board which is then set by directors’ resolution before each annual shareholders’ meeting. The Board size may be changed by the Board from time to time between annual meetings. In considering Board size, the Board balances the competing goals of keeping the Board size small enough for effective discussions yet offering adequate representation to meet the demands of Board and Committee work in the context of our business and operating environment.
In addition to having the requisite skills and experience and meeting Bank Act requirements, all directors must meet the qualifications for directors set out in the Position Description for Directors which is available on our website at www.td.com/governance/charters.jsp.
The nominees identified under the heading “Director Nominees” were recommended to the Board by the Corporate Governance Committee. The Committee also recommends candidates to fill any positions on the Board that may arise between annual meetings.
The Corporate Governance Committee identifies possible candidates to join the Board. On occasion it may engage independent consultants to help in this task. The Corporate Governance Committee regularly looks at potential candidates even when it does not have an immediate vacancy and maintains a list to draw upon should a need arise.

     Term Limits
The Board believes it should reflect a balance between experience and learning on the one hand, and the need for renewal and fresh perspectives on the other. Directors are expected to serve up to a maximum of 10 years, assuming they receive solid annual performance assessments, are annually re-elected by the shareholders, and meet the other requirements of our Corporate Governance Guidelines. In certain circumstances, and on the Corporate Governance Committee’s recommendation, the Board may extend a director’s initial 10-year term limit by an additional 5 years, for a maximum total term limit of 15 years. In the most exceptional circumstances, the Board may extend a director’s term limit for a further five years. For current directors, term limits started from September 23, 2004, when the policy was implemented, or their respective first election dates, whichever came later.

     Retirement Age
If a director has reached the retirement age of 70 but has not served his or her 10 year term, the Board may make a one-time decision to extend the director’s service until the end of his or her 10-year term or age 75, whichever comes first. This decision is always subject to solid annual performance assessments and annual re-election by the shareholders.

     Majority Voting Policy
If a nominee in an uncontested election receives a greater number of shares withheld than shares voted in favour of his or her election he or she must promptly tender his or her resignation to the Chairman of the Board. The resignation takes effect as soon as the Board accepts it. The Corporate Governance Committee quickly considers the director’s offer to resign and recommends whether the Board should accept it. Before making its recommendation, the Corporate Governance Committee evaluates the best interest of the Bank and its shareholders and considers a number of factors including: cures for the underlying cause of the withheld votes; the skills and attributes of the director and the overall mix of skills and attributes of the Board; and whether accepting the resignation would cause the Bank to fail to meet any applicable listing or regulatory requirement. The Board has

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90 days to make a final decision and announce it through a press release. The director does not participate in any Committee or Board deliberations on the resignation offer.

Compensation Governance
     Director Compensation
The Corporate Governance Committee, which is composed entirely of independent directors, reviews director compensation to satisfy itself that it is competitive in the marketplace and aligns directors’ and shareholders’ interests. The Board determines the form and amount of director compensation based on the Corporate Governance Committee’s recommendation. Further information on director compensation can be found on page 11 of this circular under the heading “Director Compensation”.

     Executive Compensation
The Management Resources Committee, also composed entirely of independent directors, oversees our executive compensation program. As part of its executive total value strategy, the objective of the Bank’s executive compensation program is to attract, retain and motivate high performing executives to create sustainable shareholder value over the long term. To achieve this objective, our executive compensation program is based on the following principles: offer competitive compensation; link compensation with individual performance, the achievement of specific strategic business objectives and the Bank’s performance as a whole; strive to ensure the Bank is a market leader on governance issues; align executive compensation with current best practices; provide flexible, simple and accessible programs for executives; and align executive interests with those of shareholders. The Management Resources Committee, in consultation with the Committee’s independent advisor, reviews, approves and advises the Board on the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the Named Executive Officers listed in the “Summary Compensation Table” on page 34 of this circular. The Committee reviews the executive compensation disclosure in the circular before the Board approves it and makes it public. To support our objective of striving to be a market leader on governance issues, we have adopted certain executive compensation practices that align to current best practices:

•	When designed, executive compensation plans are subject to extensive forward and back-testing;

•	Pay varies with performance and this variability is generally most significant at the highest levels;

•	Certain executive officers must maintain the share ownership requirement for certain periods of time following retirement; and

•	Share ownership requirements for officers that are among the highest in the market.

Information on the Committee’s independent advisor, Frederic W. Cook & Co., Inc. is on page 17 of this circular, under the heading “Independent Advisor”.

     CEO Compensation
The Management Resources Committee and the Chairman of the Board annually assess the Chief Executive Officer’s performance against pre-defined goals and objectives. In consultation with the Committee’s independent advisor, they then recommend to the Board the CEO’s total salary, annual cash incentive and equity compensation. The CEO’s evaluation includes an assessment of his personal integrity as well as the culture of integrity he and other executive officers have established throughout the Bank. For a detailed analysis of the CEO’s compensation in 2008, see the section starting on page 28 of this circular.

Other Board Committees
The Board has the following Committees: Audit; Corporate Governance; Risk; and Management Resources. More information on these Committees can be found starting on page 15 of this circular. All Committee members are “independent” directors under the Director Independence Policy and CSA Guidelines.
The Charter of each of the Board’s four Committees sets out composition requirements. The Corporate Governance Committee recommends the composition of each Committee. Each independent director should serve on at least one Committee each year. The Board approves the composition of Committees and can remove members in accordance with applicable rules and regulations, and any other relevant considerations. In determining appropriate membership on Committees, the Corporate Governance Committee tries to strike a balance between having members with adequate experience and expertise on the Committee and rotating membership to bring in new ideas and insights. Each Committee can conduct all or part of any meeting in the absence of management. As stated earlier, each Committee includes such sessions on its meeting agendas. For example, the Audit Committee meets independently with each of the Chief Financial Officer, Chief Auditor, Chief Compliance Officer and the shareholders’ auditor and on its own at each of its regularly scheduled quarterly meetings. Each Committee also may engage independent advisors, paid for by the Bank, to provide expert advice.
Each year the Committees review their Charters to satisfy themselves that they meet or exceed regulatory and shareholder obligations, and are operating effectively. The Corporate Governance Committee reviews changes which are then approved by the Board. Currently, each Committee establishes annual objectives or key goals as a focus for its core responsibilities and activities, and to help prioritize the Committee’s time and effort throughout the year. The Committees measure progress against their objectives throughout the year. The Charter for each Committee is available on our website at www.td.com/governance/charters.jsp.

Assessments
The Board annually evaluates the effectiveness of the Board and its Chairman, its Committees and their Chairs, individual directors, and the Chief Executive Officer. The evaluation of individual directors involves a self-evaluation and peer review. The Corporate Governance Committee and the Chairman of the Board working with the Corporate Secretary and an independent

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consultant facilitate annual feedback to the Board. The Board’s approach to feedback is meant to be constructive and to ensure that the right programs are in place for continuously improving directors’ individual skills and the Board’s and its Committees’ functioning and effectiveness.

     Board and Individual Director Feedback
Directors complete an annual Feedback Survey on Board effectiveness and performance. Directors are asked to consider what works well at the Board, what could be done differently, and what the Board’s top priorities in the coming year should be.
Consolidated results are then reviewed with the Chairman of the Board to identify trends and possible actions. The Chairman of the Board also has a one-on-one open discussion with each director about the performance and development needs of the Board, its Committees, peer directors and the individual. These discussions are on a rolling basis, focusing on providing individuals with feedback received during a year and at the same time soliciting their feedback for the following year.
The Chairman of the Board leads a preliminary discussion with the Corporate Governance Committee to review the feedback report and propose action plans to address any development opportunities highlighted by the Survey results. The Chairman of the Board then leads an in-camera discussion of the results and the proposed action plans with the Board. The Corporate Governance Committee monitors the implementation of the action plans throughout the year.

     Committee and Committee Chair Feedback
This year, the Corporate Governance Committee introduced a new approach to obtaining feedback from directors on the effectiveness and operations of the Committees on which they sit and of the Chairs of those Committees. Each Committee held an effectiveness self-assessment session to share views and then set key goals or objectives to respond to any development opportunities identified in the discussions. Each Committee Chair then reviewed the results and proposed action plans in-camera with the Board. Each Committee monitors its key goals and objectives throughout the coming year. The Corporate Governance Committee also monitors how well other Committees implement their key goals or objectives throughout the year to see that they are appropriately addressed. It identifies recurring themes across Committees that need to be dealt with at a governance level.
Also, one of the Corporate Governance Committee’s objectives is to oversee the continued improvement in Board and Committee processes for agenda timeliness, advance materials, and presentations. A Board/Committee Process Protocol has been developed as a guideline for all participants in Board and Committee meetings. All meeting participants have received a copy of the Process Protocol and the Corporate Governance Committee monitors its implementation and provides feedback to management.
Periodically, meetings of the Committee Chairs are held to discuss issues in common including ongoing efforts to improve Board and Committee processes.

     Chairman of the Board Feedback
As part of the annual Survey, directors are asked to annually assess and comment on the Chairman of the Board’s performance. An independent consultant consolidates individual responses. The Chairman of the Management Resources Committee leads an in-camera discussion with the Board (with the Chairman absent) and subsequently meets with the Chairman of the Board to provide feedback.

     Chief Executive Officer Assessment
The annual Survey also asks directors to assess and comment on the Chief Executive Officer’s performance. Again, the independent consultant consolidates the responses. The Chairman of the Board, together with the Chairman of the Management Resources Committee, leads an in-camera discussion of the results with the Management Resources Committee and then with the Board (with the Chief Executive Officer absent). Subsequently, the Chairman of the Board, together with the Chairman of the Management Resources Committee, meets with the Chief Executive Officer to provide feedback.

     360 - Feedback by Management
In the cases of the assessment of the Board, the Chairman of the Board and the Chief Executive Officer, and senior executive management team members are asked to complete the Survey to provide candid feedback as part of the process. In the case of Committee self-assessments and the assessment of the respective Committee Chairs, the senior executive supporting each Committee participates in a portion of the session. This feedback is consolidated and incorporated in the various feedback reports.

60  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

SHAREHOLDER INQUIRIES

For information on voting your Common Shares at the meeting, see the Voting Information sections in this circular and the Notice of Annual Meeting in the inside cover. For other inquiries, see the contact information set out below.

If you: Are a registered shareholder (your name appears on your share certificate)	And your inquiry relates to:
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, or to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.
Please contact:
Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
416-643-5500 or toll-free at 1-800-387-0825
Facsimile: 416-643-5501 (for general inquiries) or 416-368-2502 (for sending proxies)
E-mail: inquiries@cibcmellon.com
www.cibcmellon.com

Hold your shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, or to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.
Co-Transfer Agent and Registrar: BNY Mellon Shareowner Services
P.O. Box 358015,
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired:
1-800-231-5469
Foreign shareholders: 201-680-6578
TDD foreign shareholders:
201-680-6610
www.bnymellon.com/shareowner

Beneficially own shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

Annual and Quarterly Reports
Beneficial shareholders who wish to have quarterly financial statements of the Bank for the next year mailed to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. To access our quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of our website on the day of release (www.td.com/investor/earnings.jsp).

Under the Bank Act, registered shareholders may cease to receive Annual Reports, containing our annual financial statements and annual MD&A, by marking the Annual Report waiver box at the bottom of the form of proxy. If you mark the Annual Report waiver box, you will not receive an Annual Report. Otherwise Annual Reports will continue to be sent to you. If you previously elected not to receive Annual Reports and wish to resume their receipt, please contact the transfer agent of the Bank, CIBC Mellon Trust Company, at the address noted above.

For all other shareholder inquiries...	To communicate directly with independent directors...
Please contact TD Shareholder Relations,
• By phone at 416-944-6367 or 1-866-756-8936
• By mail to:
     The Toronto-Dominion Bank
     P.O. Box 1
     Toronto-Dominion Centre
     Toronto, Ontario M5K 1A2
• By e-mail tdshinfo@td.com
Please note that by leaving us an e-mail or voice-mail message you are providing your consent for us to forward your inquiry to the appropriate party for response.
You may contact the independent directors through the Chairman of the Board, by writing to:
     Mr. John M. Thompson
     Chairman of the Board
     The Toronto-Dominion Bank
     P.O. Box 1
     Toronto-Dominion Centre
Toronto, Ontario M5K 1A2

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  61